Exhibit 99.19

NI 43-101 TECHNICAL REPORT

ZIMAPAN MINE

HIDALGO STATE, MEXICO

EFFECTIVE DATE – December 31, 2025
REPORT DATE – April 30, 2026

PREPARED FOR

SANTACRUZ SILVER MINING LTD.
Suite 480, 1140 West Pender St.
Vancouver, BC V6E 4G1

PREPARED BY

JDS ENERGY & MINING INC.
Suite 900, 999 West Hastings St.,
Vancouver, BC V6C 2W2

QUALIFIED PERSONS

Paul Thornton, P.Eng.	JDS Energy & Mining Inc.
Garth Kirkham, P.Geo.	Kirkham Geosystems Inc.
Tad Crowie, P.Eng.	JDS Energy & Mining Inc.

Date and Signature Page

This report entitled NI 43-101 Technical Report, Zimapan Mine, Hidalgo, Mexico, effective as of 31 December 2025 was prepared and signed by the following authors:

Original document signed and sealed by:

Paul Thornton	April 30, 2026
Paul Thornton, P.Eng.	Date Signed

Original document signed and sealed by:

Garth Kirkham	April 30, 2026
Garth Kirkham, P.Geo.	Date Signed

Original document signed and sealed by:

Tad Crowie	April 30, 2026
Tad Crowie, P.Eng.	Date Signed

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE i

NOTICE

JDS Energy & Mining, Inc. prepared this National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Santacruz Silver Mining Ltd. The quality of information, conclusions and estimates contained herein is based on: (i) information available at the time of preparation; (ii) data supplied by outside sources, and (iii) the assumptions, conditions, and qualifications set forth in this report.

Santacruz Silver Mining Ltd. filed this Technical Report with the Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

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Table of Contents

1			Executive Summary	1-1
	1.1		Introduction	1-1
	1.2		Project Description	1-1
	1.3		Location, Access and Ownership	1-2
	1.4		History, Exploration and Drilling	1-2
	1.5		Geology and Mineralization	1-4
	1.6		Metallurgical Testing and Mineral Processing	1-5
	1.7		Mining	1-5
	1.8		Recovery Methods	1-6
	1.9		Infrastructure	1-7
		1.9.1	Carrizal and Monte Mines	1-8
		1.9.2	San Francisco Processing Plant	1-9
	1.10		Capital and Operating Cost Estimates	1-11
		1.10.1	Capital Costs	1-11
		1.10.2	Operating Costs	1-12
	1.11		Conclusions	1-13
		1.11.1	Risks	1-13
		1.11.2	Opportunities	1-13
	1.12		Recommendations	1-14
2			Introduction	2-1
	2.1		Terms of Reference and Scope	2-1
	2.2		Qualifications and Responsibilities	2-1
	2.3		Site Visit	2-2
	2.4		Sources of Information	2-2
	2.5		Units, Currency and Rounding	2-3
3			Reliance on Other Experts	3-1
4			Property Description and Location	4-1
	4.1		General Description	4-1
	4.2		Agreements and Royalties	4-2

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		4.2.1	Lease Agreement	4-2
		4.2.2	Carrizal Mining Acquisition	4-3
		4.2.3	Terms and Conditions Agreement to Purchased Zimapan Property	4-3
	4.3		Grant of Concessions	4-4
	4.4		Taxes and Fees	4-6
	4.5		Verification of Title Status	4-6
	4.6		Surface Rights	4-6
		4.6.1	General Information	4-6
		4.6.2	Land Tenure and Title – Private Property	4-6
		4.6.3	Surface Rights Agreements	4-7
		4.6.4	Permitted Uses and Operational Rights	4-9
		4.6.5	Agreement Terms and Considerations	4-9
		4.6.6	Legal and Compliance Considerations	4-9
		4.6.7	Project Surface Area	4-10
		4.6.8	Legal and Registry Support	4-10
		4.6.9	Rights and Obligations	4-10
		4.6.10	Tenue Risk Assessment	4-11
		4.6.11	Conclusion	4-11
	4.7		Environmental Liability and Permitting	4-11
		4.7.1	Regulatory Framework and Project Context	4-11
		4.7.2	Inventory of Project Permits and Authorizations	4-12
		4.7.3	Detailed Description of Authorizations	4-13
		4.7.4	Environmental Monitoring Program (EMP)	4-15
		4.7.5	Regulatory Risk and Mitigation – Environmental Framework	4-15
		4.7.6	QP Opinion	4-16
5			Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1
	5.1		Access	5-1
		5.1.1	Route to Zimapan from Mexico City	5-1
		5.1.2	Access to Mine Facilities	5-1
		5.1.3	Access Conditions and Operational Considerations	5-2
		5.1.4	Summary of Distances and Travel Times	5-3
	5.2		Physiography	5-3
	5.3		Climate	5-4
	5.4		Infrastructure and Local Resources	5-4

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6			History	6-1
	6.1		General History	6-1
	6.2		Previous Work by Carrizal Mining	6-2
		6.2.1	Mining and Production	6-2
		6.2.2	Development Drilling	6-2
7			Geological Setting and Mineralization	7-1
	7.1		Introduction	7-1
	7.2		Regional Geology	7-1
	7.3		Property Geology	7-7
		7.3.1	Stratigraphy	7-7
		7.3.2	Structure	7-9
	7.4		Local Geology	7-10
		7.4.1	Lithology	7-10
	7.5		Alteration and Mineralization	7-10
		7.5.1	Pre-Mineralization K-Silicate Alteration within Intrusions	7-11
		7.5.2	Pre-Mineralization Prograde-Anhydrous Exoskarn	7-11
		7.5.3	Pre-Mineralization Prograde-Anhydrous Endoskarn	7-11
		7.5.4	Syn-Mineralization Stage Retrograde-Hydrous Exoskarn	7-11
		7.5.5	Post-Mineralization Stage Supergene Alteration	7-12
		7.5.6	Structural Controls and Size	7-12
	7.6		Mineral Zones	7-14
		7.6.1	El Monte Mine	7-15
		7.6.2	Carrizal Mine.	7-16
8			Deposit Types	8-1
9			Exploration	9-1
10			Drilling	10-1
11			Sample Preparation, Analyses and Security	11-1
	11.1		Sample Methods and Sample Security	11-1
	11.2		Sample Preparation and Analytical Procedures	11-2
	11.3		Quality Assurance and Quality Control (QA/QC)	11-2
	11.4		Opinion	11-3

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12			Data Verification	12-1
	12.1		Introduction	12-1
	12.2		Geology and Sampling	12-1
	12.3		Mining	12-2
	12.4		Metallurgy	12-3
	12.5		Conclusions	12-3
13			Mineral Processing and Metallurgical Testing	13-1
	13.1		2023 Geometallurgical Testwork program	13-1
		13.1.1	Recovery By Mineralized Zone	13-2
		13.1.2	Mineralized Zone Compatibility	13-3
	13.2		Operational Data	13-3
	13.3		Metallurgical Assumptions	13-4
14			Mineral Resource Estimate	14-1
15			Mineral Reserve Estimate	15-1
16			Mining Methods	16-1
	16.1		Introduction	16-1
	16.2		Mining Methods	16-1
		16.2.1	Mine Design	16-1
		16.2.2	Stoping	16-2
		16.2.3	Development	16-3
	16.3		Mine Equipment	16-3
17			Process Description / Recovery Methods	17-1
	17.1		Introduction	17-1
	17.2		Plant Flowsheet	17-1
	17.3		Process Plant Description	17-2
		17.3.1	Crushing	17-2
		17.3.2	Grinding	17-3
		17.3.3	Lead/Copper Flotation	17-3
		17.3.4	Zinc Flotation	17-3
		17.3.5	Concentrates	17-4
		17.3.6	Tailings	17-4

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18			Project Infrastructure and Services	18-1
	18.1		Carrizal and Monte Mines	18-1
		18.1.1	San Francisco Processing Plant	18-2
		18.1.2	Photos of Mine and Plant Infrastructure	18-4
19			Market Studies and Contracts	19-1
	19.1		Market Studies	19-1
	19.2		Smelting	19-1
	19.3		Metal Prices	19-1
20			Environmental Studies, Permitting and Social or Community Impacts	20-1
	20.1		Environmental	20-1
		20.1.1	Highlights	20-1
		20.1.2	Implement of the EMS	20-2
	20.2		Environmental Studies and Known Issues	20-5
	20.3		Permitting	20-5
		20.3.1	Environmental Impact Authorization – Tailings Dam N° 9	20-5
		20.3.2	Operating License (Atmospheric Contamination Control)	20-6
		20.3.3	Mining Waste Management Plan Registration (Flotation Tailings)	20-7
		20.3.4	Record of the Hazardous Waste Management Plan	20-7
		20.3.5	Special Management Waste (SMW) Management Plan Registration	20-8
		20.3.6	Water Concessions and Federal Zones (CONAGUA)	20-8
		20.3.7	Social and Community	20-9
	20.4		Communities	20-11
		20.4.1	Social Management System	20-12
		20.4.2	Social Responsibility Policy and FPIC Procedure	20-13
		20.4.3	Social Investment and Beneficiaries 2025	20-13
		20.4.4	Mine Closure, Remediation and Recovery	20-14
		20.4.5	Conclusions	20-14
21			Capital and Operating Costs	21-1
	21.1		Capital Costs	21-1
	21.2		Operating Costs	21-2
22			Economic Analysis	22-1
23			Adjacent Properties	23-1
	23.1		La Negra Property	23-1
24			Other Relevant Data and Information	24-1
25			Interpretations and Conclusions	25-1
	25.1		Risks	25-1
	25.2		Opportunities	25-1
26			Recommendations	26-1
27			References	27-1
28			Units of Measure, Abbreviations, Acronyms, and Glossary of Spanish Terms	28-1

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List of Figures

Figure 1 1:	San Francisco Processing Plant Flowsheet	1-7
Figure 1 2:	Site Layout, Carrizal Mine Facilities	1-8
Figure 1 3:	Site Layout, Monte Mine, San Francisco Processing Plant and Tailings Pond	1-9
Figure 1 4:	Site Layout for San Francisco Processing Plant	1-10
Figure 4 1:	Geographic Location Map	4-1
Figure 6 1:	Mineralized Zones at the Carrizal Underground Mine	6-5
Figure 6 2:	Mineralized Zones in the El Monte Underground Mine	6-6
Figure 7 1:	Generalized Tectonic Map of the North American Cordillera	7-2
Figure 7 2:	Distribution of Late Jurassic – Early Cretaceous carbonates Prior to Deformation	7-2
Figure 7 3:	Regional Geological Map	7-4
Figure 7 4:	Idealized Stratigraphic Section of the Zimapan Basin	7-5
Figure 7 5:	Property Geology	7-6
Figure 7 6:	Simplified Geological Cross-Section between Carrizal and El Monte Mines	7-7
Figure 7 7:	Section Looking Northeast Through the Carrizal Mine	7-17
Figure 8 1:	Schematic Cross-Section of an Idealized Polymetallic Replacement Deposit	8-1
Figure 16 1:	Stoping Method Selection Based on Rock Quality (RMR)	16-2
Figure 17 1:	San Francisco Processing Plant Flowsheet	17-2
Figure 17 2:	Plant and TSF Locations	17-5
Figure 17 3:	North Dam Cross Section	17-6
Figure 17 4:	South Dam Cross Section	17-6
Figure 17 5:	Site Hydraulic Infrastructure Layout	17-7
Figure 18 1:	Site Layout, Carrizal Mine Facilities	18-1
Figure 18 2:	Site Layout, Monte Mine, San Francisco Processing Plant and Tailings Pond	18-2
Figure 18 3:	Site Layout for San Francisco Processing Plant	18-3
Figure 18 4:	Photos of the Zimapan Infrastructure	18-4

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List of Tables

Table 1 1:	Estimated Metallurgical Recoveries, Concentrate Grades and Mineral Processing Factors	1-5
Table 1 2:	Capital Cost Requirements	1-11
Table 1 3:	Operating Costs for 2025	1-12
Table 2 1:	QP Responsibilities	2-1
Table 2 2:	QP Site Visits	2-2
Table 4 1:	List of Mining Concessions	4-5
Table 5 1:	Distances and Travel Times	5-3
Table 6 1:	Exploration Drilling by Zone, Monte Mine	6-3
Table 6 2:	Exploration Drilling by Zone, Carrizal Mine	6-3
Table 6 3:	Exploration Drilling by Year, Monte Mine	6-4
Table 6 4:	Exploration Drilling by Year, Carrizal Mine	6-4
Table 7 1:	List of Mineralized Structures	7-14
Table 7 2:	Styles of Mineralization through the Carrizal Mine	7-16
Table 13 1:	Estimated Recovery by Mineralized Zone and Element	13-2
Table 13 2:	2023 Reconciled Data	13-3
Table 13 3:	2024 Reconciled Data	13-3
Table 13 4:	Combined 2023 and 2024 Reconciled Data	13-4
Table 13 5:	Recovery and Concentrate Grade Estimates	13-4
Table 19 1:	CIBC Consensus Metal Prices	19-5
Table 20 1:	Environmental Aspects Addressed in Santacruz Environmental Program	20-3
Table 20 2:	Current Environmental Impact Authorization – Tailings N°9	20-5
Table 20 3:	Operating License – Carrizal Mining	20-6
Table 20 4:	Tailings Management Plan Authorization	20-7
Table 20 5:	Amount of Hazardous Authorized in the Management Plan	20-7
Table 20 6:	Water use and wastewater discharge concession title	20-8
Table 20 7:	Environmental Authorizations of Carrizal Mining	20-9
Table 20 8:	Communities Adjacent to Zimapan Operations	20-10
Table 20 9:	Investment in Ejidos within the direct area of influence	20-13
Table 20 10:	Direct Beneficiaries By Projects in Communities within the Direct Area of Influence	20-14
Table 21 1:	Capital Cost Requirements	21-1
Table 21 2:	Operating Costs for 2025	21-2

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1	Executive Summary

1.1	Introduction

JDS Energy & Mining Inc. (JDS) was commissioned by Santacruz to prepare a Technical Report in accordance with the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1, collectively referred to as National Instrument (NI) 43-101 for the Zimapan Mine Project (Zimapan or the Project) operated by Carrizal Mining S.A. de C.V. located in the state of Hidalgo, Mexico.

The Zimapan mining district was discovered by Spanish miners in 1575. From 1632 to 1920, more than 18 mines were put into production, including the El Monte and Carrizal mines. Peñoles operated the mine from 1964 until leasing to Santacruz in August 2009. From 2011 to 2020, Santacruz completed ~30 km of underground drilling and mined ~5.9 million tonnes (Mt) of mineralized material from the El Monte and Carrizal mines.

The mine is fully operational at the time of this Report’s preparation.

1.2	Project Description

The Zimapan property is located in the municipality of Zimapan, Hidalgo state, Mexico. The Property is situated 241 road-km north of Mexico City and seven km northwest from the town of Zimapan. The Property consists of 34 mining concessions covering an area of 5,138.76 ha that is centered at longitude 99°25’2.5” W and latitude 20°47’6.5” N (WGS 84) on the 1:250,000 topographic map sheets F14-11 and F14-C58. Included in these concessions are the Carrizal mine, El Monte mine, and the El Monte mineral processing plant (El Monte plant) (together the “Zimapan Mine”).

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1.3	Location, Access and Ownership

The Zimapan property is located in the municipality of Zimapan and is approximately seven km northwest from the town of Zimapan in Hidalgo state, Mexico. Travel to Zimapan from Mexico City is approximately 241 road-km via federal highway 85D and No. 85 through Pachuca. An alternative route from Queretaro City is approximately 141 road-km via federal highway 45 to El Paraiso, federal highway 100 to Ezequiel Montes, and federal highway 120 to Zimapan. Both Mexico City and Queretero City receive international flights daily.

The El Monte mine can be accessed from Zimapan by paved road by traveling east along Venusliano Carranza-Zimapan road and merging onto federal highway 85. At kilometre 9.9 from Zimapan, a turn-off to a 15.5 kilometres (km) dirt access road leads west to the El Monte mine and San Francisco plant. The Carrizal mine can be accessed from Zimapan by paved road by traveling west along Avenda Jorge Preisser Teran road for approximately 4.1 km where it transitions to a dirt road for the remaining 12.4 km to the Carrizal mine entrance. The Carrizal and El Monte mines are connected by a 7.4 km long underground access tunnel (Lomo de Toro – San Francisco Tunnel).

1.4	History, Exploration and Drilling

Information provided in General History is primarily extracted from Simons and Mapes (1956), and Suter (2016). The author has not completed sufficient work to verify this information.

In 1575, Zimapan was founded by Spanish miners who were extracting silver, lead, and other metals from mines located in the Sierra El Monte and Barranca Toliman, near the present day Carrizal mine. The discovery of the Lomo del Toro is attributed to Don Lorenzo de Labra in 1632. Silver and lead production continued in the Zimapan mining district until the Mexican war of independence of 1810. Mining activity was interrupted during the war and resumed in 1870. Between 1890 and 1901, interest in the Lomo de Toro mine was revived and the La Luz mine was developed. Mining activity was again suspended in 1910 due to the Mexican Revolution.

In 1913, mines in the El Monte area resumed operation under the ownership of the Hidalgo Copper Mining and Smelting Company. According to Simons and Maples (1956) 1,742 tons of mineralized rock averaging 21 percent lead and 806 grams per ton of silver was smelted in 1913.

By 1920, approximately 18 mines operated in the district. The Compania Fundidora y Minera de Zimapan operated the Rosario, Santa Gorgonia, La Candelaria, San Geronimo, Poder de Dios, and Las Animas mines. The Hidalgo Copper Mining and Smelting Co. operated the Nevada and Purisima mines. The Preisser family operated the San Francisco and Los Balcones mines. Mineralized material was either roasted in furnaces on-site to extract silver-lead alloys or shipped off-site for processing elsewhere.

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In 1929, the San Pascual and La Cruz mines were operated by Compania Minera Mexicana and the Preciosa Sangre and San Jose Maravillas deposits were operated by Negociacion Minera La Aurora. The Lomo de Toro mine resumed production with the reopening of existing workings.

In 1945, new oxide bodies were discovered in the Lomo de Toro mine and an access road to the Carrizal area was built.

In 1948, Fresnillo began exploitation of oxide and sulfide mineralization in the Monte area and continued mining activities from the Monte mine.

In 1949, operators chose to ship raw materials to San Luis Potosi and Zacatecas for smelting rather than smelting in the Zimapan area. Raw materials were shipped by truck to the railhead at Huichapan, located 88 km from Zimapan. Compania Minera La Llave operated the only smelter in the Zimapan area at that time. While raw materials were transported by truck from the Carrizal mining area to Zimapan, raw materials from the El Monte mining area were moved 10.5 km to Zimapan by donkey.

In 1957, a road to the Monte mine was built, stimulating production to reach an average of 2,500 tons per month according to Simons and Maples (1956).

In 1964, Peñoles acquired 51% of Fresnillo and 51% of Compania Zimapan. Through Fresnillo, Peñoles became the underlying owner of the property and mining operation. In subsequent years Compania Zimapan assigned its concession rights to Fresnillo.

In 1972, the San Francisco mineral processing facility was constructed (the El Monte plant).

In 2004, Fresnillo entered into a mining and exploitation agreement with Compania Minera Nuevo Monte, S.A. de C.V. for an initial term of 60 months: through which the latter acquired the exclusive right to exploit from the Property and operate the El Monte plant.

In 2007, Fresnillo assigned all concession rights and agreements to Minera Cedros.

In 2009, Compania Minera Nuevo Monte suspended operations and cancelled its agreement with Minero Cedros. Carrizal Mining entered into a Lease Agreement with Minera Cedros on August 18, 2009.

Between January 1, 2011, and December 31, 2025, Carrizal Mining completed approximately 75,995.78 metre (m) of underground core drilling – including 32,562.7 m completed at the El Monte mine and 43,433.08 m completed at the Carrizal mine. Drilling produced 36.5 millimetre (mm) core from BQ size holes and 35.3 mm core from TT-46 size holes. Carrizal Mining workers carried out drilling and utilized underground drilling equipment owned by Carrizal Mining. Summary tables detailing the metres drilled for each zone at each mine area are provided in Table 6-1 through Table 6-4. Approximately 51% of the total m drilled have been dedicated to the Escondida, Dike Concordia, Dike 1493, Dike 1600, Horizontes, Santa Fe and Juan Pablo mineral zones.

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1.5	Geology and Mineralization

The Zimapán Project is situated along the western margin of the Sierra Madre Oriental physiographic province in central Mexico, within a region characterized by a long and complex history of sedimentation, deformation, magmatism, and hydrothermal mineralization. The regional geological framework comprises thick sequences of Mesozoic platform and basinal sedimentary rocks, principally limestones and calcareous shales, which unconformably overlie Paleozoic and Precambrian basement. These strata were subsequently subjected to compressional tectonics associated with the Laramide orogeny, resulting in a structurally complex setting defined by folding, thrusting, faulting, and uplift.

Mineralization at Zimapán is spatially and genetically associated with intrusive activity of probable Pliocene age, consisting of quartz monzonitic to monzonitic stocks and related quartz-feldspar porphyry dikes. These intrusions acted as heat and fluid sources, driving hydrothermal systems responsible for the development of high-temperature carbonate replacement deposits (“CRD” systems). The mineralizing fluids exploited favourable stratigraphic horizons and structural conduits, producing replacement-style mineralization within reactive carbonate host rocks.

The principal mineralization styles are mantos and chimneys, which are preferentially developed within the “Horizontes” horizon of the La Negra member of the Lower Cretaceous Tamaulipas Formation. These horizons represent chemically favourable, permeable stratigraphic units that facilitate lateral and vertical fluid flow. Mantos typically form as stratabound, laterally extensive replacement bodies, whereas chimneys represent more vertically developed, structurally controlled feeder zones.

At the deposit scale, mineralization is hosted within limestones and calcareous shales of the Las Trancas, Tamaulipas, and Soyatal formations. The Carrizal Mine comprises at least six discrete mineralized zones, while the El Monte Mine contains eight recognized zones, reflecting a combination of stratigraphic control, structural complexity, and proximity to intrusive centres. The distribution, geometry, and continuity of these zones are governed by the interplay of lithological contrasts, fault structures, and intrusive contacts.

The mineral assemblage is characteristic of high-temperature polymetallic CRD systems and consists predominantly of semi-massive to massive sulfides. The principal economic minerals include argentite (silver), galena (lead), sphalerite (zinc), and chalcopyrite (copper), with variable gangue assemblages. Mineralization grades and metal zonation patterns are consistent with proximity to intrusive sources, with higher-temperature assemblages and copper enrichment generally observed nearer to intrusive contacts, transitioning outward to lead-zinc-silver dominant zones.

Overall, the Zimapán Project represents a classic polymetallic carbonate replacement system developed within a structurally complex and stratigraphically favourable carbonate platform setting. The combination of well-developed mantos and chimney systems, multiple mineralized horizons, and clear genetic linkage to intrusive activity provides a robust geological framework for ongoing exploration and potential resource delineation, subject to verification through modern data acquisition and estimation methodologies in accordance with current reporting standards.

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1.6	Metallurgical Testing and Mineral Processing

The San Francisco Processing Plant has a long history of operation which has contributed to the current processing strategy. A significant geometallurgical testwork program was run in 2023 under the guidance of JDS Energy and Mining.

The geometallurgical program developed guidance on ore zones that were compatible for being processed together vs ore zones which should be processed separately. The program also developed expected recoveries from each of zones tested to assist with future mine planning.

The recovery expectations for the mill were developed by reviewing the operating data from the latest years of operation prior to this Report, 2023 and 2024. It was decided to base the recoveries on the 2024 operating data due to improvements that were made in the San Fransico Processing Plant and material blending strategies developed from the geometallurgical testwork.

A summary of the expected recoveries and concentrate grades can be found in Table 1-1.

Table 1-1: Estimated Metallurgical Recoveries, Concentrate Grades and Mineral Processing Factors

Parameter	Unit	Concentrates
		Lead Concentrate	Copper Concentrate	Zinc Concentrate
Cu Recovery	%	11.4	43.1	27.8
Zn Recovery	%	1.4	1.3	78.0
Pb Recovery	%	85.2	3.1	3.3
Ag Recovery	%	54.0	13.7	7.8
Cu	%	2.52	19.88	1.96
Zn	%	2.72	5.03	46.83
Pb	%	49.30	3.75	0.60
Ag	g/t	2237	1783	155

Notes:

*Variable with Cu concentrate pull factor.

1.7	Mining

There are two operational mines on the property:

●	The Carrizal Mine which produces approximately half of the total mine production and is connected to the Monte Mine and San Francisco concentrator by a 7 km Underground trackless haulage drift; and

●	The Monte Mine which also produces about half of the total mine production and lies along the main haulage drift more proximal to the San Franciso concentrator.

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The Carrizal has been subdivided into four zones: Lomo de Toro, Socavón La Cuña, Cuerpo 960 (mining in Carrizal below 960 m elevation), and the historic Carrizal Mine.

All feed the San Francisco processing plant.

In general, the Carrizal mine consists of both remnant mineralized zones and pillars which are being recovered, as well as extensions of historically mined zones. Mining is more selective and conventional with jackleg drills and small Load Haul Dump (LHD) machines. The grades at Carrizal are marginally higher than Monte. Monte mine is comprised of mostly large bulk mineable mineralized zones and utilizes more Sub Level Open Stoping. The grade is generally lower at Monte mine, as are the unit costs.

Metallurgically, a blend of feeds from multiple sources is required to achieve increased recoveries and acceptable quality concentrates, so the operation of both zones simultaneously is a requirement.

Mining methods are selected for each mineralized block using the following criteria and methodology:

●	Rock stability and quality analyses are carried out by the rock mechanics department;

●	Analysis of mineral quality, contents and mineral value, and Cut-off-Grade are carried out by the Geology department; and

●	Analysis of the preparation cost vs mineral value are carried out by the Planning and Engineering department (cost-benefit).

Selection of the proper mining methods are closely linked to and often dictated by Geotechnical conditions of each mineralized zone. Sublevel open stoping, as well as cut and fill are the primary methods in use at Monte and Carrizal.

1.8	Recovery Methods

The San Francisco Processing Plant uses conventional crushing, grinding and flotation to produce 3 concentrates: Lead, Zinc, and Copper. The plant can handle 2,500 tonnes per day (t/d) of fresh feed, which is a blend of material from the Monte Mine, Carrizal Mine, and Limo De Toro Mine.

Feed from the separate mining areas is stockpiled separately at the mill facility. Blending is achieved by a loader combining stockpile material in the crusher feed hopper.

The San Francisco Processing Plant flowsheet follows a typical lead, copper, and zinc flotation circuit with a crushing circuit to reduce the mill feed size to a P80 of 3/8 inch. The feed is then ground in one of three primary ball mills to a feed size P80 of approximately 110 µm.

The feed is then conditioned in a conditioning tank and subjected to a lead copper bulk flotation. The lead/copper flotation tails reports to the zinc rougher circuit.

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The lead/copper rougher concentrate is upgraded into a cleaner flotation circuit and then run through a lead-copper differential flotation circuit where the copper is depressed, and the lead is floated to a final lead concentrate. The zinc rougher concentrate is cleaned in the zinc cleaner flotation circuit.

Each of the 3 concentrates reports to a separate concentrate thickener and filtration circuit. Each of the three concentrates are sold in bulk to smelters.

The flowsheet can be seen in Figure 1-1.

Figure 1-1: San Francisco Processing Plant Flowsheet

CONVEYOR
CYCLONE
BALL MILL
CONDITIONING TANK
FLASH FLOAT
TAILS
LEAD CONCENTRATE
COPPER CONCENTRATE
ZINC CONCENTRATE

REFERENCE DRAWINGS

NO.	DWG NO.	TITLE
A		TITLE

NOTES:
NOTES GO HERE

DRAWING REVISION

NO.	DESCRIPTION	DATE
A	NEW DRAWING	

	NAME	DATE
DRAWN BY		
DESIGNED BY	T.C	
CHECKED BY	T.C	
APPROVED BY		

SANTACRUZ silver mining ltd

JDS Energy & Mining Inc.

SANTA CRUZ SILVER
ZIMAPAN

PROCESS FLOW DIAGRAM

DWG NO.

REV. A

1.9	Infrastructure

Facilities for the Project are located at the Carrizal Mine, the San Francisco Processing plant, and in the town of Zimapan.

There are no facilities located at the Monte Mine.

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Although each mine has small offices for local technical, safety, and supervisory teams, the main administrative, warehousing, and technical support facility is the La Llave camp located in Zimapan.

1.9.1	Carrizal and Monte Mines

Each mine is independently operated and has their own support infrastructure. Each has their own ramp entry and independent ventilation systems, with some benefits derived from the connecting haulage way which doubles as a ventilation conduit and pipeway for drilling and process water as needed.

Grid power is available at each portal, and each mine has dedicated substations. Compressed air is supplied to each mine from surface compressors located at each portal.

Figure 1-2 shows the location of facilities servicing the Carrizal Mine.

Figure 1-2: Site Layout, Carrizal Mine Facilities

5550-N
5500-N
8700-E
8750-E
8800-E
RAMPA PRINCIPAL
RIO TOLIMAN
LIMITE DE TERRACERIA

MINA CARRIZAL

SEPTIEMBRE 2023

ESCALA: 1 : 250

SUPERFICIE
MINA CARRIZAL

31	90	01	A

Source: Carrizal Mining (2023)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 1-8

1.9.2	San Francisco Processing Plant

The San Francisco processing plant accepts feed via truck from both mines. It comprises crushing, grinding, flotation, and concentrate dewatering circuits as well as a preparation and assay laboratory and mine offices. The plant is situated at the southern and upstream end of a series of nine tailings storage facilities, eight of which have been decommissioned and the current active facility (No. 9), at the northern extent of the valley. The location of the tailings storage facilities is shown in Figure 1-3 relative to the El Monte underground workings, Portal, and San Francisco Plant.

Figure 1-3: Site Layout, Monte Mine, San Francisco Processing Plant and Tailings Pond

457,000 E
458,000 E
459,000 E
460,000 E
461,000 E
462,000 E
463,000 E
2'3034000 N
2'303,000 N
2'302,000 N
2'301,000 N
PROPOSED SITE FOR POND 10
TAILINGS PONDS
TAILING POND 9
TAILING POND 8
TAILING POND 7
TAILING POND 6
TAILING POND 5
TAILING POND 4
FLOTATION AREA
Mina Monte Access
EL TADHE
VERDOSAS
MINA MONTE
SAN FRANCISCO VILLAGE
CRUSHING AREA
FILTERING AND DRYING AREA
CHEMICAL LABORATORY
N
CARRIZAL MINING S.A DE C.V.
DEPARTAMENTO DE GEOLOGIA
UNIDAD ZIMAPAN
ZIMAPAN, HGO.
PLANO MOSTRANDO
PLANTA DE BENEFICIO
PRESAS DE JALES
LOCALIZACIÓN DE MINAS

Source: Carrizal Mining (2023)

A site layout drawing of the plant is provided in Figure 1-4.

Plant process water supply is a combination of groundwater sourced from the Monte Underground workings, and workings from an adjacent operator, as well as reclaim from the Tailings Storage Facility. Approximately 80% of process water is recovered for reuse.

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 1-9

Figure 1-4: Site Layout for San Francisco Processing Plant

INSTALACIONES PLANTA DE BENEFICIO

ALMACEN Y PREPARACION DE REACTIVOS 119 M2
Tolvas 177 m2
FLOTACION 1,107 m2
TANQUES ESPESADORES Y PILETAS 417 m2
MOLINOS 1 y 2 505 m2
FILTROS 739 m2
Area de Embarques 863 m2
ALMACEN 41.3 M2
TORNO 61.0 M2
24.0 M2
TALLER MECANICO Y SOLDADURA 97 M2
VESTIDORES 80 M2
COMEDOR 63 M2
ALMACEN DE REACTIVOS 158 M2
ALMACEN DE BOLAS 18 M2
OFICINAS ADMINISTRATIVAS 150 M2
AREAS VARIAS
LABORATORIO
LAMPISTERIA 58.7 m2
OFICINAS ADMINISTRATIVAS MINA MONTE 101 m2
SUBESTACIÓN ELECTRICA 48 m2
SUBESTACIÓN ELECTRICA MOLINO 3 25 m2
MOLINO 3 198 m2
ALMACEN DE CONCENTRADOS
TOLVA DE FINOS 1000 TON 108 m2
TORRE DE TRANSFERENCIA 35 m2
CASA
SUBESTACION ELECTRICA TRITURACION 50 m2
TORRE DE TRANSFERENCIA 30 m2
TRITURACION PRIMARIA Y SECUNDARIA 483 m2
ALMACENAMIENTO DE GRUESOS
ALMACENAMIENTO DE MEDIOS 603 m2
TRITURACION PRIMARIA 87.2 m2
TOLVA DE GRUESOS 30 m2
PATIO
Y=9,550
Y=9,500
X=9,750

SIMBOLOGIA

RECIPIENTES SUJETOS A PRESION
EXTINTOR
BOTIQUIN
SUBESTJ.ELEC.
TELEFONO
PUNTO DE REUNION
RUTA DE EVACUACION
CIRCULACION VEHICULAR

NOMBRE		FIRMA	PLANTA DE BENEFICIO	DESCRIPCION: RUTA DE EVACUACION
DIBUJO	M.M.R.		FECHA: SEPTIEMBRE 2023	PLANTA DE BENEFICIO
ADT. PLAN.	S.R.C.			DIRECCION
GTE. PLAN.	J.V.E.R.		ESCALA: S / E	
RIESGOS	M.A.D.

Source: Carrizal Mining (2026)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 1-10

1.10	Capital and Operating Cost Estimates

1.10.1	Capital Costs

The Zimapan Operation has been in continuous operation for many years. There will be, as the mines are expanded and developed, the need for step changes in mine access, production or haulage methods, that may require large capital outlays. These will be financially justified as needed. However, the capital needs for continued operation to exploit the remaining reserves is limited to primary mine development, capital equipment rebuilds and replacements, and Tailing Storage Facility expansions.

The actual capital expenditure for 2025 and the projected budget for the next five years is shown in Table 1-2.

Table 1-2: Capital Cost Requirements

	Actual	Budget	Projection
	2025	2026	2027	2028	2029	2030
Long-term infrastructure	6,619,659	8,549,651	5,262,872	3,481,660	2,589,497	1,635,767
Overhaul	1,384,514	600,072	369,384	244,366	181,748	114,809
Exploration BDD	451,418	-	101,956	106,034	110,275	110,534
Eq Mine-Plant Investment	6,473,854	2,938,550	1,808,871	1,196,661	890,021	562,220
Total	14,929,444	12,088,273	7,543,082	5,028,722	3,771,541	2,423,330

Source: Santacruz (2025)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 1-11

1.10.2	Operating Costs

Actual operating costs from 2025 are shown in Table 1-3.

Table 1-3: Operating Costs for 2025

	Actual	Budget	Projection
	2025	2026	2027	2028	2029	2030
Mined	921,476	907,776	907,776	907,776	907,776	874,910
Milled	893,067	888,000	888,000	888,000	888,000	855,851
Mine	24,930,042	26,491,585	27,551,248	28,653,298	20,859,601	20,908,572
Maintenance	7,955,346	10,639,101	11,064,665	11,507,252	11,967,542	11,995,637
Plant	8,343,718	8,357,211	8,691,500	9,039,160	9,400,726	9,422,796
Plant Maint.	5,334,456	5,648,274	5,874,204	6,109,173	6,353,540	6,368,455
Utility Vehic.	529,313	717,733	746,443	776,300	565,147	566,473
GA & Services	12,891,927	15,847,650	16,481,556	17,140,818	12,478,516	12,507,811
Total	59,984,801	67,701,554	70,409,616	73,226,001	61,625,071	61,769,745
OPEX $/t	67.17	76.24	79.29	82.46	69.40	72.17

Source: Santacruz (2025)

Mine operations include direct costs of mining, including labor, energy, materials, and services.

Mine Equipment Maintenance Costs includes maintenance of all equipment related to direct development, exploitation and haulage, as well as service equipment such as pumping, ventilation, winches, etc.

Plant and Plant maintenance costs include direct costs as well as indirect costs.

General and Administration includes Concentrate haulage, Site Management, Technical services, Site Administration, Environmental and Social, Safety and Security.

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1.11	Conclusions

The following observations were made:

●	Zimapan operation has successfully extended operations by recovering remnant stopes and extending operations to depth based on the predictability of the vertical ore lenses without extensive diamond drilling;

●	Ground conditions are quite competent in the longhole mining areas, allowing for large unsupported hangingwalls. Ground control in development and cut and fill stoping areas appears to be well executed;

●	Mining operations are well run, as evidenced by good housekeeping practices in the mine and maintenance areas;

●	The mines have multiple active workplaces, allowing for flexible operations; and

●	The workforce is local, stable, and competent. Good survey controls are apparent throughout development and stoping areas.

1.11.1	Risks

Modern planning tools need to be implemented at the operation to assist in the preparation of a sound mine plan. While the current system works, it is inefficient and should be replaced with industry-standard practices.

The practice was not observed by JDS, but it is understood that remote LHD’s occasionally operate inside the open stopes without remote. The stopes should be treated as non-entry to personnel.

Surface access to the Carrizal Mine for personnel and ore haulage is provided by a very narrow and steep road that is heavily travelled. The two-way traffic meets regularly, requiring vehicles to back up and park to the side on switchbacks to allow other vehicles to pass. This is a very precarious procedure that should be better controlled, both for safety and efficiency.

Ventilation is in general quite poor throughout the mines, with a high level of particulates resulting from the low flow volumes.

1.11.2	Opportunities

Zimapan operations has the opportunity to extend mining to depth in both mines. This will require a comprehensive plan that is based on diamond drilling future mining zones and effective planning using industry-standard software and tools.

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1.12	Recommendations

JDS recommends the following actions:

●	The drill pattern used in the longhole stopes should be reassessed to reduce drilling and blasting costs. An intense program to optimize blasting should be initiated. This would reduce external dilution and the associated costs (mucking, truck haulage, processing, tailings disposal) significantly. This could be done by increasing drill ring and drill hole spacing, reducing the drillhole diameter, or some combination of both changes;
●	The access road to Monte should either be controlled by radio or long delay traffic lights, making the most dangerous portions one-way for an intermittent durations. This would enhance safety but also make haulage travel more efficient;

●	A leaky feeder system for radio communication or similar infrastructure should be installed underground. This would improve emergency response time and simplify underground traffic control;

●	All mucking past the stope brow should be remote controlled. The percentage of remote mucking can sometimes be reduced by shaping the blasts to feed the ore to a drawpoint with a final blast of short upholes at the draw point. This concept should be evaluated for application in the mines;

●	The ventilation system must be improved. This will reduce heat in the mine, improve occupational health outcomes, and allow for faster re-entry times after blasting; and

●	Earlier and better geologic information must be gathered to optimize mine planning. This should include a diamond drill program prior to mining each zone and in-fill drilling to improve definition of mineralized zones.

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2	Introduction

2.1	Terms of Reference and Scope

JDS Energy & Mining Inc. (JDS) was commissioned by Santacruz to prepare a Technical Report in accordance with the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1, collectively referred to as National Instrument (NI) 43-101 for the Zimapan Project (Zimapan or the Project) operated by Carrizal Mining S.A. de C.V. located in the state of Hidalgo, Mexico.

This technical report provides an update for the Zimapan Project for the purpose of providing a current Technical Report in support of SEC (Securities and Exchange Commission) and TSX uplisting requirements. The Technical Report was prepared in conformity with generally accepted CIM guidelines in “CIM Mineral Exploration Best Practice Guidelines” published on November 23, 2018.

2.2	Qualifications and Responsibilities

The Qualified Persons (QPs) preparing this Report are specialists in the fields of geology, exploration, mineral resource estimation, metallurgy and mining.

None of the QPs or any associates employed in the preparation of this Report has any beneficial interest in Santacruz and neither are any insiders, associates, or affiliates. The results of this Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understanding concerning any future business dealings between Santacruz and the QPs. The QPs are being paid a fee for their work in accordance with normal professional consulting practice.

The following individuals, by virtue of their education, experience and professional association, are considered QPs as defined in the NI 43-101, and are members in good standing of appropriate professional institutions / associations. The QPs are responsible for the specific report sections listed in Table 2-1.

Table 2-1: QP Responsibilities

Qualified Person	Company	QP Responsibility / Role	Report Section(s)
Paul Thornton, P.Eng.	JDS	Mining	1.7, 1.10 to 1.12, 12.3, 12.5, 15, 16, 18, 19, 21, 22, 25, 26
Garth Kirkham, P. Geo.	Kirkham Geosystems Inc.	Geology, QA/QC, Data Verification, Drilling, Exploration	1.1 to 1.5, 1.10 to 1.12, 2 through 11, 12.1, 12.2, 12.5, 14, 20, 23, 24, 25, 26, 27, 28
Tad Crowie, P.Eng.	JDS	Metallurgy	1.6, 1.8, 1.9 to 1.12, 12.4, 12.5, 13, 17, 26, 27, 28

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2.3	Site Visit

In accordance with NI 43-101 guidelines, site visits are summarized in Table 2-2. Santacruz staff and management were cooperative and helpful during the course of each visit. Access to all requested information and physical sites was provided voluntarily.

Table 2-2: QP Site Visits

Qualified Person	Company	Date	Description of Inspection
Paul Thornton, P.Eng.	JDS	March 22 to 29, 2026	Zimapan office, Carrizal Mine, Monte Mine, San Francisco plant, discussions with site personnel
Garth Kirkham, P. Geo.	Kirkham Geosystems Inc.	February 20 to March 1, 2023; March 22 to 29, 2026	Zimapan office, Carrizal Mine, Monte Mine, San Francisco plant, discussions with site personnel
Tad Crowie, P. Eng.	JDS	January 15 to 18, 2023; March 22 to 24, 2026	Zimapan office, El Monte Mill, discussions with site personnel

2.4	28Sources of Information

This Report is primarily based on information collected by the QPs during their site visits performed on February 20 to March 1, 2023 and March 22 to 29, 2026 (Kirkham), January 15 to 18, 2023; March 22 to 24, 2026 (Crowie), and March 22 to 29, 2026 (Thornton) and on additional information provided by Santacruz throughout the course of the QPs investigations. Other information was obtained though sources within the public domain. The QPs conducted adequate verification of the information and take responsibility for the information provided by Santacruz.

This Technical Report includes and, in certain sections, is based upon information, data, and interpretations derived from the technical report titled “Technical Report, Zimapan Property, Hidalgo, Mexico dated effective April 2, 2020” authored be Van Phu Bui, P.Geo. and Stephen DeWitt, P.Geol. with an effective date of April 2, 2020 (the “Previous Technical Report”).

The QPs have reviewed the Previous Technical Report and, where applicable, has verified the relevant data and assumptions in accordance with the requirements of NI 43-101 and CIM Definition Standards (2014) and CIM Best Practice Guidelines (2019).

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 2-2

Except where otherwise stated, the QP considers the information derived from the Previous Technical Report to be current, reliable, and appropriate for the purposes of this Technical Report. Any material changes, updates, or reinterpretations are identified and discussed in the relevant sections of this Report.

This Technical Report should be read in conjunction with the Previous Technical Report, which is available on SEDAR+ under the issuer’s profile. The QP accepts responsibility for the current Technical Report in its entirety.

2.5	Units, Currency and Rounding

The units of measure used in this Report are as per the International System of Units (SI) or metric, except for Imperial units that are commonly used in industry (e.g., ounces (oz.) and pounds (lb.) for the mass of precious and base metals).

All dollar figures quoted in this Report refer to United States dollars (US$ or $) unless otherwise noted.

Frequently used abbreviations and acronyms can be found in Section 28. This Report includes technical information that required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the QPs do not consider them to be material.

This Report may include technical information that requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, JDS does not consider them to be material.

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 2-3

3	Reliance on Other Experts

The authors have relied fully upon the opinion of Mr. Jose Enrique Rodriguez del Bosque of RB Abogados (RB Lawyers) for the verification of agreements and royalties (Section 4.2), grant of concession (Section 4.3), taxes and fees (Section 4.4), verification of title (Section 4.5), surface rights (Section 4.6), and environmental liability and permitting (Section 4.7). RB Lawyers prepared an independent legal title report dated July 3, 2020 for Santacruz Silver Mining Ltd. titled “Legal Title Report”.

The authors have also relied fully upon translated and original legal agreements, tax payment receipts, and permits provided by Carrizal Mining in the preparation of Sections 4.4, 4.5, 4.6 and 4.7.

The QP’s opinions contained herein are based on information provided by Santacruz and others throughout the course of the study. The QPs have taken reasonable measures to confirm information provided by others and take responsibility for the information.

The QPs used their experience to determine if the information from previous reports was suitable for inclusion in this Technical Report and adjusted information that required amending.

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4	Property Description and Location

4.1	General Description

The Zimapan property is located in the municipality of Zimapan, Hidalgo state, Mexico. The Property is situated 241 road-km north of Mexico City and seven km northwest from the town of Zimapan. The Property consists of 34 mining concessions covering an area of 5,138.76 ha that is centered at longitude 99°25’2.5” W and latitude 20°47’6.5” N (WGS 84) on the 1:250,000 topographic map sheets F14-11 and F14-C58. Included in these concessions are the Carrizal mine, El Monte mine, and San Francisco Processing Plant (El Monte plant) (together the “Zimapan Mine”) as shown in Figure 4-1.

Figure 4-1: Geographic Location Map

Source: Van Bui and DeWitt (2020)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 4-1

4.2	Agreements and Royalties

4.2.1	Lease Agreement

On August 18, 2009 Carrizal Mining entered into an exploration and exploitation lease agreement (the “Lease Agreement”) with Minera Cedros S.A. de C.V. (Minero Cedros), a wholly-owned subsidiary of Grupo Peñoles, S.A.B. de C.V. (Peñoles). The Lease Agreement was valid for an initial five-year term with an expiry date of August 18, 2014 and the option to extend for an additional five-year term upon written request. The Lease Agreement grants Carrizal Mining the rights to explore, develop and exploit materials from 33 mining concessions that total 5,005.56 hectares, and to operate the San Francisco processing plant. In exchange for the rights, Carrizal Mining agreed to pay Minero Cedros three percent (3%) net smelter return (NSR) on concentrate sales produced at the San Francisco processing plant for calendar year 2010, 2011 and 2012. From calendar year 2013 onward, the NSR has increased to four percent (4%). In addition, Carrizal Mining agreed to pay Minero Cedros minimum monthly payments of US $45,000 to US $60,000 for any month that the NSR payment amount is less than US $45,000. Carrizal Mining is also required to pay Minero Cedros US$3 per tonne for any third-party material processed at the San Francisco processing plant. Payment obligations outlined in the Lease Agreement included:

a)	US $250,000 plus VAT upon signing the Lease Agreement;

b)	Advance twelve (12) m of underground development for every 1,000 tonnes of material mined and processed at the San Francisco processing plant. Failure to comply will result in a penalty payment of US $350 per metre;

c)	Complete 200 m of diamond drilling monthly. Failure to comply will result in a penalty payment of US $40 per metre; and

d)	Pay the amount of US $37,703 monthly for the restoration of the tailings dams No. 4, No. 5, No. 7, No. 8, No. 9, tunnel 1 and tunnel 2, the general drainage tunnel, and the San Miguel stream. Furthermore, it is the Company’s obligation to provide maintenance to the aforementioned tailings dams at its own expense and risk.

The Lease Agreement assigns Carrizal Mining the responsibility to acquire and pay for bonds, authorizations, permits and licenses necessary to operate, maintain and reclaim areas affected by the exploration, development and exploitation activities. It also requires Carrizal Mining to sell all concentrate and minerals to Peñoles.

On October 2, 2013, Carrizal Mining and Minera Cedros agreed to extend the expiry date of the Lease Agreement to August 18, 2019 (the “First Modifying Agreement”).

On May 9, 2018, Carrizal Mining and Minera Cedros amended the Lease Agreement whereby the parties agreed to include mining concession title 239349, which comprise of 133.20 ha. The total number of mining concessions included in the amended Lease Agreement increased to 34 from 33, and the total area of mining concessions increased to 5,138.76 ha from 5,005.56 ha. Carrizal Mining and Minera Cedros also agreed to extend the expiry date of the Lease Agreement to December 31, 2019 (the “Second Modifying Agreement”).

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 4-2

On December 9, 2019, Carrizal Mining and Minera Cedros agreed to extend the expiry date of the Lease Agreement to December 31, 2020 (the “Third Modifying Agreement”).

4.2.2	Carrizal Mining Acquisition

On July 1, 2019, Santacruz, through its wholly-owned subsidiary Carrizal Holdings Ltd., acquired 50% of the outstanding shares of PCG Mining, S.A. de C.V. (PCG) (the “Initial PCG Transaction”). PCG is the parent company to Carrizal Mining. The shares of PCG were purchased from one of PCG’s shareholders, who was at arm’s-length to Santacruz (the “Vendor”).

Consideration for the share acquisition was a cash payment on closing by Santacruz to the Vendor of US $500,000 and other consideration in the amount of approximately US $680,000, including the transfer of a life-insurance policy and three vehicles from Carrizal to the Vendor; and the forgiveness of approximately US $301,000 in debt owed by the Vendor to Carrizal.

On May 21, 2019, Santacruz, through its wholly-owned subsidiary Carrizal Holdings Ltd., entered into an agreement to acquire the remaining 50% of the outstanding shares of PCG that were owned by Carlos Silva (the “Silva Acquisition”), Santacruz’s chief operating officer. The consideration paid by Santacruz to Mr. Silva with respect to the Silva Acquisition was 30,000,000 shares of Santacruz at a deemed price of C$0.05 per share.

As of October 4, 2019, Santacruz owned 100% of the outstanding shares of Carrizal Mining.

4.2.3	Terms and Conditions Agreement to Purchased Zimapan Property

On July 28, 2020 Carrizal Mining entered into a terms and conditions agreement (Term and Conditions Agreement) with Minera Cedros to purchase the Zimapan property and related assets for considerations totaling US $20,000,000 plus VAT. The Term and Conditions Agreement states that the closing of the purchase transaction is to be executed prior to December 15, 2020. A penalty equal to 20% of the total consideration will be applied to the non-signing party. Upon completion of the purchase transaction, Minera Cedros will transfer ownership of the following assets:

a)	Ownership of fixed assets owned by Minera Cedros, which is currently in possession of Carrizal Mining, including computer equipment, telecommunication equipment, laboratory equipment, machinery and mining equipment;

b)	The rights and obligations of the thirty-four mining concessions totalling 5,138.76 ha;

c)	The ownership of the seven properties contained in public deed 54,512 that covers the total area of the Zimapán Mine;

d)	The ownership of the rights and obligations of the four current temporary occupation agreements to access community lands of the Ejidos Benito Juarez, Xohde, San Franciso and Tadhe;

e)	The ownership of water concessions;

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 4-3

f)	All environmental responsibility generated by the transfer of ownership of assets, freeing the Minera Cedros, at the time of their respective signature and ratification, of any environmental liability that may be generated by their respective management; and

g)	In addition to the Purchase Agreement between Carrizal Mining and Minera Cedros, the Company entered into a separate line of credit agreement with Trafigura México, S.A. de C.V. to obtain a loan for approximately US$17.6 million (the “Trafigura Loan”), of which US$15 million was paid to Minera Cedros through Trafigura México on behalf of Carrizal upon the signing of said Agreement. The remaining balance of the Purchase price, payable to Minera Cedros pursuant to the Purchase Agreement, was financed by Minera Cedros (the “Seller Loan”).

In January 2026, Carrizal Mining paid Trafigura México US$2.5 million as final settlement of the loan corresponding to the financing for the acquisition of all the assets transferred by Minera Cedros.

With regard to its payment obligations arising from agreements for the acquisition of assets, concessions and infrastructure, it is important to note that these obligations have been paid in full; therefore, the company currently has no outstanding obligations to third parties and owns 100% of its share capital, without being legally burdened by contractual liabilities

4.3	Grant of Concessions

In accordance with the Mexican Mining Law (valid in the year the concessions are acquired and applicable throughout their term), mining concessions are valid for 50 years from the date of their granting. They can then be renewed for another 50 years. The concession holder is obligated to meet the minimum annual work requirements and pay semi-annual fees (Mining Rights) to maintain the concession in force.

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 4-4

On August 24, 2018, Carrizal Mining acquired mining concession title number 246513, known as La Pechuga, and therefore the company currently holds 35 mining concessions totaling 8,164.06 as listed in Table 4-1.

Table 4-1: List of Mining Concessions

Name	Title Number	Owner	Grant Date	Expiry Date	Area (ha)
SANTA ELENA	9598	CEDROS	23/05/1961	22/05/2061	3.00
SANTA GORGONIA	10569	CEDROS	20/10/1961	19/10/2061	2.00
LAS ANIMAS	168204	CEDROS	19/03/1981	18/03/2031	25.00
LA TERCERA	170041	CEDROS	15/03/1982	14/03/2032	15.16
ANA MARIA	170042	CEDROS	15/03/1982	14/03/2032	1.81
EL VAQUERO	170045	CEDROS	15/03/1982	14/03/2032	2.17
EUREKA UNIFICACION	171100	CEDROS	09/08/1982	08/08/2032	14.07
LA ZAPATERA	171831	CEDROS	15/06/1983	14/06/2033	3.00
PODER DE DIOS UNIFICACION	171992	CEDROS	21/09/1983	20/09/2033	11.59
SAN VIRGINIO UNIFICACION	172680	CEDROS	28/06/1984	27/06/2034	4.48
EL CONEJO	180291	CEDROS	24/03/1987	23/03/2037	2.94
SAN PABLO	180365	CEDROS	25/03/1987	24/03/2037	8.00
BELGICA	193794	CEDROS	19/12/1991	18/12/2041	12.00
LOMO DE TORO	199814	CEDROS	12/11/1961	11/11/2061	695.54
EL BARRENO	208870	CEDROS	29/01/1999	28/01/2049	304.88
UNIFICACION EL MONTE	210728	CEDROS	26/11/1999	18/03/2031	919.23
SANTO NIÑO	211001	CEDROS	29/02/2000	28/02/2050	25.90
MONICA	211077	CEDROS	31/03/2000	30/03/2050	380.97
ALEJANDRA	211419	CEDROS	23/05/2000	22/05/2050	1.69
SAN FERNANDO	211699	CEDROS	30/06/2000	29/06/2050	360.48
SANTA GORGONIA 1	212800	CEDROS	31/01/2001	30/01/2051	337.16
SANTA LUCY 2	217507	CEDROS	16/07/2002	15/07/2052	218.99
LA CUÑA II	217987	CEDROS	18/09/2002	17/09/2052	1.68
NUEVA ERA 2	218208	CEDROS	11/10/2002	10/10/2052	267.46
STA. SOCORRO 2	218613	CEDROS	22/11/2002	21/11/2052	13.04
A.T.H.	219220	CEDROS	18/02/2003	17/02/2053	101.86
STA. SOCORRO 1	219383	CEDROS	04/03/2003	03/03/2053	5.56
STA. SOCORRO 3	219384	CEDROS	04/03/2003	03/03/2053	95.89
STA. SOCORRO 4	219385	CEDROS	04/03/2003	03/03/2053	59.55
STA. SOCORRO 5	221210	CEDROS	11/12/2003	10/12/2053	389.98
FATIMA	221868	CEDROS	06/04/2004	05/04/2054	14.00
EL TAHUR	229772	CEDROS	15/06/2007	14/06/2057	254.84
MANIS	230565	CEDROS	20/09/2007	19/09/2057	451.96
E.T.D.	239349	CEDROS	13/12/2011	12/12/2061	133.20
LA PECHUGA	24651	CARRIZAL MINING	24/08/2018	23/08/2068	3025.00
	Total Area (ha)				8,164.06

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4.4	Taxes and Fees

Generally, semiannual fees are paid in January and July of each year, following the submission of semiannual work reports. Mining fees are calculated based on the age of the concession within its granting period, its size in hectares, and the adjusted annual fee published in the Official Gazette of the Federation, in accordance with Articles 59 and 60 of the Mexican Mining Law (2014). The fee is adjusted annually for the annual inflation rate calculated by the Bank of Mexico (Banxico). The mining fees paid to the Public Registry of Mines by the Company in 2025 totaled US$139,570. In addition, Carrizal paid the following taxes in 2025: Social Security (IMSS) US$3,419,059, Income Tax (ISR) US$2,381,396, Value Added Tax (VAT) US$2,065,216, Payroll Tax (ISN) US$317,540, Water Rights US$103,981, Extraordinary Mining Rights US$191,165, Property Tax and Other Minor Services US$69,779.

4.5	Verification of Title Status

The authors have relied upon the legal opinion of Mr. Jose Enrique Rodriguez del Bosque of RB Abogados (RB Lawyers) in the verification of title status (see Section 3 – Reliance on Other Experts). The result of the legal title opinion confirms title information as shown in Table 4-1.

4.6	Surface Rights

4.6.1	General Information

The project area operated by Carrizal Mining is located in the municipality of Zimapán, State of Hidalgo, Mexico, and comprises land under a mixed tenure scheme, consisting of private property (titled) and temporary occupation rights over ejidal land.

This combination of tenure is common in mining projects in Mexico and ensures access, use, and operational control of the land necessary for exploration, exploitation, and mineral beneficiation activities.

4.6.2	Land Tenure and Title – Private Property

The reviewed agreements consistently establish that the company holds broad and well-defined rights to conduct mining activities across the subject lands. These rights include the full scope of mineral exploration and exploitation, as well as the construction, operation, and maintenance of all necessary infrastructure such as processing plants, tailings storage facilities, access roads, and power distribution systems. The company is also authorized to undertake hydraulic works and implement operational control measures as required. Importantly, the agreements provide flexibility to access, modify, and adapt the land in accordance with evolving project requirements, and include provisions allowing the assignment or transfer of contractual rights, thereby supporting operational and corporate flexibility.

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A significant portion of the project is located on land acquired through formalized public deeds executed before a public notary, registered in the Public Registry of Property and supported by cadastral documentation and commercial appraisals.

The main identified properties include:

●	Rustic property “San Francisco” (various fractions);

●	Lots 311, 312, 412 and other associated lots;

●	Rustic property “El Sabino”;

●	Fractions of the Rancho San Francisco; and

●	Urban properties within the “La Llave” neighborhood.

These properties are located within the project’s operational zone and form the territorial foundation for the development of mining infrastructure and production activities.

Documented evidence includes public deeds, certificates of freedom from encumbrances, cadastral records, commercial appraisals, and technical site plans.

4.6.3	Surface Rights Agreements

The project area operated by Carrizal Mining falls within land subject to the ejidal property regime, over which the company maintains use and occupation rights through formally established contracts with various agrarian communities (nucleos agrarios) in the municipality of Zimapán, State of Hidalgo.

These rights permit the development of exploration, exploitation, mineral beneficiation, and mining infrastructure construction activities, as established by applicable agrarian and mining legislation in Mexico.

The ejido that may be affected by development activities with whom contracts have been negotiated and agreed are as follows;

4.6.3.1	Ejido San Francisco

A temporary occupation contract and its respective addendum are in place, granting the right of use over a total approximate area of:

●	17-75-66 ha.

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which includes:

●	9-48-75 ha (original contract); and

●	8-26-91 (extension).

This contract establishes that the surface may be used for mining activities, including the possible installation of infrastructure such as tailings dams, as well as the company’s right to carry out the necessary works for its operation.

4.6.3.2	Ejido Tadhé

Through a temporary occupation contract, the ejido authorizes the company the use of an approximate area of:

●	20-24-66 ha.

The contract establishes:

●	Use for mineral exploration, exploitation, and beneficiation;

●	Term of up to 30 years, including a renewable option;

●	Possibility of area adjustment based on operational requirements; and

●	Payment of compensation according to the INDAABIN appraisal.

4.6.3.3	Ejido Benito Juarez

A temporary occupation contract covering an approximate area of:

●	31-45-00 ha.

This agreement allows for the :

●	Continuous use of the land for mining activities;

●	Development of associated infrastructure (roads, facilities, hydraulic works, etc.); and

●	Right to modify the area based on project needs.

4.6.3.4	Ejido Khode

The corresponding contract establishes occupation of an approximate area of:

●	50-47-34 ha

This contract includes:

●	Authorization for exploration and exploitation activities;

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●	Construction of mining infrastructure;

●	Term of up to 30 years, which is renewable; and

●	Possibility of rights assignment and asset transfer.

4.6.4	Permitted Uses and Operational Rights

The analyzed contracts consistently establish that the company has the right to:

●	Conduct mining exploration and exploitation activities;

●	Build operational infrastructure (plants, tailings dams, roads, power lines, etc.);

●	Execute hydraulic and control works;

●	Access, modify, and adapt the land according to project needs; and

●	Assign or transfer rights granted from the contract.

Likewise, the ejidos are obligated to:

●	Not restrict or prevent company activities;

●	Respect the granted surface rights; and

●	Facilitate mining operations within the agreed areas.

4.6.5	Agreement Terms and Considerations

The contracts show homogeneous characteristics in their structure:

●	Term: generally tied to the useful life of the project or mining concessions, with periods of up to 30 years, renewable;

●	Compensation: annual payments per hectare, adjusted according to inflationary indices or official appraisals; and

●	Adjustment: in accordance with the National Consumer Price Index (NCPI).

4.6.6	Legal and Compliance Considerations

The reviewed contracts:

●	Have been formalized before a public notary; and

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●	Comply with the provisions of the Agrarian Law and Mining Law.

Based on the available documentation, no legal restrictions have been identified that would prevent the use of the surfaces for mining activities.

4.6.7	Project Surface Area

Based on the analyzed documentation, the project surface area is distributed as follows:

●	Private property: approximately 180 to 220 hectares; and

●	Ejidal occupation: approximately 119 hectares.

4.6.8	Legal and Registry Support

The company has a robust documentary support backing land tenure, including:

●	Public deeds duly notarized;

●	Registration in the Public Registry of Property;

●	Freedom from encumbrance certificates confirming the absence of legal charges on the property;

●	Municipal cadastral records validating the location and characteristics of the properties;

●	Commercial appraisals prepared by certified experts supporting the value of the assets; and

●	Topographic plans and surveys defining the geometry and boundaries of the project.

Additionally, transaction receipts and administrative records are available confirming the legal acquisition of the properties.

4.6.9	Rights and Obligations

The reviewed legal instruments establish that the company has rights to:

●	Use, occupy, and modify the land according to operational needs;

●	Develop mining infrastructure;

●	Conduct exploration and exploitation activities; and

●	Maintain continuous access to project areas.

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Obligations are also established related to:

●	Payment of compensation;

●	Compliance with applicable regulations; and

●	Respect for contractual terms.

4.6.10	Tenue Risk Assessment

Based on the review of available documentation:

●	No encumbrances, mortgages, or liens have been identified on the properties;

●	No active agrarian conflicts or litigation have been detected; and

●	No legal restrictions exist that limit land use for mining purposes.

The main factor to consider is the partial dependence on ejidal land; however, this is mitigated through current and formally established contracts.

4.6.11	Conclusion

The company maintains effective control over the project surface through a combination of private property and ejidal temporary occupation rights, both supported by solid legal documentation, official records, and technical evidence.

The land access and surface rights agreements demonstrate a consistent and well-structured framework governing the company’s ability to develop and operate the project. Collectively, these contracts establish clear and comprehensive operational rights in favor of the company, including the authority to conduct mineral exploration and exploitation activities across the designated areas. The agreements further permit the construction and operation of all necessary infrastructure, including processing plants, tailings storage facilities, access roads, and power distribution systems. In addition, the company is authorized to undertake hydraulic works and other control measures required for safe and efficient operations. Importantly, the contracts provide the flexibility to access, modify, and adapt the surface as required by evolving project needs, and they allow for the assignment or transfer of rights, which is a critical element in maintaining operational and corporate flexibility.

4.7	Environmental Liability and Permitting

4.7.1	Regulatory Framework and Project Context

The Carrizal Mining Project operates in the municipality of Zimapán, Hidalgo, under the federal environmental regulatory framework administered by the Secretariat of Environment and Natural Resources (SEMARNAT), in compliance with the General Law of Ecological Equilibrium and Environmental Protection (LGEEPA), its Regulations on Environmental Impact Assessment, and the General Law for the Prevention and Integral Management of Waste.

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Environmental compliance is based on the application of Mexican Official Standards (NOMs), including:

●	NOM-001-SEMARNAT-2021 (water);

●	NOM-035-SEMARNAT-1993 and NOM-043-SEMARNAT-1993 (air);

●	NOM-081-SEMARNAT-1994 (noise);

●	NOM-052-SEMARNAT-2005 (hazardous waste);

●	NOM-157-SEMARNAT-2009 (mining waste);

●	NOM-141-SEMARNAT-2003 (tailings dam);

●	NOM-161-SEMARNAT-2011 (special management waste); and

●	NOM-120-SEMARNAT-2020 (mining exploration).

4.7.2	Inventory of Project Permits and Authorizations

Based on the documentary review of the project file, the following current authorizations are identified:

4.7.2.1	Key Authorizations Identified

a)	Environmental Impact Assessment (EIA) Resolution – Tailings Dam No. 9;

b)	Extension of EIA validity;

c)	Operating License (atmospheric emissions);

d)	Hazardous Waste Management Plan (HW);

e)	Mining Tailings Management Plan Registration;

f)	Special Management Waste Plan (SMW);

g)	Municipal Solid Waste Disposal Permit (Municipality);

h)	Water Concession Title (CONAGUA);

i)	Concession title associated with infrastructure (dam); and

j)	Federal Zone Occupation Title.

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4.7.3	Detailed Description of Authorizations

4.7.3.1	Environmental Impact Assessment (EIA) – Tailings Dam No. 9

Environmental impact authorization is the governing instrument for the project’s environmental compliance, authorizing tailings dam operations and establishing mandatory conditions.

This authorization includes:

●	Environmental monitoring program;

●	Mitigation measures;

●	Water, air, soil, and biodiversity monitoring;

●	Reporting obligations; and

●	Cumulative impact control.

EIA establishes conditional environmental viability.

4.7.3.2	Extension of EIA Validity

The project has an authorized extension of the EIA validity, extending its operational horizon to approximately 2031.

This extension implies:

●	Validation of historical compliance;

●	Continuity of conditions; and

●	No increase in authorized impacts.

4.7.3.3	Operating License (Atmosphere)

The Operating License regulates atmospheric emissions from:

●	Beneficiation plant; and

●	Metallurgical processes.

Includes:

●	Emission limits;

●	Mandatory monitoring;

●	Annual report (COA); and

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●	Compliance with legal requirements (NOM-035 and NOM-043).

License updates reflect operational continuity and regulatory adaptation.

4.7.3.4	Hazardous Waste Management Plan (HW)

This instrument governs the management of hazardous waste generated by the project, such as:

●	Spent Hydraulic Oil	→ 24,840 kg/year

●	Rags and Filters	→ 14,450 kg/year

●	Contaminated Soil	→ 4,750 kg/year

●	Grease	→ 2,100 kg/year

●	Lamps	→ 90 kg/year

●	Batteries	→ 10 kg/year

●	Contaminated Drums/Containers	→ 1,120 kg/year

Supplier controls — Only authorized companies may:

●	Transport, collect, and dispose;

●	Mandatory reporting and integration into the Annual Operating Certificate (COA); and

●	Document records must be maintained: logbooks and hazardous waste manifests.

4.7.3.5	Mining Waste Management Plan (Tailings)

The tailings management plan governs the disposal of mining waste in the dam.

Includes:

●	Dam design and operation;

●	Geotechnical control;

●	Environmental monitoring;

●	Contingency plan; and

●	Regulated under legal requirements (NOM-141 and NOM-157).

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4.7.3.6	Special Management Waste Plan (SMW)

The handling and temporary disposal of inorganic waste is regulated:

●	Metal Scrap	→ 0.5 t/month

●	Glass	→ 0.01 t/month

●	Cardboard and Paper	→ 0.2 t/month

●	Plastic	→ 0.4 t/month

●	Delivery only through companies authorized by state authority;

●	Mandatory temporary storage must comply with: covered area, controlled access, safety signs, separation by type, identified containers; and

●	Mandatory reporting: Semi-annual report using form SEMARNATH/RME-03.

4.7.3.7	Federal Zone Occupation Title

Authorizes the use of federal zones (water bodies or channels) for project infrastructure.

4.7.4	Environmental Monitoring Program (EMP)

The Project implements an Environmental Monitoring Program as a comprehensive mechanism for environmental compliance control.

This program articulates:

●	Monitoring;

●	Verification;

●	Operational control; and

●	Continuous improvement.

The EMP covers:

●	Water (NOM-001);

●	Air (NOM-035 / NOM-043);

●	Noise (NOM-081);

●	Soil;

●	Waste (NOM-052 / NOM-161); and

●	Tailings (NOM-141 / NOM-157).

4.7.5	Regulatory Risk and Mitigation – Environmental Framework

As part of the regulatory framework applicable to the Carrizal Mining Project (the “Project”), consideration has been given to the requirements of Mexican environmental legislation, including the Ley General del Equilibrio Ecológico y la Protección al Ambiente (LGEEPA) and associated technical standards (Normas Oficiales Mexicanas or “NOMs”).

In particular, NOM-120-SEMARNAT-2020, which establishes environmental protection specifications for direct mining exploration activities involving surface disturbance, has been reviewed. Based on the QP’s understanding of current Project activities, this standard is not presently applicable, as the Project is in an exploitation and beneficiation stage and does not include active surface exploration programs.

Notwithstanding the above, NOM-120-SEMARNAT-2020 is considered relevant within a forward-looking regulatory context. Should future Project development include surface exploration activities, such work would be subject to environmental assessment requirements under LGEEPA. This process would typically require the submission of a Preventive Report (Informe Preventivo) to the Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) for review and approval prior to the commencement of such activities.

From a regulatory risk perspective, the requirement for prior environmental authorization introduces a moderate risk to future Project expansion timelines. This risk is primarily associated with regulatory approval processes, technical compliance with environmental standards, and potential conditions imposed by the environmental authority. However, as no such exploration activities are currently contemplated, this risk does not materially affect ongoing operations but remains relevant to long-term strategic planning and environmental compliance.

4.7.5.1	Environmental Regulatory Risk Summary and Mitigation Measures

A structured review of key environmental and regulatory risks has been undertaken, with consideration given to applicable legislation, potential impacts, and mitigation measures. The principal risks identified are summarized as follows:

●	Tailings Management: Risks associated with structural integrity and monitoring compliance under applicable standards (e.g., NOM-141, NOM-157, and Environmental Impact Statement conditions) are considered to have high impact. Mitigation includes continuous geotechnical monitoring, instrumentation, routine inspections, and implementation of an emergency preparedness and response plan;

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●	Hazardous Waste Management: Risks related to improper handling or lack of traceability (NOM-052 and Hazardous Waste Management Plan requirements) are assessed as having a high impact. Mitigation measures include strict document control, use of authorized contractors, and periodic compliance audits;

●	Regulatory Reporting (COA): The risk of omission or inconsistency in the Annual Environmental Operating Report (Cédula de Operación Anual, COA) under LGEEPA is considered high impact. This risk is mitigated through internal validation procedures, technical cross-review, and maintenance of supporting documentation;

●	Water Management: Compliance risks related to discharge parameters and water concession conditions (NOM-001 and CONAGUA requirements) are considered moderate impact, mitigated through routine water quality monitoring, discharge controls, and regulatory reporting;

●	Air Quality (Dust): Given semi-arid climatic conditions, particulate emissions may exceed regulatory thresholds (NOM-035, NOM-043), representing a moderate impact risk with relatively higher probability. Mitigation includes dust suppression systems, operational controls, and periodic monitoring;

●	Soil and Spill Management: Potential contamination risks under LGEEPA and NOM-052 are considered moderate, mitigated through spill prevention measures, inspection protocols, and incident reporting systems;

●	Noise and Special Waste: Risks related to noise (NOM-081) and special management waste (NOM-161) are considered low to moderate, with standard operational controls and reporting procedures in place;

●	Environmental Impact Authorization Compliance: Non-compliance with conditions established in the Environmental Impact Assessment (EIA) resolution is considered a high impact risk, albeit with low probability. Mitigation includes implementation of an environmental management system, ongoing monitoring programs, and periodic internal and external audits;

●	Regulatory Inspections: Inspections by the Procuraduría Federal de Protección al Ambiente (PROFEPA) may result in sanctions in cases of non-compliance. This risk is managed through maintenance of comprehensive documentary evidence, adherence to environmental management systems, and proactive compliance practices; and

●	Future Exploration Permitting: As noted, the potential requirement to submit a Preventive Report under NOM-120-SEMARNAT-2020 introduces a moderate forward-looking regulatory risk, mitigated through advance planning, early engagement with SEMARNAT, and preparation of compliant environmental documentation.

4.7.6	QP Opinion

In the opinion of the QP, the Project is operating within a well-defined regulatory framework, and the identified environmental and permitting risks are typical of mining operations at a comparable stage of development in Mexico. Based on the information reviewed, these risks are considered manageable through the implementation of standard industry practices, regulatory compliance systems, and proactive environmental management. No material environmental or regulatory issues have been identified that would reasonably be expected to prevent the continuation of current operations or materially impact the advancement of the Project, provided that recommended mitigation measures and compliance protocols are maintained.

The Carrizal Mining Project has a robust system of environmental authorizations and operational permits that comprehensively cover its activities.

The validity of the EIA, the existence of authorized management plans, and the implementation of an Environmental Monitoring Program aligned with current regulations, including NOM-120-SEMARNAT-2020, lead to the conclusion that:

The project is environmentally viable and has the necessary regulatory elements to ensure its operational continuity within the authorized time horizon.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Access

5.1.1	Route to Zimapan from Mexico City

The Project is accessible year-round via established federal highway infrastructure from major regional population centres. From Mexico City, primary access to the Property is achieved by traveling approximately 220 km northward, with an estimated travel time of approximately 4.5 hours under normal driving conditions. The route follows the tolled Federal Highway 85D and the adjacent Federal Highway 85, passing through the metropolitan area of Pachuca. This corridor consists predominantly of paved, well-maintained roadways, including segments with controlled access and toll infrastructure, providing reliable transport for personnel, light vehicles, and heavy equipment.

An alternative access route is available from Querétaro, located approximately 141 km from the Property. This route follows Federal Highway 45 to El Paraíso, then connects via Federal Highway 100 to Ezequiel Montes, and subsequently Federal Highway 120 to Zimapán, the nearest principal service centre to the Property. This secondary route is also fully paved and suitable for regular industrial access.

Both Mexico City and Querétaro are serviced by major international airports offering frequent domestic and international flights, thereby facilitating efficient mobilization of personnel, contractors, and supplies to the Project area. Overall, access to the Property is considered good, with multiple reliable transportation options supporting exploration, development, and mining operations.

5.1.2	Access to Mine Facilities

5.1.2.1	El Monte Mine

The El Monte Mine is located approximately 23.8 km north of the town of Zimapán, with an estimated travel time of approximately 50 minutes under normal driving conditions.

Access to the site from Zimapán is via Federal Highway 85, travelling north in the direction of the Jacala–Tasquillo corridor. This segment of the route consists of paved, well-maintained highway infrastructure suitable for year-round access by personnel, light vehicles, and heavy equipment. At a designated turnoff, access transitions to an unpaved (dirt) road leading directly to the El Monte Mine and its associated processing plant facilities, situated near the community of San Francisco Zimapán (ZIP Code 42346).

The final unpaved access segment is generally passable under normal weather conditions; however, periodic maintenance may be required to ensure reliable access to heavy vehicles, particularly during seasonal rainfall events. Overall, the access to the El Monte Mine is considered adequate to support current and planned operations, with proximity to Zimapán providing logistical advantages in terms of workforce availability, supplies, and basic services.

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5.1.2.2	El Carrizal Mine

The El Carrizal Mine is situated approximately 14.8 km northwest of the urban centre of Zimapán, with an estimated travel time of approximately 35 to 40 minutes under normal conditions.

Access from Zimapán is achieved via Avenida Jorge Preisser Terán Avenue, proceeding westward along a paved municipal roadway. The route continues to a clearly signposted junction for “A Mina El Carrizal,” from which access transitions to an unpaved (dirt) road extending to the mine site and associated facilities. This final segment is typically suitable for light vehicles and site traffic under normal weather conditions, although seasonal maintenance may be required to ensure consistent access to heavier equipment.

The proximity of the mine to Zimapán provides ready access to basic services, labour, and supplies, while the established road network allows for efficient daily commuting and transport of materials. Overall, site access is considered adequate to support ongoing exploration, development, and mining activities, with only minor limitations related to the condition of the final unpaved access segment.

The Lomo de Toro-San Francisco Tunnel is a key underground infrastructure component of the Carrizal Mining operations, providing an integrated connection between the El Carrizal Mine and the El Monte Mine. The tunnel extends approximately 7.4 km in total length and constitutes a principal haulage and logistics corridor within the operation.

The access portal to the tunnel is located approximately 2.7 km from the El Carrizal Mine facilities, accessible via an unpaved road trending toward Zimapán. From this portal, the tunnel provides a direct underground connection to the El Monte Mine workings, thereby enabling the efficient transfer of ore between the two mining areas.

Operationally, the tunnel serves several critical functions. It facilitates the internal underground transport of ore extracted from El Monte Mine to surface handling points associated with the processing plant. In doing so, it significantly optimizes the overall logistics of ore movement across the operation by integrating production from both mines into a coordinated haulage system. Additionally, the use of underground transport infrastructure materially reduces reliance on surface haulage routes between the El Carrizal Mine and the processing plant, resulting in improved operational efficiency, reduced transportation times, and minimized surface traffic and associated costs.

Overall, the Lomo de Toro-San Francisco Tunnel represents a strategically important infrastructure asset that enhances operational integration, improves haulage efficiency, and supports sustained mining operations across the Carrizal Mining complex.

5.1.3	Access Conditions and Operational Considerations

The final sections for access to both mining facilities present the following characteristics:

●	Dirt roads with intensive mining use;

●	Steep grades and curves typical of mountainous terrain;

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●	Limited signage on the final sections;

●	Restricted telecommunications coverage near the mines; and

●	Variable road conditions during the rainy season.

The use of high-clearance vehicles (pickup truck or 4x4) is recommended for safe access to the facilities.

5.1.4	Summary of Distances and Travel Times

The following table summarizes the distances and travel times verified via Google Maps (April 2026):

Table 5-1: Distances and Travel Times

Origin	Destination	Distance (km)	Estimated Time (min)
Mexico City	El Carrizal Mine	220	4h 36
Zimapan Center	El Monte Mine	23.8	50
Zimapan Center	El Carrizal Mine	14.8	39
El Carrizal Mine	Lomo de Toro Tunnel Entrance	2.7	8

Notes:

Estimated times under normal traffic conditions.

Source: Carrizal Mining (April 2026)

5.2	Physiography

The Property is located within the El Monte mountain range along the southwestern margins of the Sierra Madre Oriental physiographic province. The topography of the area consists of broad upland valleys with an elevation of 1,600 to 1,700 m above sea level (ASL), interspersed with jagged mountain ranges rising to elevations greater than 2,500 m ASL. Locally, sharp and resistive mountain ranges are characterized by steep slopes and deep “V”-shaped valleys – including the Rio Moctezuma and Rio Toliman valleys that drain through the Property.

Local flora in the semi-arid region consists of natural grasses, different varieties of cactus-like plants (nopaleras, maguey, organos, cardones, biznagas, huizaches, hortigas and mezquites), low bushes and tall scrubs. Standing bodies of water are dammed as most streams are intermittent. Local fauna in the region is comprised of wolves, coyote, wild spotted cat, opossum, hare, squirrel, fox, skunk, badger and field mouse. Reptiles include vipers and lizards. Hawk, eagle, crow, badger, owl, and varieties of songbird are also native to the region (Enciclopedia de Los Municipios y Delegaciones de México, 2020).

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5.3	Climate

The Project is located within the municipality of Zimapán and is characterized by predominantly semi-arid climatic conditions in accordance with the Köppen–García climate classification. The dominant climate type in the Project area is classified as BS1hw (semi-arid semi-warm), with subordinate climatic variations occurring in peripheral zones.

The BS1hw climate covers the majority of the Project area and is defined by mean annual temperatures exceeding 18°C, with precipitation concentrated during the summer months and minimal winter contribution, typically ranging between approximately 5% and 10%. These conditions result in extended dry periods and limited natural water availability. Climatic variability is reflected in seasonal runoff patterns, with short-duration, higher-intensity precipitation events during the wet season and prolonged dry intervals throughout the remainder of the year.

Secondary climate types identified within the broader Project area include BS1kw (semi-arid temperate) and BS0hw (arid semi-warm). The BS1kw climate occurs in higher elevation or peripheral northern and southeastern areas and is characterized by mean annual temperatures below 18°C, influencing local watershed hydrology and drainage patterns toward the Project. The BS0hw climate is present in more arid western zones, typically associated with canyon and ravine topography, and is characterized by reduced precipitation and increased aridity relative to the dominant climate.

These climatic conditions have a direct influence on mining operations and infrastructure. Extended dry periods contribute to elevated dust generation and necessitate dust suppression measures, while seasonal rainfall events require appropriate design and management of surface water control systems, including runoff diversion and containment. Limited water availability underscores the importance of water management strategies, including recycling and conservation practices within the processing circuit. In addition, climatic variability, particularly during the rainy season, must be considered in the design, operation, and stability management of tailings storage facilities. Overall, the climate is considered typical of semi-arid mining environments and presents manageable, though important, operational considerations.

5.4	Infrastructure and Local Resources

The town of Zimapan is a historical mining center that provides the region with access to medical facilities, local amenities, shipping and transport stations, suppliers and a skilled workforce. Other nearby supply centers include the cities of Pachuca and San Juan del Rio. Grid electrical power at the Carrizal mine, El Monte mine, and El Monte plant is provided by the Mexican Federal Electricity Commission (Comisión Federal de Electricidad or “CFE”). Process water and mining support water are sourced from underground workings and water recovered from the tailing dams. Potable water is transported to site.

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6	History

6.1	General History

Information provided in General History is primarily extracted from Simons and Mapes (1956), and Suter (2016). The author has not completed sufficient work to verify this information.

In 1575, Zimapan was founded by Spanish miners who were extracting silver, lead, and other metals from mines located in the Sierra El Monte and Baranca Toliman, near the present day Carrizal mine. The discovery of the Lomo del Toro is attributed to Don Lorenzo de Labra in 1632. Silver and lead production continued in the Zimapan mining district until the Mexican war of independence of 1810. Mining activity was interrupted during the war and resumed in 1870. Between 1890 and 1901, interest in the Lomo de Toro mine was revived and the La Luz mine was developed. Mining activity was again suspended in 1910 due to the Mexican Revolution.

In 1913, mines in the El Monte area resumed operation under the ownership of the Hidalgo Copper Mining and Smelting Company. According to Simons and Maples (1956) 1,742 tons of mineralized rock averaging 21 percent lead and 806 grams per ton of silver was smelted in 1913.

By 1920, approximately 18 mines operated in the district. The Compania Fundidora y Minera de Zimapan operated the Rosario, Santa Gorgonia, La Candelaria, San Geronimo, Poder de Dios, and Las Animas mines. The Hidalgo Copper Mining and Smelting Co. operated the Nevada and Purisima mines. The Preisser family operated the San Francisco and Los Balcones mines. Mineralized material was either roasted in furnaces on-site to extract silver-lead alloys or shipped off-site for processing elsewhere.

In 1929, the San Pascual and La Cruz mines were operated by Compania Minera Mexicana and the Preciosa Sangre and San Jose Maravillas deposits were operated by Negociacion Minera La Aurora. The Lomo de Toro mine resumed production with the reopening of existing workings.

In 1945, new oxide bodies were discovered in the Lomo de Toro mine and an access road to the Carrizal area was built.

In 1948, Fresnillo began exploitation of oxide and sulfide mineralization in the Monte area and continued mining activities from the Monte mine.

In 1949, operators chose to ship raw materials to San Luis Potosi and Zacatecas for smelting rather than smelting in the Zimapan area. Raw materials were shipped by truck to the railhead at Huichapan, located 88 km from Zimapan. Compania Minera La Llave operated the only smelter in the Zimapan area at that time. While raw materials were transported by truck from the Carrizal mining area to Zimapan, raw materials from the El Monte mining area were moved 10.5 km to Zimapan by donkey.

In 1957, a road to the Monte mine was built, stimulating production to reach an average of 2,500 tons per month according to Simons and Maples (1956).

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In 1964, Peñoles acquired 51% of Fresnillo and 51% of Compania Zimapan. Through Fresnillo, Peñoles became the underlying owner of the property and mining operation. In subsequent years Compania Zimapan assigned its concession rights to Fresnillo.

In 1972, the San Francisco mineral processing facility was constructed (the El Monte plant).

In 2004, Fresnillo entered into a mining and exploitation agreement with Compania Minera Nuevo Monte, S.A. de C.V. for an initial term of 60 months: through which the latter acquired the exclusive right to exploit from the Property and operate the El Monte plant.

In 2007, Fresnillo assigned all concession rights and agreements to Minera Cedros.

In 2009, Compania Minera Nuevo Monte suspended operations and cancelled its agreement with Minero Cedros. Carrizal Mining entered into a Lease Agreement with Minera Cedros on August 18, 2009.

6.2	Previous Work by Carrizal Mining

6.2.1	Mining and Production

Between January 1, 2010 and December 31, 2025 Carrizal Mining mined approximately 10.05 Mt of mineralized material, including:

●	5.62 Mt at head grades ranging from 76 g/t Ag, 0.50 % Pb, 2.00 % Zn, and 0.51 % Cu from the Monte mine; and

●	4.42 Mt at head grades ranging from 96 g/t Ag, 1.03 % Pb, 3.16 % Zn, and 0.32 % Cu from the Carrizal.

The author has not completed sufficient work to verify the production figures provided by Carrizal Mining. Mining activities primarily focused on the Escondida, Dike Concordia, Horizontes and Santa Fe mineral zones.

The author has not completed sufficient work to verify the production figures provided by Carrizal Mining. Mining activities primarily focused on the Escondida, Dike Concordia, Horizontes and Santa Fe mineral zones.

6.2.2	Development Drilling

Between January 1, 2011, and December 31, 2025, Carrizal Mining completed approximately 75,995.78 m of underground core drilling – including 32,562.7 m completed at the El Monte mine and 43,433.08 m completed at the Carrizal mine. Drilling produced 36.5 mm core from BQ size holes and 35.3 mm core from TT-46 size holes. Carrizal Mining workers carried out drilling and utilized underground drilling equipment owned by Carrizal Mining. Summary tables detailing the metres drilled for each zone at each mine area are provided in Table 6-1 through Table 6-4. Approximately 51% of the total m drilled have been dedicated to the Escondida, Dike Concordia, Dike 1493, Dike 1600, Horizontes, Santa Fe and Juan Pablo mineral zones.

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The Carrizal mine operates on a local metric grid system and the coordinates of the drill hole locations are recorded in this local grid format. Assay analysis was completed at the San Fransisco plant laboratory. The laboratory is not independent of Carrizal Mining and is not an ISO accredited laboratory. For these reasons, the author is unable to validate the drill hole data or disclose further information regarding drill hole results.

Table 6-1: Exploration Drilling by Zone, Monte Mine

Zone	Hole Count	Total m	Mean m	Median m	Hole >150 m
FALLA DEL AGUA	1	18.7	18.7	18.7	-
DK TECOLOTE	2	229.2	114.6	114.6	1
385 DK	2	189.0	94.5	94.5	-
DK 1400	3	216.5	72.2	69.5	-
385 NO	3	158.2	52.7	53.6	-
385 SE	4	120.5	30.1	31.0	-
ESPERANZA	8	531.0	66.4	67.2	-
DK 1414	11	1,404.8	127.7	142.9	3
DK 1700	11	1,111.3	101.0	91.2	4
DK 1600	30	3,345.6	111.5	120.3	-
CPO. 385	30	2,351.1	78.4	69.5	-
DK 1493	35	3,559.7	101.7	92.9	2
CONCORDIA	68	9,972.4	146.7	139.0	22
ESCONDIDA	98	9,354.9	95.5	88.0	9
Total	306	32,562.7			41

Source: Carrizal Mining (December 2025)

Table 6-2: Exploration Drilling by Zone, Carrizal Mine

Zone	Hole Count	Total m	Mean m	Median m	Hole >150 m
LA INTERNCAIONAL	2	121.2	60.6	60.6	-
3 ARCANGELES	3	148.6	49.5	50.7	-
BALCONES	5	147.2	29.4	26.1	-
LA LAMOSA	6	536.7	89.5	59.2	1
SAN CARLOS	7	704.3	100.6	73.0	1
LAS ESTACAS	10	1,867.9	186.8	178.7	7
DK EL TIRO	12	1,378.0	114.8	74.7	3
ANIMAS	12	2,668.4	222.4	229.6	7
SAN VALENTIN	13	651.5	50.1	52.6	-
SANTA FE	17	2,950.5	173.6	239.3	10
SANTA ELENA	18	1,046.2	58.1	48.8	1
LA PAZ	19	4,805.8	252.9	321.7	12
SAN BUENAVENTURA	20	1,786.2	89.3	74.8	4
SANTA MARTHA	23	1,467.5	63.8	65.8	-
LA CUÑA	26	1,462.2	56.2	56.7	-
JUAN PABLO	27	2,235.1	82.8	69.0	2
PROMONTORIO	40	4,557.8	113.9	79.7	9
HORIZONTES	162	14,898.4	92.0	73.6	10
Total	422	43,433.1			67

Source: Carrizal Mining (December 2025)

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Table 6-3: Exploration Drilling by Year, Monte Mine

Year	Hole Count	Total (m)
2011	33	2,725.1
2012	13	1,785.3
2013	8	2,018.5
2014	7	369.2
2015	-	-
2016	-	-
2017	31	2,970.9
2018	41	3,694.0
2019	33	2,976.2
2020	6	610.2
2021	9	670.6
2022	31	2,307.1
2023	21	4,290.3
2024	43	4,884.5
2025	30	3,260.9
Total	306	32,562.7

Source: Carrizal Mining (December 2025)

Table 6-4: Exploration Drilling by Year, Carrizal Mine

Year	Hole Count	Total (m)
2011	-	-
2012	13	1,733.3
2013	8	1,227.7
2014	-	-
2015	4	1,085.6
2016	9	1,771.0
2017	35	3,082.8
2018	32	1,855.3
2019	34	2,284.5
2020	7	469.3
2021	22	2,300.1
2022	23	4,296.8
2023	52	2,761.3
2024	93	7,868.2
2025	90	12,697.5
Total	422	43,433.1

Source: Carrizal Mining (December 2025)

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Figure 6-1: Mineralized Zones at the Carrizal Underground Mine

452750
453000
453250
453500
453750
454000
454250
454500
2299000
2298750
2299500
2299250
2299000
2298750
2298500
Santa Marta
Carrizal
Mine Access
Animas
La Cuna
San Valentin
Santa Fe
Lomo De Toro
Tunnel Access
Horizontes
Rio Toliman
N
Legend
2011 to 2025 Drill Traces
Mineralized Zones
Access Locations
Underground Workings
Dirt Road
Paved Road
State Highway
Property Area
0 75 150 300 450 600 750
Meters
Map Area
Zimapan
Pachuca
Mexico City
INSET 1: HIDALGO STATE
Carrizal Mine
Monte Mine
Zimapan
INSET 2: PROPERTY
Mineralized Zones
Carrizal Mine
Zimapan Property
Hidalgo, MX
UTM Zone 14
(WGS84)
2025-12-31

Note:

Modified from Carrizal Mining (2025). Only main underground workings are shown.

Source: Carrizal Mining (December 2025)

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Figure 6-2: Mineralized Zones in the El Monte Underground Mine

457750
458000
458250
458500
458750
2302000
2301750
2301500
2301250
2301000
N
Dk Concordia
La Escondida
Dike 1600
Manto Esperanza
Dike 1400
Legend
2011 to 2025 Drill Traces
Mineralized Zones
Access Locations
Underground Workings
Dirt Road
Paved Road
State Highway
Property Area
0 10 50 100 200 300 400 500
Meters

Map Area
Zimapan
Pachuca
Mexico City

INSET 1: HIDALGO STATE

Carrizal Mine
Zimapan

INSET 2: ROPERTY

Mineralized Zones Monte Mine

Zimapan Property
Hidalgo, MX

UTM Zone 14
(WGS84)

2025-12-31

Note:

Modified from Carrizal Mining (2025). Only main underground workings are shown.

Source: Carrizal Mining (December 2025)

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7	Geological Setting and Mineralization

7.1	Introduction

The geological setting, mineralization, and deposit type descriptions presented herein are derived in part from the Previous Technical Report, as described in Section 2. The QP has reviewed the underlying data, interpretations, and supporting documentation and considers the geological model to be reasonable and appropriate for the purposes of this Technical Report. The QP has no reason to believe that the geological interpretations derived from the Previous Technical Report are materially inaccurate or misleading, subject to the limitations and qualifications discussed herein.

7.2	Regional Geology

The Zimapan property is located within the Sierra El Monte range within southern Sierra Madre Oriental physiographic province (Figure 7-1). During the Late Jurassic through the Early Cretaceous the El Doctor and Valles-SLP carbonate platforms formed on the east and west margins, respectively, of the submersed Archean-Jurassic North American continental crust. Between these two carbonate platforms marine basinal carbonates and clastic sediments of the Zimapan Basin (ZB) were deposited (Figure 7-2). The Zimapan property is located along the margin between the El Doctor carbonate platform and the carbonates and clastic sediments deposited in the Zimapan basin.

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Figure 7-1: Generalized Tectonic Map of the North American Cordillera

Source: Modified after Fitz-Diaz et al. (2014)

Figure 7-2: Distribution of Late Jurassic – Early Cretaceous carbonates Prior to Deformation

Source: Modified after Fitz-Diaz et al. (2014).

During the late Cretaceous, corresponding to the late collision of the Guerrero Terrane to the southwest coast of North America and the initiation of east dipping subduction of the Faralon Plate; regional uplift to the west began and the carbonate platforms and marine basin were covered by turbiditic sediments of either North American or Guerrero Terrane origin.

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The onset of this marked the beginning of the Mexican Orogen began at about ~83 Ma along the western margin of the Mexican Fold and Thrust Belt (MFTB) (Fitz-Diaz et al.,2012., Martini 2016). Deformation was progressive and episodic, migrating from the west to east. Deformation began to the west of the Property. During the first deformation event (D1 ~84-80 Ma) the Paleozoic basement and resistant carbonate platform rocks of the El Doctor platform were thrust northeastward over the bedded carbonates and shales of the Zimapan basin. The thinly bedded sediments of the Zimapan basin deformed plastically and buckled forming high amplitude folds which resulted in shortening of the basin by 70% and thickening of the basinal sediments multiple times (Fitz-Diaz et al., 2014) (Figure 7-3). The second deformation event (D2 ~77 Ma) deformed the rocks of the Valles-SLP Platform and over-printed D1 deformation to the west. Two other deformation events occurred east of the Valles-SLP platform whose effects are not seen on the Property. The greatest deformation and greatest thickening were to the western edge of the Zimapan basin near the Zimapan property.

Subsequent to the termination of the of the compressional regime responsible for the formation of the MFTB, post ~43 Ma and before ~25 Ma was a period of extension that resulted in minor normal faulting in the MFTB. During this period of extension there was the emplacement of magmatic bodies following the reactivated northwest trending fold axis of the MFTB and the northeast trending normal structures.

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Figure 7-3: Regional Geological Map

Source: Modified after Fitz-Diaz et al. (2012).

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Figure 7-4: Idealized Stratigraphic Section of the Zimapan Basin

Source: Modified after Fitz-Diaz et al. (2012).

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Figure 7-5: Property Geology

Source: Carrizal Mining (2020)

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Figure 7-6: Simplified Geological Cross-Section between Carrizal and El Monte Mines

Source: Modified from Carrizal Mining (2018)

7.3	Property Geology

Figure 7-4 presents generalized stratigraphic columns for the Zimapan basin and bounding carbonate platforms. Lithologic units are described below.

7.3.1	Stratigraphy

7.3.1.1	Las Trancas Formation (Late Jurassic-Early Cretaceous, Kimmerigian-Barremian Age)

The Las Trancas Formation is the oldest exposed unit on the Zimapan property. It consists of dark grey, thin bedded shiny, slightly phyllitic calcareous shales, siltstones and impure limestones with pyrite nodules. The Trancas Formation is Late Jurassic to Early Cretaceous in age and was deposited in a shallow marine environment on subsiding continental crust. The base of the Trancas Formation has not been observed, but the estimated thickness of the unit is roughly 800 m. The carbonate platform El Doctor- Abra Formation and time equivalent basinal Tamaulipas Formation unconformably overlie the Las Trancas Formation (Carrillo-Martinez, 2001). The Las Trancas Formation is observed along the northern limit of the property and in the northeast near the El Monte plant.

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7.3.1.2	El Doctor, El Abra and Tamaulipas Formation (Early Cretaceous, Middle Albian-lower Cenomanian Age)

Historically the time-equivalent, Early Cretaceous, formations representing the El Doctor carbonate platform and the basinal sediments of the Zimapan basin have been collectively grouped together as the El Doctor Formation (Sergerstrom, 1962., Garcia and Querol, 1991., Barrios-Rodriquez,1996). Currently the formations are separated into The El Doctor and El Abra formations representing the carbonate platforms to the west and east of the Zimapan Basin and the Tamaulipas Formation that represents the sediments deposited within the Zimapan Basin (Carrillo-Martinez, 2001., Suter et al. 1997., Fitz-Diaz, 2011.). The El Doctor formation and the El Abra Formations are exposed outside the Zimapan property to west and east respectively.

7.3.1.3	Tamaulipas Formation (Lower Cretaceous, Aptian-Lower Cenomanian Age)

The Tamaulipas Formation represents the basinal sediments deposited within the Zimapan basin. It is divided into two facies based upon the environment of deposition: the basinal facies, and the foreslope facies.

The Foreslope Facies consist of variable thicknesses of lime silt and bioclastic wackestone and packstone, limestone conglomerates. These deposits are wedge shaped thickest, up to 800 m, towards the platform and thinning towards the basin where the dominant lithology is fine grained limestone with discontinuous chert lenses and bands. The Foreslope Facies includes the Cerro Ladron and the Sovacon members of Segerstrom (1962) and Garcia and Querol (1991).

The Basinal Facies consists of deeper water mudstone-wackestone with chert lenses and beds. The Basinal Facies overlies and deposited laterally basin-ward from the Foreslope Facies and includes the San Joaquin and La Negra members of Segerstrom 1962, Garcia and Querol, 1991 and Barrios-Rodriquez et al., 1996.

The San Joaquin member consists of dark gray, compact, cryptocrystalline thickly bedded (0.5-1.0 m) calcareous mudstones reworked gelatinous chert which solidified to form 2-30 centimetre (cm) dark gray chert nodules.

The La Negra member consists of undisturbed medium bedded (10-30 cm) grey very-fine grained cryptocrystalline calcareous mudstone with continuous bands and nodules of dark grey chert. The La Negra member is similar to that of the San Joaquin member but was deposited in a deeper environment that was not disturbed by storms or wave action. Within the La Negra member is the Horizontes horizon a massive thick bedded limestone that forms a barrier and boundary for mineralizing fluid movement. The Horizontes horizons or equivalents have been mapped across the width of the property and play a role in both the Carrizal and El Monte mines. At the Carrizal mine the Horizontes are associated with both manto and chimney mineralization.

7.3.1.4	Soyatal Formation (Upper Cretaceous, Turonian-Campanian Age)

The Soyatal Formation varies gradationally both vertically and laterally. At its base is a gradational contact with the Tamaulipas Formation where it grades from narrow beds of calcareous mudstones (1-3 cm) with discontinuous chert beds intercalated with thick beds of grey shales (2-7 cm) and marls. Chert decreases upward and laterally towards the basin with the decrease in carbonate content. The maximum thickness is roughly 1000 m (Simons and Mapes, 1956). The Soyatal Formation is interpreted to be a turbiditic clastic sediments derived from the uplifted Guerrero terrane to the west or North American crustal rocks to the north. The Soyatal formation that marks the beginning of uplift and compression beginning of the deformation related to the Mexican Orogen and the development of the MFTB. The Soyatal Formation is unconformably overlain by the Morro Fanglomerate or the Espinas Formation volcanic rocks. On the Zimapan property, the Soyatal Formation is observed in the base of synclines between Carrizal and El Monte.

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7.3.1.5	El Morro Fanglomerate (Tertiary)

The El Morro Fanglomerate is a poorly sorted, poorly stratified, red to purple-gray fluvio-lacustrine conglomerate with subangular limestone and volcanic clasts and sandy beds interfingering with volcanic agglomerates and flows. The thickness of the El Morrow Fanglomerate is variable with maximum thickness of 350 m. It is deposited unconformably over the Soyatal and Tamaulipas formations and is intercalated with the volcanic rocks of the Las Espinas Formation. The El Morro Formation postdates the Mexican orogeny and the development of the MFTB.

7.3.1.6	Las Espinas Formation (Tertiary)

The Las Espanias Formation consists of dark grey often feldspar porphyritic andesite and basalt flows with lessor agglomerates and tuffs. Thickness varies from zero to 375 m and emplacement is controlled by paleo topography.

7.3.1.7	Tertiary Intrusive Igneous Rocks

In the area of the Carrizal area, the Carrizal pluton is a quartz-monzonite to monzonite that is roughly elongated along a trend 060° and is approximately 900 m x 400 m in dimension. It broadens at depth and bifurcates upwards into many smaller narrow dikes. The Tecolote Dike is mapped on surface as an extension of the Carrizal pluton, can be traced, discontinuously northeast across the Zimapan property to El Monte.

In the El Monte area intrusives consist of monzonite – latite dikes, including the Concordia, the Tecolote and others. The main Concordia dike roughly parallels the regional strike of the Piñon Anticlinorium, but it is cut by later east-west striking normal faults that down drop the northern block by about 200 m.

Collectively, the networks of dikes and sills at El Monte is interpreted to represent a high-level dike swarm above a larger intrusive (Lang et al., 1999). Three age date for the Carrizal mine were determined providing a range of 43.6+1.2 Ma for quartz monzonite and two dates from porphyritic diorite dikes of 40.8+1.0 and 40.8+1.0 Ma (Vassallo, 2017).

7.3.2	Structure

The dominant structural feature observed on the Zimapan property are the ductily deformed, high amplitude, northwest striking, northeastward steeply inclined folds that collectively constitute the Piñon Anticlinorium (Figure 7-5). The absence of brittle thrust faults and ductile fold development is attributed to the thin bed thickness and contrast in strength between resistant limestone and chert layers relative to thin shale beds, allowing the rocks to flex like a deck of cards.

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Other important structures on the Property have not been adequately studied. The structures associated with the intrusions in the area appear to be dominated by two trends. First, are the intrusions that follow the northwest striking trend of the MFTB. The main body of the Concordia dike was emplaced in an orientation that parallels this trend. The second are intrusions that appear perpendicular to the strike of the MFTB. The Carrizal pluton appears to follow an orientation of roughly 060°, similar to the Maconi intrusion near the La Negra Mine. In the Zimapan property geology map from Garcia and Querol, 1991 the orientation of the Carrizal pluton parallels a normal fault that has a foot wall dropping to the north, however, there does not appear to be vertical displacement on either side of the structure hosting the Carrizal pluton. It is unclear as to whether the Carrizal pluton was emplaced along planes of weakness or tears associated with the MFTB, post orogenic normal faults, or structures related to flexure related to the emplacement of the intrusion.

Another structural feature that is not well understood is the east-west striking normal faults that displace the Concordia dike. These faults have up to 40 m of left-lateral displacement and down-drop of the northern block by 200 m. There are very few extensional structures mapped on the property, other than those mapped in relation to the Concordia dike, and regionally there is little reference to post orogenic deformation in this part of the MFTB.

7.4	Local Geology

7.4.1	Lithology

Locally, the Carrizal and El Monte mine areas occupy a stratigraphic section comprised of the Las Trancas Formation; overlain by thinly bedded limestone intercalated with chert of the Tamaulipas Formation; and overlain by yellow shales banded with marl and limestone of the Soyatal Formation. Quartz-monzonite to monzonite intrusions and quartz-feldspar porphyry dikes intrude the local stratigraphy at a subvertical orientation. Exoskarn (skarn developed in the host rock to the intrusion) and endoskarn (skarn developed within the intrusion) occur at the dike contact. Mineralization consists of disseminated sulfides, vein filled sulfides, and massive sulfide bodies.

7.5	Alteration and Mineralization

All of the deposits on the Zimapan property are related to the alteration process that resulted from the emplacement of quartz-monzonite and monzonite plutons and dikes into the host limestones and marine clastic sediments, and the alteration and mineralization that resulted. The distribution of mineral deposits on the Zimapan property can be divided by geometry and degree of calc-silicate alteration:

a)	Skarn Orebodies: either at a pluton or dike/sill contacts, with disseminated and fine veinlets, also massive sulfide pods;

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b)	Massive-Sulfide Mantos: parallel to stratigraphic contacts with minor to no calc-silicate alteration; and

c)	Massive Sulfide Chimneys: that cross-cut stratigraphy and contain no calc-silicate alteration.

This represents a continuum from deposits formed along the direct contact between the intrusion and sedimentary rocks to satellite deposits formed by the interaction of hot fluids from the intrusion reacting with favorable horizons of host sedimentary rocks distally.

The alteration process for the Zimapan property, as described by Lang et al. (1999), is a four-stage process which includes: prograde-anhydrous, exoskarn and endoskarn alteration that is barren and predates sulfide mineralization; retrograde-hydrous exoskarn that transitions from barren prograde alteration and is responsible for most sulfide mineralization; and post-ore veining that is barren. Within the intrusions, associated with prograde endoskarn development, K-silicate alteration is developed.

7.5.1	Pre-Mineralization K-Silicate Alteration within Intrusions

K-silicate alteration is predominantly pervasive or selectively pervasive fracture controlled. It is most apparent within larger intrusions where it has not been overprinted by prograde endoskarn alteration near intrusion contacts. Sulfide mineralization is limited to minor disseminated pyrite and trace chalcopyrite. K-silicate alteration is common in dikes at Carrizal. Within the Carrizal Pluton sericitic alteration is characterized by quartz pyrite veins with quartz-sericite envelopes.

7.5.2	Pre-Mineralization Prograde-Anhydrous Exoskarn

The prograde exoskarn is visually recognized as wollastonite and brown garnet banding that is most intense in contact with an intrusion and pervasively decreases in intensity outward. Prograde exoskarn is associated spatially with all CRD sulfide mineral deposits on the Zimapan property. Alteration can be very narrow and may extend outward over 100 m from the intrusion but usually limited to 10’s of m from contacts. Sulfide mineralization is limited to minor disseminated pyrite and/or pyrrhotite and trace chalcopyrite.

7.5.3	Pre-Mineralization Prograde-Anhydrous Endoskarn

The prograde endoskarn consists of pervasive and fracture-controlled alteration developed along the outer contact of the intrusion, within the intrusion. Alteration minerals are dominated by brown-garnet, vesuvianite, wollastonite and pyroxene. Endoskarn may include minor disseminated pyrite or pyrrhotite.

7.5.4	Syn-Mineralization Stage Retrograde-Hydrous Exoskarn

Retrograde exoskarn alteration represents a continuum of alteration styles that overprinted upon pre-mineralization skarn and other alteration types.

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7.5.5	Post-Mineralization Stage Supergene Alteration

Supergene oxide alteration is a weathering process where meteoric water follows fractures and permeability within host rocks to where it reacts with and oxidizes sulfide minerals. Between the time of discovery of mineralization in the Zimapan area in the late 16th century and the mid-20th century supergene oxides were the focus of mining. The principal supergene oxide minerals exploited in the El Monte and Carrizal areas were plumbojarosite, argentojarosite, and cerussite (Simons & Mapes. 1956) with zinc and other oxides left behind as at that time had no economic value. Supergene oxide mineralization was exploited on a large scale in the upper levels of the Las Animas, Balcones, Lomo de Toro (El Claro) at Carrizal, and Concordia mines prior to mid-20th century. No commercially viable deposits of supergene oxide mineralization are currently identified on the Zimapan Property.

A total of 14 mineral zones that have been explored and mined at the Carrizal and El Monte mine area by Carrizal Mining. One mineral zone may consist of one or more mineralized target(s) depending on the number of dikes and skarn occurrences in the zone. Six mineralized zones occur at or near the margins of the Carrizal monzonite intrusion.

In contrast, the Monte mine is characterized by narrow and irregularly oriented monzonitic quartz- feldspar porphyry dikes. A large intrusive body has not yet been encountered in the Monte mine area. Eight mineralized zones occur near these dikes.

Metal zoning occurs vertically through the mineralized body. According to Gonzalez-Partida et al (2003), the zonation comprises of a copper-sulfide rich base; a zinc- and lead-sulfide rich center; a silver-sulfide rich middle to upper zone; and a top devoid of sulfides and composed of fluorite and calcite.

7.5.6	Structural Controls and Size

Mineralization within each target at the various mineral zones vary greatly in dimension and orientation. Mineralized skarn zones can occur as narrow bodies less than one metre wide to larger bodies, like the skarn bodies at Concordia (Monte mine) and DK del Tiro (Carrizal mine), which can be approximately 20 m wide and extend 100-200 m long along strike. Massive sulfide bodies are discontinuous in their dimensions and can also vary from several centimetres to several m thick.

The importance of primary permeability in the host limestones appears to be limited. The lack of large metasomatic aureoles leading outward from the intrusive bodies would suggest that the host rocks were relatively tight at the time of intrusion and subsequent prograde and retrograde mineralization.

Fracturing, brecciation and metasomatism related to the emplacement and cooling of intrusive bodies is likely sufficient to produce permeability necessary for exoskarn mineralization.

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Stratigraphic controls on mineralization are evident at the Carrizal and El Monte mines. Much of the host sequence consists of finely bedded units with fine sale rich beds that would likely act as self-sealing aquitards. Subsequent hydrothermal modification, structural control by folding, fracturing and brecciation along lithological contacts, and geochemical contrasts between different lithologies at a bed contact scale may be important. As mentioned above, mineralization formed preferentially in the La Negra and San Joaquin members of the Tamaulipas Formation. More specifically the upper contact of the Horizontes 1 and Horizontes 2 massive limestone beds in contact with overlying thinly bedded limey shales, limestones and cherts is an important horizon. Contrasts in competency between the massive and bedded limestones create permeable zones of fracturing and brecciation along the Horizontes. The Horizonte 1, Horizonte 2, Santa Fe 1 and Sante Fe 2 mantos are examples. Carbonate replacement mineralization occurs both in the hanging wall and footwall along this contact. Mineralization in these mantos follows bedding contact and geometry and may be controlled in part by fold geometry.

The large, massive sulfide chimney deposits appear to be a genetic relative of the manto deposits. The discordant El Claro chimney emanates from the Horizonte 1 manto where the stratigraphy is recumbently folded and highly fractured.

Geochemical controls on carbonate replacement mineralization distal from calc-silicate alteration is not well understood. Lead isotope work by Potra (2009) concluded that metal bearing fluids responsible for mineralization were of magmatic origin, it is less clear how host rock chemistry plays a role in mineralization.

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7.6	Mineral Zones

Both the Carrizal and Monte mines are comprised a series of multiple mineralized structures as listed in Table 7-1 with detail provided in the following sections.

Table 7-1: List of Mineralized Structures

Map ID	Mine	Zone	Structures	Strike	Dip	Length (m)	Width (m)	Height (m)
1	Carrizal	Horizontes	Horizontes, Promontorio, San Carlos	NW-SE	35°SW	1000	2.0	590
2	Carrizal	Santa Fe	Santa Fe	NW-SE	45°SW	268	5.5	150
3	Carrizal	Santa Martha	Santa Martha, San Buenaventura, Santa Elena	NE-SW	75°SE	215	4.5	350
4	Carrizal	Animas	Animas, DK Del Tiro, Balcones	NE-SW	75°SE	40	5.5	490
5	Carrizal	San Valentin	San Valentin, 3 Arc Angels	E-W	75°S	330	3.5	360
6	Carrizal	La Cuña	La Cuña	NW-SE	60°SW	95	3.5	240
7	Monte	Dike Concordia	Dike Concordia	NW 36°	70°W	430	50.0	470
8	Monte	La Escondida	San Francisco, Tecomate	E-W NW 33°	75°N 75° SE	300 100	10.0 7.0	290
9	Monte	CPO 385	CPO 385	NW 35°	65°SW	60	3.5	130
10	Monte	Dike 1400	Dike 1400	NW 34°	70°SW	162	3.5	60
11	Monte	Dike 1414	Dike 1414	E-W	78°SW	325	3.5	370
12	Monte	Dike 1493	Dike 1493	NW 81°	75°S	424	8.0	390
13	Monte	Dike 1600	Dike 1600 Dike 1700	SW 78° SW 74°	75°S 70°S	143 44	3.0	220 40
14	Monte	Manto Esperanza	Manto Esperanza	NW 28°	60°SW	300	8.0	260

Notes:

Map ID in this table refers to numbers within the maps in Figure 7-6.

Source: Carrizal Mining (2025)

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7.6.1	El Monte Mine

The El Monte mine includes the Concordia dike, La Escondida, CPO 385, 1400 dike, 1414 dike, 1493 dike, 1600 dike, and Manto Esperanza deposits. All of the deposits being exploited at El Monte are dike contact skarns that formed within intrusives and in strongly folded and fractured limestones immediately adjacent to intermediate, steeply dipping, variably oriented dikes 1 to 50 m in width. One feature of the El Monte Mine is the high density of dikes with different orientations. Two dominant orientations dominate; northwest trending dikes that roughly parallel the strike of the regional fold axis, and dikes that cross perpendicular to this regional fabric. The intersection of dikes or the point where dikes split appears to be a locus of much of the massive sulfide chimney mineralization.

The Concordia and La Escondida deposits have been the focus of underground development drilling work, and the two deposits are described in further detail below.

7.6.1.1	Concordia

The Concordia mineral zone is mined from the lowermost four of six underground levels – Sublevel 10, 11, 12, and 13. The mineral zone formed adjacent to the Concordia dike, a northwest striking and steeply northeast dipping monzonite dike that is roughly 450 m long and averages 33 m in width (~325°/70°), It narrows bifurcates to the southeast splits into several smaller dikes that interfinger with zones of exoskarn alteration to the northeast. The Concordia dike is cross-cut by three northeast striking oblique normal faults; two, including the Concordia and Guadalupe faults dip to the southeast (~065°/70°) and the third, the Central fault dips to the northeast (~245°/70°). Cumulative displacement along the dikes is estimated to be 40 m of left lateral movement and 200 m the vertical drop to the north (Lang et al., 1999).

Exoskarn alteration form bodies form both in the hanging wall and footwall of the dike. In the hanging wall the exoskarn is thickest ranging up to 15 m in width. Endoskarn alteration parallels contacts of the dike and varies from a few centimetres to 2 m thick.

The mineral body associated with the Concordia dike is a tabular body that overlies the Concordia dike in the retrograde exoskarn and within the intrusion as disseminated sulfides and along irregular fractures trending 315° and 055°. The width of the mineralization is 25 m, with 5 m corresponding to the exoskarn and 20 m corresponding with the endoskarn within the dike (Gonzalez-Villalvaso, 1990)

Mineralization consists of disseminated retrograde skarn mineralization thickens to tens of m on the northeast hanging wall of the dike and irregular massive sulfide pods along the outer margins of the exoskarn alteration. Mineralization extends down roughly 300 m where it wedges out against the dike.

7.6.1.2	Escondida

The Escondida mineral zone is mined from eight underground levels – Levels 216-726, 210-ESC, 207-725, 205-725, 196-ESC, 192-573, 191-ESC, and 190-573. It consists of a stockwork of monzonite dikes that intrude intensely folded limestones. Some dikes run parallel to the northwest strike of regional folds, others cut oblique or perpendicular to the regional trend. The dikes are typically 1-5 m wide and run 10- 250 m in length.

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Mineralization consists of stockworks or sheeted veins within exoskarn and endoskarn mineralization along dikes and as massive sulfide chimney bodies. Best mineralization occurs where dikes bifurcate or the intersections of dikes where the intersections continue vertically forming vertically elongate mineral bodies that average 2 m and expand to tens of m in thickness and extend over 240 m deep.

Peripheral to the mineralization is sinuous discontinuous calcite+/-pyrite veins and disseminated pyrite/pyrrhotite which extends for 10’s of m from skarn zones.

7.6.2	Carrizal Mine.

At the Carrizal mine, the Carrizal quartz-monzonite to monzonite intrusions and quartz-feldspar porphyry dikes intrude the local stratigraphy at a subvertical orientation. At its widest, the Carrizal monzonite intrusion measures approximately 450 m wide, trends northeast for approximately 1,400 m. Narrow to irregularly shaped quartz-feldspar porphyry dikes, generally 0.5 to 5 m wide, can extend away from the monzonite intrusion for approximately 400 to 700 m. Exoskarn and endoskarn occur at the dike contact.

The following descriptions are given in the order from northwest to southeast and increasing distance from the Carrizal Pluton. (Table 7-2 Styles of Mineralization through the Carrizal Mine. Figure 7-7 illustrates a section through the Carrizal Mine).

Table 7-2: Styles of Mineralization through the Carrizal Mine

Skarns Adjacent to Intrusive Contacts	Mixed Skarn and Massive Sulfide	Massive Sulfide, Minor Calc-Silicates	Massive Sulfide Mantos without Calc-Silicates	Massive Sulfide Chimney Without Calc-Silicates
San Carlos
Las Animas
La Cuña	Santa Martha	Santa Fe 1 & 2	Horizontes 1 & 2	El Claro*
Juan Pablo	San Valentine
Promontorio
increasing distance from pluton

Notes:

* Past producer.

Source: Carrizal Mining (2020)

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Figure 7-7: Section Looking Northeast Through the Carrizal Mine

Source: Modified after Lang et al. (1999)

7.6.2.1	Las Animas

The Las Aminas chimney is located on the contact between a monzonite dike (Dique del Tiro) with the Carrizal pluton of similar composition, along the outer edge of the thick exoskarn that marks the boundary between the limestones of the La Negra member and the pluton. The chimney is elliptical in plan measuring 25 m x 100 m, dips 60 °- 80 ° northeast. Its size is highly variable with vertical extension up to 250 m (Villaseñor-Cabral 1993). At its top the chimney bifurcates and transitions into irregular mantos near surface that follows limestone bedding (Simons & Mapes, 1956). At its base the chimney wedges out against skarn and the Carrizal pluton.

Roughly fifty m above the Las Anima chimney divides into two separate chimneys, on either side of the Dike del Tiro with the Las Animas continuing on the inside and Cuerpo 401 on the outside, continuing down 100 m and up 50 m. Cuerpo 401 is essentially part of the Las Animas chimney.

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At least five veins parallel the northwest structural grain and dip to the southwest 45°.These veins root in the Carrizal pluton crossing both dikes and sulfides and decreases in width and sulfide grade and ultimately become quartz-calcite (Villaseñor -Cabral, 1993) veins.

Several mantos extend from the Las Animas chimney following bedding in the host La Negra member limestones. Cuerpo 455 is a cylindrical shaped manto 20 m x 40 m dipping southwestward parallel to bedding. It is partially within the exoskarn. Sulfides present include sphalerite, chalcopyrite and pyrite. (Villaseñor-Cabral, 1993).

7.6.2.2	Horizontes & Santa Fe

The Horizontes and Santa Fe mineral zones are manto bodies located along the Horizontes 1 and 2 massive limestone horizons. The massive limestone forms the footwall of mineralization and the hangingwall is finely bedded limestone shale and chert. Sulfide mineralization replaces both massive limestone and finely bedded units. Replacement occurs outward from the bedding plane. Mineralization is finely bedded along the contact with the limestone. Calc-silicate alteration is limited to the vicinity of the Promotario dike near the Santa Fe. The Horizontes zone is mined from six underground levels – Level 1180, 1250, 1300, 1330, 1360, and 1370 while the Santa Fe zone is mined from three active levels – Level 1220, 1180, and 1080.

7.6.2.3	El Claro

The El Claro chimney is the most peripheral mineralization, the Carrizal Pluton. It was one of the earliest deposits to be discovered and was exploited prior to having it been subsequently closed. Currently the old workings are inaccessible. The following description is based upon work by Simons & Mapes, 1956. and Lang et al., 1999.

The El Claro chimney is a tabular body that was 35 m wide and 65 m long and extends from surface down 105 m. It extends across to the south to the wedge shaped La Mora chimney and manto, down to the La Peidad chimney (19 m x 40 m x 60 m) and further down into the San Pedro Nuevo chimney. The combined but discontinuous, vertical extent is roughly 200 m and along strike 150 m. Mineralization follows the nose of the La Paz Anticline an overturned fold along the contact Horizontes 1 horizon of the La Negra member and the overlying thinly bedded intensely folded and fractured shales limestones and cherts. These chimneys are connected below numerous mantos following the Horizontes 1 horizon.

Remnants of mineralization include plumbojarisite, and it was likely that these chimney bodies were altered to oxides throughout. No calc-silicate alteration was observed within these chimneys.

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8	Deposit Types

The general characteristics of mineralization at the Zimapan property are consistent with polymetallic replacement deposits as described by Morris (1986) and Cox (1986), published by Bray (1995). The mineral zones are further characterized as high temperature, chimney-style carbonate-replacement Zn- Pb-Ag±Cu±Au (CRD) deposits by Lang et al. (2000) in accordance with classification of Megaw et al. (1988) for similar deposits in Northern Mexico.

CRD generally vary in size. They occur in broad sedimentary basins that have undergone moderate deformation and have been intruded by small igneous intrusions. Metal-bearing fluids emanating from volcanic centers and igneous intrusion are localized along structural features (fractures, joints, and fold limbs) and stratigraphic features (karst openings and sedimentary beds).

Figure 8-1: Schematic Cross-Section of an Idealized Polymetallic Replacement Deposit

Source: Plumblee et al. (1995)

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Different styles of mineralization may occur depending on geometry, host rock and intrusions. Locally, deposits can be subdivided based on geometry and degree of calc-silicate alteration including:

a)	Massive sulphide chimneys that cross-cut stratigraphy and which contain minor or no calc-silicate alteration;

b)	Massive sulphide mantos which are similar to chimneys but are instead generally parallel to stratigraphic contacts; and

c)	Skarn orebodies at either pluton or dike/sill contacts.

In addition, vein mineralization may also occur with quartz and/carbonate minerals that have in-filled structural planes.

Alteration can vary considerably. Calc-silicate skarn minerals (epidote, amphibole, garnet, pyroxene, and iron oxide minerals) can form within an igneous intrusion or near sedimentary-igneous intrusion contacts. The host sedimentary rock is commonly recrystallized due to metasomatic processes. The igneous intrusion may experience porphyry-style alteration including argillic and propylitic assemblages.

The occurrence of economic metals is also spatially related to the intrusion. Copper (± gold) rich bodies such as skarns occur within intrusions or at the intrusion and sediment contact. Lead and zinc (± gold and silver) rich bodies such as mantos and chimneys occur away the from the intrusion, and zinc (± silver) rich bodies such as veins occur distal to the intrusion. Minerals associated with a CRD may include pyrite, sphalerite, galena, siderite, quartz, marcasite, rhodochrosite, dolomite, chalcopyrite, pyrrhotite, tetrahedrite, digenite, argentite, electrum, enargite, bornite, and arsenopyrite, hessite, petzite, pyrargyrite, barite, and fluorite. Mineral grains are typically medium to coarse grained and can form as euhedral to massive interlocking texture.

High density, low resistivity, electrically chargeable and high magnetic susceptibility characteristics of the massive sulfide bodies are amenable to exploration geophysics techniques such as airborne or ground- based electromagnetic, direct current resistivity, and induced polarization surveys. In addition, the elevated abundance of Pb-Zn±Cu±Au±Ag±Mo±As±Bi±Sb associated with CRD are amenable to trace element geochemistry surveys such as stream water, silt, soil and rock sampling surveys.

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9	Exploration

Santacruz and Carrizal Mining have not performed surface exploration activities due to the Company’s focus on the subsurface delineation of the mineral zones. Since 2009, Carrizal Mining has focused upon delineating the limits of mineralization in advance of production. This work consists of two activities.

First, drilling to determine the limits of mineralization in advance of planning underground development. Second, detailed underground mapping and sampling in areas of development and production.

Most of the drilling consists of drilling a fan of drill holes made from underground drill-sites within the mine. Because access is limited by underground infrastructure and large depths from surface, most of the drilling consisted of short holes drilled from sites located near the targeted mineralization within 10s of m of active production. As a result, the mean drill hole length for holes drilled at the Carrizal mine has been 94 m and at El Monte mine 84 m, with roughly 17% of holes drilled exceeding 150 m.

Underground mapping and sampling are detailed and systematic but is designed for the collection of data needed for production. Roof mapping of workings was completed at a scale of 1:250 with lithology, alteration and structure recorded on the maps. Sampling in areas of mineralization consists of channel sampling the roof of the workings with channels separated by 3 m. The channel samples are plotted on plans and are surveyed. In the database the channels are recorded like horizontal drill holes with a surveyed start point, azimuth and lengths with sample lengths determined by geology and mineralization.

Although the information collected is modeled using Surfer and AutoCAD software, geological interpretation has been limited.

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10	Drilling

Underground development drilling performed by Carrizal Mining from 2011 to 2025 is described in Section 6.2 within this Report.

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11	Sample Preparation, Analyses and Security

The sample procedures described herein are relevant for the drilling that was completed between 2011 and 2025 as described in Section 6.2. Underground rock sampling is the principal method currently used by Carrizal Mining to estimate grade and tonnage for their internal mineral estimates that are the basis for mine planning and production. The internal mineral estimates are based on methods and procedures employed during the Peneoles era not considered modern however Carrizal is currently adopting methods and procedures that are expected to ensure accordance with CIM Definition Standards (2014) and CIM Beset Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves (2019) as required under NI43-101.

11.1	Sample Methods and Sample Security

Sampling at the Zimapán Project, including the El Carrizal, Monte, and Lomo del Toro deposits, has been conducted through a combination of diamond drilling and underground rock chip sampling programs completed between 2011 and 2025. Underground chip sampling currently represents the principal method utilized by Carrizal Mining for internal mineral estimates supporting mine planning and production.

The sampling methodologies employed are generally consistent with historical practices developed during prior operations and, while not uniformly aligned with modern best practices, Carrizal Mining is in the process of implementing updated procedures designed to achieve compliance with CIM Definition Standards (2014) and CIM Best Practice Guidelines (2019) as required under NI 43-101.

Drill core is transported by company personnel to the core logging facility in Zimapán, where it is laid out on logging racks for detailed geological logging, recovery measurement, and sample interval selection. Sample intervals are defined by geologists based on lithological and mineralization boundaries. Core is photographed, and specific gravity measurements are collected for selected lithologies. The core is then split longitudinally using a core saw, with one half retained for reference and the other submitted for analysis. Duplicate samples are prepared by quartering the core where required.

Underground rock sampling is conducted using continuous chip channel sampling across the backs (roof) of workings, typically at one-metre intervals. Parallel sample lines are spaced approximately three metres apart, forming a rib sampling pattern along the length of the working. Sampling locations are planned and documented by geological personnel and surveyed to establish spatial control, with samples recorded along vectors analogous to horizontal drillholes. Field duplicate samples are prepared by homogenization and splitting of collected material within a cleaned tarp

Samples are placed in sealed bags with corresponding sample tags and transported by company personnel to the laboratory facilities at the San Francisco mill. Chain-of-custody procedures are managed internally, and the QP considers the sample handling and transport protocols to be reasonable for the operating context.

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11.2	Sample Preparation and Analytical Procedures

Sample preparation and analytical work are conducted at the Monte plant laboratory operated by Carrizal Mining, which supports ongoing mining operations. Both drill core and underground chip samples are processed using similar preparation protocols. Upon receipt, samples are checked against submission records, and additional coarse blanks may be inserted into the sequence at predetermined intervals.

Samples are dried and crushed using a jaw crusher to <7 mm, followed by secondary crushing to <2 mm. The crushed material is homogenized and split using a Jones splitter to produce a representative sub-sample, with one portion retained as a coarse reject and the other prepared for pulverization. Pulverization is conducted using a ring mill to achieve >95% passing 100 mesh (0.149 mm), after which the pulp is split into analytical and archival fractions.

Analytical procedures include multi-element analysis following aqua regia digestion with determination by atomic absorption spectrometry for elements including silver, lead, zinc, and iron. Gold and silver analyses are conducted by fire assay using 5 g to 10 g aliquots with gravimetric finish.

Equipment cleaning procedures include the use of quartz, crushed glass, and compressed air between samples to minimize contamination. The QP has reviewed the preparation and analytical procedures and considers them to be generally appropriate for the commodities of interest and grade ranges encountered, noting that the use of an on-site laboratory requires careful QA/QC oversight.

11.3	Quality Assurance and Quality Control (QA/QC)

The QA/QC program includes the insertion of certified reference materials, blanks, and duplicate samples at various stages of the sampling and analytical process. Control sample insertion rates have historically ranged between approximately 2% and 14% of total samples analyzed; however, the frequency and consistency of insertion and monitoring have varied over time.

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For underground rock sampling, the insertion of field duplicates and coarse blanks has been relatively consistent in recent years. In contrast, the insertion of pulp blanks, laboratory duplicates, and certified reference materials has been less systematic. For drill core sampling, the use of QA/QC samples, particularly standards, has not been consistently applied across all sample batches.

QA/QC data have been compiled in periodic reports; however, detailed statistical analysis and ongoing monitoring of control sample performance have not been consistently implemented historically. As such, the effectiveness of the QA/QC program varies across different time periods and datasets.

The QP notes that, as of the effective date of this Report, additional verification work is required, including the submission of selected pulps, coarse rejects, and core re-splits to an independent accredited laboratory to confirm analytical accuracy and precision. A systematic audit of the sample database, by deposit and mineralization zone, is recommended to determine appropriate selection and frequency of verification samples for independent analysis.

The QP notes that the sampling, preparation, and analytical dataset includes a significant proportion of historical data collected under varying procedures and QA/QC protocols. While current practices are being improved to align with modern standards, inconsistencies in historical QA/QC implementation, particularly with respect to certified reference materials and laboratory control samples, introduce an element of uncertainty.

In addition, the reliance on an on-site laboratory requires robust and consistently applied QA/QC procedures to ensure analytical accuracy, particularly in the absence of routine external laboratory verification.

The heterogeneous and structurally controlled nature of carbonate replacement mineralization at the Zimapán Project may also contribute to variability in duplicate sample precision and short-range grade continuity, which should be considered in the interpretation of analytical results.

11.4	Opinion

The QP acknowledges that historical sampling and QA/QC practices at the Zimapán Project have not been consistently implemented in accordance with current industry best practices, particularly with respect to the routine insertion and monitoring of certified reference materials, blanks, and laboratory duplicates. These limitations are most evident in legacy drill core datasets and certain underground sampling campaigns, where documentation and QA/QC control density are variable.

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Notwithstanding these limitations, the QP notes that the potential impact of these deficiencies has been actively evaluated and mitigated through the independent data verification program described in Item 12. In particular, the collection and analysis of 282 check samples submitted to an independent accredited SGS laboratory demonstrate a high degree of correlation with the original analytical results and provide strong support for the overall accuracy and reliability of the assay database.

In addition, the QP’s review of sampling methodologies, laboratory procedures, and site practices including direct observations during site visits and laboratory inspections, indicates that the sampling and analytical processes are generally appropriate for the style of mineralization and operating conditions. While variability inherent to carbonate replacement mineralization and localized inconsistencies in QA/QC implementation may contribute to short-range grade variability, there is no evidence to suggest the presence of systematic bias that would materially affect the integrity of the dataset.

On this basis, the QP is of the opinion that, when considered in conjunction with the independent verification work completed, the sampling, preparation, and analytical data are of sufficient quality and reliability to support the geological interpretations presented in this Technical Report. The dataset is considered fit for purpose, subject to the recommendations for continued QA/QC enhancement, increased use of independent laboratory verification, and ongoing database auditing.

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12	Data Verification

12.1	Introduction

Information pertaining to the Project location, access, local and site infrastructure, geological setting, and mineralization style was verified by the QPs during site inspections, as described below. In addition, supporting documentation, including historical and current product sales and prices, production data, plant performance and exploration results, was provided by Carrizal Mining for review. The QPs have assessed this information in conjunction with site observations and other available data and consider it to be reasonable and appropriate for the purposes of this Technical Report, subject to the limitations and qualifications described herein.

12.2	Geology and Sampling

The QP has undertaken comprehensive data verification procedures in support of the geological interpretations and Mineral Resource estimates for the Zimapán Project, including the El Carrizal, Monte, and Lomo del Toro deposits. These activities included two independent site visits during which the QP inspected representative drill core, reviewed geological logging practices, examined sampling protocols, verified drill collar locations relative to available survey control and topography, and observed sample handling, security, and storage procedures. The QP also conducted site tours of the primary analytical laboratories and the San Francisco processing mill to assess analytical workflows, metallurgical context, and chain-of-custody protocols from sample collection through to processing.

Independent analytical verification was completed through the collection and submission of 282 check samples to an independent SGS Certified Laboratory in Durango. SGS Mexico Minerals Durango conforms to the requirements of ISO/IEC17025 for specific tests as listed on their scope of accreditation found at https://www.scc.ca/en/search/laboratories/sgs. Statistical comparison of the check assay results against the original database demonstrates a high degree of correlation and no evidence of systematic bias, supporting the accuracy and precision of the primary analytical data. The QP notes that while minor assay variance is present, it is within acceptable limits given the style of mineralization and sampling methodologies employed.

The drillhole database was subjected to comprehensive validation and verification procedures, including checks for missing, overlapping, or inconsistent sample intervals; verification of collar coordinates, elevations, and downhole survey data (where possible) and reconciliation of assay values against original laboratory certificates on a representative basis. Geological coding and lithological assignments were reviewed for internal consistency and alignment with the interpreted vein models. No material errors were identified however, minor inconsistencies typical of legacy datasets were observed although are not considered to materially impact the geological interpretation.

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The QP notes that portions of the dataset are historical in nature and were collected by previous operators, and in certain instances, original documentation (including detailed survey records, density determinations, and aspects of QA/QC insertion protocols) is incomplete or limited. Collar elevations and locations, while generally consistent with available topographic and underground survey data, may be subject to local uncertainty typical of historical survey methods particularly considering the transformation between local orthogonal mine grid system and UTM. In addition, while density values are considered reasonable, the use of a global density value based on historic measurements and analysis adopted by Peneoles has not been validated and verified. As such a comprehensive bulk density measurement program is recommended.

12.3	Mining

The QP responsible for mining has undertaken data verification procedures to support the mining methods, mine planning assumptions, capital and operating cost estimates, and infrastructure design parameters for the Zimapán Project, including the El Carrizal, Monte, and Lomo del Toro deposits. These activities included one site visit during which the QP reviewed active and historical underground workings, assessed mining conditions, ground support practices, access development, ventilation, dewatering systems, and material handling infrastructure. The QP also conducted inspections of the San Francisco processing facility and associated surface infrastructure to confirm plant throughput assumptions, material transport logistics, and integration between mining and processing operations.

The QP reviewed the basis for the selection of underground mining methods, including cut-and-fill, longhole stoping, and other applicable methods, with consideration of the geometry, thickness, continuity, and geotechnical characteristics of the carbonate replacement mineralization. Mining assumptions, including dilution, recovery factors, stope dimensions, and sequencing, were assessed against observed site conditions and industry benchmarks for similar deposit types and operating environments. The QP considers the selected mining methods and associated assumptions to be reasonable and appropriate for the style of mineralization and stage of the Project.

Infrastructure assumptions, including access development, haulage systems, ventilation requirements, water management, power supply, and surface facilities, were reviewed for consistency with the proposed mining methods and production rates. The QP confirms that the infrastructure design concepts are appropriate and achievable within the context of the Project.

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12.4	Metallurgy

The QP responsible for metallurgy has undertaken data verification procedures to support the metallurgical testwork, process design criteria, recovery assumptions, and processing infrastructure for the Zimapán Project, including the El Carrizal, Monte, and Lomo del Toro deposits. These activities included two site visits during which the QP reviewed sampling protocols for metallurgical composites, inspected laboratory facilities, and conducted tours of the San Francisco processing plant to assess crushing, grinding, flotation, and concentrate handling circuits, as well as overall plant performance and operating practices. The QP also reviewed sample preparation methods and analytical workflows to confirm that metallurgical test results are representative and reliable.

The metallurgical database, including historical and recent testwork, was reviewed for completeness, representativity, and consistency with the geological model and mineralization styles typical of carbonate replacement systems. Testwork programs were evaluated with respect to sample selection, compositing strategies, mineralogical variability, and the distribution of sulfide and oxide material. Recovery assumptions for relevant metals were assessed in the context of testwork results, operating plant data where available, and benchmarking against comparable polymetallic carbonate replacement deposits. The QP considers the metallurgical assumptions, including process routes and expected recoveries, to be reasonable and appropriate for the style of mineralization and stage of the Project.

The QP notes that metallurgical response in carbonate replacement mineralization can exhibit variability due to differences in sulfide mineralogy, oxidation state, gangue composition, and grain size distribution, which may influence flotation performance and concentrate quality. While the available testwork and plant data provide a sound basis for the assumptions applied, the spatial distribution of metallurgical samples is variable and may not fully capture all domains of mineralization. In addition, certain historical testwork programs were conducted by previous operators, and in some cases, detailed supporting documentation is limited.

Processing infrastructure, including crushing, grinding, flotation circuits, concentrate handling, water supply, and tailings management systems, was reviewed for consistency with the proposed production rates and metallurgical performance assumptions. The QP considers the existing and proposed processing infrastructure to be appropriate and capable of supporting the Project, subject to normal engineering refinement.

12.5	Conclusions

Based on the information available, the work completed, and the data verification procedures undertaken, the QPs are of the opinion that the geological, exploration, analytical, metallurgical and mining supporting the Zimapán Project, including the El Carrizal, Monte, and Lomo del Toro deposits, are of sufficient quality and reliability to support the conclusions presented in this Technical Report. The geological interpretations, mining methods, metallurgical assumptions, and infrastructure concepts are considered reasonable, appropriate, and consistent with industry best practices for the style of mineralization and stage of the Project.

The QPs acknowledge that certain data utilized in this Technical Report are derived in part from historical sources and previous studies, and while verification procedures appropriate to the stage of the Project have been undertaken, such data are subject to inherent limitations. These limitations are not considered to materially affect the validity of the interpretations or conclusions presented herein.

In the opinion of the QPs, there are no known material issues related to data verification, geological modelling, mining, metallurgy, or infrastructure that would reasonably be expected to adversely affect the results or conclusions of this Technical Report, subject to the assumptions, qualifications, and limitations described herein. The QPs consider that the work completed is sufficient to support the disclosure in accordance with the requirements of NI 43-101 and the CIM Definition Standards (2014) and CIM Best Practice Guidelines (2019).

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13	Mineral Processing and Metallurgical Testing

The San Francisco Processing Plant treats concentrates for the combined Zimapan operations which include the Carrizal Mine, Monte Mine, and Lomo De Toro Mine. The metallurgical characterization for this Report is based on the operating results for the year 2024 as well as a geometallurgical program run by JDS in 2023.

13.1	2023 Geometallurgical Testwork program

The 2023 Geometallurgical testwork program was kicked off with a site visit to review the San Fransisco mill operation and to investigate the variety of zones that make up the regular mill feed, The site visit identified 18 distinct mineralized zones, with an additional 2 zones that were not accessible at the time of the program. The 3 phases of flotation testing planned were:

1)	Flotation tests on all zones with a consistent reagent scheme at 3 different grind sizes;

2)	Flotation tests on all zones with an additional 2 reagent schemes at the optimal grind size; and

3)	Flotation tests on mixtures of 2 mineralized zones.

There were 2 goals of the testwork program:

●	Generate a compatibility table to help the mine and mill to avoid blending feeds which negatively affect each other; and

●	A table of expected recoveries (of silver, lead, zinc, and copper) for each mineralized zone, and a mineralized zone.

The testwork program was conducted by the in-house metallurgical team at the Zimapan processing complex.

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13.1.1	Recovery By Mineralized Zone

Through the testwork a model of expected recoveries by mineralized zone was developed. The expected recoveries are summarized in Table 13-1.

Table 13-1: Estimated Recovery by Mineralized Zone and Element

Mine	Sample Description	Budget Recovery
		Ag %	Pb%	Zn %	Cu%
Carrizal Mine	Chiminea	69.9	81.7	85.6	27.7
	Santa Maria/La Cuna	82.7	84.8	88.8	51.6
	San Valentin	63.2	48.7	92.8	13.1
	San Carlos Horizontes	95.8	98.7	86.0	24.7
	Santa Fe	91.1	77.0	17.6	92.3
Monte Mine	Dike with Fault (1400,1414,1493,1600)	73.0	40.1	10.8	68.4
	Dike without Fault	85.7	80.2	93.6	34.2
	Escondida with Fault	86.3	80.0	82.9	64.2
	Escondida without Fault	92.6	85.1	66.9	90.0
	Concordia with Fault	87.9	85.0	7.6	82.2
	Concordia with Fault	90.4	93.1	84.3	72.1
	Cuerpo 365 without Fault	79.4	70.4	91.5	7.2
	Esperanza 1	74.1	41.3	9.4	59.3
Lomo De Toro Mine	LM CONOS	98.0	98.4	78.5	31.7
	LM 128-921	95.5	95.3	79.1	12.9
	LM 126-950	97.4	99.1	65.0	18.6
	LM 119-882	97.4	99.1	78.0	23.4
Large Oxide Stockpile at Mill	Oxide Material	62.9	49.7	52.9	60.9

A change in collector for the zinc circuit, which was not included in the geometallurgical program is estimated to improve zinc recoveries over the values found in the testwork by 3%, which is reflected in the expected recoveries for this Report.

The expected recoveries are based on the testwork (the 6 minute recovery for both the lead/copper rougher and the zinc rougher), with adjustments based on the improvement caused by the change in collector and changes to the conditioning tanks expected around the time of the conclusion of the testwork program.

The size vs recovery testing indicated that although different mineralized zones responded differently to grind size, the majority of the zones tested demonstrated that the optimal grind size is the current grind target of 62% passing 200 mesh (75 µm).

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13.1.2	Mineralized Zone Compatibility

It was generally found that zones that contained > 0.5% copper and had an oxide copper ratio (oxide copper assay/total copper assay) of >15% can be classified as “poisonous”, meaning that they would negatively affect the recovery of other zones when mixed. In general, the mixtures that did not contain these “poisonous” zones either achieved the expected recovery for each of the zones or they exceeded the expected recovery when blended.

The results of oxidized copper minerals poisoning the flotation circuit were expected since copper sulphate (an oxidized copper mineral) is used to activate zinc in the zinc rougher flotation circuit.

13.2	Operational Data

Operational data from 2023 and 2024 was reviewed. The following Table 13 2, through Table 13 4 provide recovery and grade details for 2024, 2024, and the combined 2 year production. Operational improvements over the 2 years are demonstrated by improved recoveries despite lower feed grades. The mill improvements include new conditioning tanks and improvements based on the 2023 geometallurgical testwork.

Table 13-2: 2023 Reconciled Data

	Feed%	Assays				Recovery
		Pb%	Zn%	Cu%	Ag (gr/t)	Pb%	Zn%	Cu%	Ag (gr/t)%
Feed	100.00	0.77	2.31	0.32	74.86	100.0	100.0	100.0	100.0
Pb Concentrate	1.23	50.40	2.23	3.11	3062.88	80.3	1.2	11.8	50.5
Cu Concentrate	0.69	4.27	4.27	20.96	1711.40	3.8	1.3	44.6	15.8
Zn Concentrate	3.38	0.52	48.50	1.54	116.96	2.3	71.0	16.0	5.3
Tailings	94.70	0.11	0.65	0.09	22.43	13.6	26.5	27.6	28.4

Table 13-3: 2024 Reconciled Data

	Feed%	Assays				Recovery
		Pb%	Zn%	Cu%	Ag (gr/t)	Pb%	Zn%	Cu%	Ag (gr/t)%
Feed	100.00	0.75	2.46	0.29	81.51	100.0	100.0	100.0	100.0
Pb Concentrate	1.30	49.30	2.72	2.52	3377.87	85.2	1.4	11.4	54.0
Cu Concentrate	0.63	3.75	5.03	19.88	1783.26	3.1	1.3	43.1	13.7
Zn Concentrate	4.10	0.60	46.83	1.96	154.54	3.3	78.0	27.8	7.8
Tailings	93.97	0.07	0.50	0.05	21.30	8.4	19.3	17.7	24.6

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Table 13-4: Combined 2023 and 2024 Reconciled Data

	Feed%	Assays				Recovery
		Pb%	Zn%	Cu%	Ag (gr/t)	Pb%	Zn%	Cu%	Ag (gr/t)%
Feed	100.00	0.76	2.39	0.31	78.35	100.0	100.0	100.0	100.0
Pb Concentrate	1.27	49.81	2.50	2.79	3232.40	82.9	1.3	11.6	52.4
Cu Concentrate	0.66	4.01	4.65	20.42	1747.31	3.5	1.3	43.9	14.7
Zn Concentrate	3.76	0.57	47.54	1.78	138.48	2.8	74.8	21.9	6.6
Tailings	94.32	0.09	0.57	0.07	21.84	10.9	22.6	22.7	26.3

13.3	Metallurgical Assumptions

The recoveries and concentrate grades used in this Report follows the 2024 operating data as it most accurately reflected current operating practices and the expected future feed conditions.

Table 13-5: Recovery and Concentrate Grade Estimates

Parameter	Unit	Concentrates
		Lead Concentrate	Copper Concentrate	Zinc Concentrate
Cu Recovery	%	11.4	43.1	27.8
Zn Recovery	%	1.4	1.3	78.0
Pb Recovery	%	85.2	3.1	3.3
Ag Recovery	%	54.0	13.7	7.8
Cu	%	2.52	19.88	1.96
Zn	%	2.72	5.03	46.83
Pb	%	49.30	3.75	0.60
Ag	g/t	2237	1783	155

Source: JDS (2024)

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14	Mineral Resource Estimate

The Property presently does not contain a mineral resource estimate that is in accordance with CIM Definition Standards on Mineral Resources and Reserves.

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15	Mineral Reserve Estimate

The Property presently does not contain a mineral reserve estimate that is in accordance with CIM Definition Standards on Mineral Resources and Reserves.

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16	Mining Methods

16.1	Introduction

The Zimapan mining district was discovered by Spanish miners in 1575. From 1632 to 1920, more than 18 mines were put into production, including the El Monte and Carrizal mines. Peñoles operated the mine from 1964 until leasing to Santacruz in August 2009. From 2011 to 2020, Santacruz completed ~30 Km of underground drilling and mined ~5.9 Mt of mineralized material from the El Monte and Carrizal mines. The Zimapan operation has been in continuous operation for many years.

The current configuration of the mine has been operating since 1972 when the San Francisco processing plant was constructed. The application of mining methods has thus been an adaptation of mining equipment technologies, evaluation, and monitoring tools to the specific mineralized zones. The resource zones are quite various, ranging from remnant bodies and pillars from historic mining to relatively wide, steeply dipping zones amenable to mechanized mining. Each of these zones requires separate evaluation and application of the correct mining method.

The factors considered for the selection of mining methods are as follows:

●	Shape, geometry, consistency, and volume;

●	Wall rock quality (strength, Fracture characterizations, in-situ strength, regional stress);

●	Stability and support requirements;

●	Grades, NSR Value, potential extraction rate;

●	Mechanization/automation, use of gravity, flexibility and adaptability; and

●	Unit costs, scheduling, dilution, development requirements.

Continuous improvement is followed in the evaluation and development of mining methods based on these criteria.

16.2	Mining Methods

16.2.1	Mine Design

There are two operational mines on the property:

●	The Carrizal Mine which produces approximately half of the total mine production and is connected to the Monte Mine and San Francisco concentrator by a 7 km underground trackless haulage drift; and

●	The Monte Mine which also produces about half of the total mine production and lies along the main haulage drift but proximal to the San Franciso concentrator.

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Both feed the San Francisco processing plant.

In general, the Carrizal mine consists of both remnant mineralized zones and pillars which are being recovered, as well as extensions of historically mined zones. The mining is more selective and conventional with jackleg drills and small LHD’s. As well, the grades are marginally higher than Monte. Monte mine is comprised of mostly large bulk mineable mineralized zones and utilizes more sublevel open stoping with long hole drilling. The grade is generally lower at Monte mine, as are the costs.

Metallurgically, a blend of feeds from multiple sources is required to achieve profitable recoveries and acceptable quality concentrates, so the operation of both zones simultaneously is a requirement.

Mining methods are selected for each mineralized block using the following criteria and methodology:

●	Rock stability and quality analyses carried out by the rock mechanics department;

●	Analysis of mineral quality, contents and mineral value, and Cut-off-Grade, carried out by the Geology department; and

●	Analysis of the preparation cost vs mineral value carried out by the Planning and Engineering department (cost-benefit).

16.2.2	Stoping

Selection of the proper stoping methods are closely linked to and often dictated by Geotechnical conditions of each Mineralized zone. Two methods are currently used in Zimapan:

●	Cut and fill mining, which is quite versatile and allows different drilling and support options depending on stope conditions. The method can also be quickly modified to account for rapid changes in the rock conditions and selectivity required; and

●	Sub Level open stoping, which is the lower cost method of choice when conditions allow.

Figure 16-1 shows the general guidelines followed for the selection of stoping method based on the rock quality analysis.

Figure 16-1: Stoping Method Selection Based on Rock Quality (RMR)

Rock Quality (RMR)	Stoping Method and Type of Drilling
<21 “Very Poor”	Single lift Cut and Fill with tight fill drilled by jumbo
21 to 40 “Poor”	Single Lift Cut and Fill with tight fill drilled by jumbo
41 to 60 “Moderate”	Double lift Cut and fill extraction with horizontal or semi-vertical uphole drilling
60 to 80 “Good”	Double lift extraction with horizontal or semi-vertical uphole drilling or Sublevel Open Stoping
61 to 80 “Very Good”	Sublevel Open Stoping

Source: Santacruz (2023)

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The long hole drilling method is used in grade consistent mineralized areas, in which the mineral and wall rocks are stable and good quality. The method is characterized by its high productivity, and lower development ratio. Most of the stope preparation is carried out within the mineralized zone. This method is applied to mineralized zones of no less than 70° dip. Thus, blasted mineral falls by gravity to the draw level. The regularity of the stope panel allows the drilling of long, vertical and semi-vertical holes with an average stope height of 15 m. Design of the stope itself maximizes extraction of mineralized material while minimizing dilution and the development in waste rock.

Based on geotechnical analysis and the geometry of the stope, stopes of up to 40 m high are left open with support provided by a designed sill pillar. Vertical pillars are also designed in low grade areas to improve stability.

The Cut and Fill (C&F) mining method is quite versatile and is used when conditions are not amenable to long hole stoping:

●	The dip of the mineralized zone is greater than 50 degrees, but too shallow or variable for Long Hole Stoping;

●	The ground conditions of the wall rocks are too weak; and

●	The width of the mineralized zone is too thin, inconsistent, or irregular.

The selectivity of the method makes it suitable for mining remnant bodies that may be high value, but small. As well the use of trackless development allows the grouping of several smaller mineralized remnants to be mined efficiently with the same equipment.

16.2.3	Development

Development drifts and ramps are driven both manually with jackleg drills and mechanized with the use of drill jumbos. All mucking is with LHD’s. The specifications of standard development headings are shown in the following figures. The entire mine is trackless with ramp haulage.

16.3	Mine Equipment

The mine employs LHD’s to load trucks which haul the ore directly to the mill. Lateral development drilling is done by drill jumbos and jacklegs. Production drilling for the sublevel stoping is done using electric longhole drill rigs.

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17	Process Description / Recovery Methods

17.1	Introduction

The San Francisco Processing Plant uses conventional crushing, grinding and flotation to produce 3 concentrates: Lead, Zinc, and Copper. The plant can currently process up to 3,000 t/d of fresh feed, which is a blend of material from the Monte Mine, Carrizal Mine, and Limo De Toro Mine.

Feed from the separate mining areas is stockpiled separately at the mill facility. Blending is achieved by a loader combining stockpile material in the crusher feed hopper.

17.2	Plant Flowsheet

The San Francisco Processing Plant flowsheet follows a typical lead, copper, and zinc flotation circuit with a crushing circuit to reduce the mill feed size to a P80 of 3/8 inch. The feed is then ground in one of three primary ball mills to a feed size P68 of 75 µm, which is equivalent to a P80 of approximately 110 µm.

The feed is then conditioned in a conditioning tank and subjected to a lead copper bulk flotation. The lead/copper flotation tails reports to the zinc rougher circuit.

The lead/copper rougher concentrate is upgraded in a cleaner flotation circuit and then run through a lead-copper differential flotation circuit where the copper is depressed and the lead is floated to a final lead concentrate. The zinc rougher concentrate is cleaned in the zinc cleaner flotation circuit.

Each of the 3 concentrates reports to a separate concentrate thickener and filtration circuit. Each of the three concentrates are sold in bulk to smelters.

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The flowsheet can be seen in Figure 17-1.

Figure 17-1: San Francisco Processing Plant Flowsheet

Source: Carrizal Mining (2026)

17.3	Process Plant Description

17.3.1	Crushing

The crushing circuit consists of 24” x 36” primary jaw crusher. The crusher discharges onto a conveyor belt which discharges the product into one of three bins. The bins are discharged onto a conveyor belt via vibratory feeder to feed one of two vibratory screens.

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The crushing circuit screens are double deck screens. The oversize from the first deck reports to a hopper which feeds a Metso HP300 cone crusher, designated the secondary crusher. The lower deck oversize reports to the tertiary crusher, which is also a Metso HP300 cone crusher.

The screen undersize reports to one of three fine ore bins, which feed the grinding mills. The crushing circuit produces a particle size P80 of 3/8 inch.

17.3.2	Grinding

The grinding circuit consists of three single stage ball mills which operate in parallel to each other. The target grind size of each of the three grinding circuits is a P80 of approximately 110 µm, typically measured by the processing plant as 68% passing 75 µm.

The first grinding mill circuit consists of a 10’ 8” diameter by 11’ long ball mill with a 600 HP motor. The mill is in closed circuit with a cluster of 2 Krebbs D20 cyclones which run as one operating and one standby cyclone. The cyclones are fed by one of two 60 HP 8x6 SRL pumps.

The second grinding mill circuit consists of a 9’ diameter by 12’ long ball mill with a 500 HP motor. The mill is in closed circuit with a cluster of 2 Krebbs D20 cyclones which run as one operating and one standby cyclone. The cyclones are fed by one of two 60 HP 6x6 SRL pumps.

The third grinding mill circuit consists of a 10.5’ diameter by 14’ long ball mill with a 1100 HP motor. The mill is in closed circuit with a cluster of 2 Krebbs D20 cyclones which run as one operating and one standby cyclone. The cyclones are fed by one of two 75 HP 8x6 SRL pumps.

17.3.3	Lead/Copper Flotation

The grinding circuit product reports to the lead conditioner tank where MCM 8020 collector, “Mixtura”, and frother are added. “Mixtura” is a combination of zinc sulphate and cyanide solution.

The lead conditioner tank discharges into the lead/copper flash flotation cell. The flash flotation cell tailings reports to the rougher flotation cells which consist of 5 cells: two Wemco 300 cubic foot flotation cell and three Wemco 1000 cubic foot flotation cells.

The rougher concentrate from the first 2 rougher flotation cells reports to a single Denver 500 cubic foot cleaner flotation cell. The tailings from this cell reports to a pair of Denver 500 cubic foot flotation cells in series that act as a cleaner scavenger with the first of the two cells reporting to the cleaner cell and the second reporting to the feed of the first cleaner scavenger flotation cell. The tailings from the second cleaner scavenger cell reports to the middle of the rougher flotation bank.

The concentrate produced in the cleaner flotation, as well as the flash flotation cell concentrate, is sent to a series of seven copper lead separation flotation cells which consist of Denver 50 cubic foot flotation cells. The concentrate from the separation circuit reports to the lead concentrate thickener while the tails reports to the copper concentrate thickener.

The tailings from the rougher flotation cells reports to the zinc flotation circuit, which begins with 2 conditioning tanks where copper sulphate and additional frother are added.

17.3.4	Zinc Flotation

The lead/copper rougher tailings reports to a series of two conditioning tanks where copper sulphate, lime slurry, and additional frother are added to activate the zinc mineral sphalerite. The conditioning tanks discharge into the zinc rougher flotation circuit which consists of four Denver 300 cubic foot flotation cells and two Wemco 300 cubic foot flotation cells. The rougher circuit is followed by a series of four Wemco 300 cubic foot flotation cells which act as a rougher scavenger.

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The concentrate from the zinc rougher flotation circuit reports to the zinc cleaner circuit which consists of three stages of zinc cleaning. Each stage of cleaning consists of a single 500 cubic foot cleaner flotation cell. The concentrates from each of the stages reports to the next stage with the tailings from each stage reports to the stage before. The first cleaner cell tailings reports to the feed of the zinc rougher scavenger cells.

The concentrate from the third mechanical cleaner reports to a zinc cleaner flotation column where the final zinc concentrate is produced.

The tailings from the zinc rougher flotation circuit reports to the final tailings

17.3.5	Concentrates

The lead concentrate is thickened in a 20 foot diameter thickener and filtered by a pair of Clever MSR filter presses with 800 mm plates.

The copper concentrate is thickened in a 30 foot diameter thickener and filtered by a single Clever MSR filter press with 1200 mm plates.

The zinc concentrate is thickened in a 30 foot diameter thickener and filtered by a single 8’ x 10’ drum filter.

17.3.6	Tailings

The mine complex produces silver, lead, zinc, and copper from three separate concentrates. Mineralized material from the underground mines is trucked directly to the process plant for blending prior to processing. The plant is upstream of the TSF No. 9. However, flotation tailings are pumped to two water recovery thickeners before they ultimately gravity feed to the TSF. Tailings are separated at the main dam crest, using a hydrocyclone, into coarse and fine fractions. The cyclone underflow (coarse tailings fraction) is hydraulically placed as dam fill, following the downstream construction method.

There exist eight decommissioned TSFs all upstream of TSF No. 9. Figure 17-2 presents the plant and TSF locations.

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Figure 17-2: Plant and TSF Locations

Source: Carrizal Mining (2026)

TSF No. 9 is located north and downstream of the process plant (Figure 17-2). Previous TSFs (TSF No. 1, through 8) were constructed and operated between the process plant site and TSF No. 9 and are inactive. All storage areas are valley fill designs; Currently, TSF No. 9 is the only active facility at the site. TSF No. 9 was designed as a valley fill facility with two dams: North or Main and South or Back Dam. The Main and Back Dams were designed as cyclone tailings fill (underflow) and rockfill. Figure 17-3 and Figure 17-4 depict typical cross-sections for the Main and Back Dam. The buttress, at the North (Main) Dam downstream toe, was proposed after the slope stability analyses was completed (Ardici Tec Consultores, 2013). The entire facility is monitored with a series of Piezometers, monitoring wells, and survey controls.

TSF No. 9 is projected to reach full storage capacity in 2024, with plans for expansion currently in the design and permitting stage.

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Figure 17-3: North Dam Cross Section

Source: Carrizal Mining (2026)

Figure 17-4: South Dam Cross Section

Source: Carrizal Mining (2026)

The water collection and recovery system includes a seepage collection sump at the downstream toe of TSF No. 9 fed by designed TSF underdrains, and a sump between TSF No. 9 and TSF No. 7 which collects seepage from upstream and decommissioned facilities.

Surface water runoff is intercepted in engineered diversion channels and conveyed to the Drainage downstream of the Tailings Dam. Water from the San Miguel drainage itself is diverted via an underground tunnel below the Active TSF and discharges downstream of the tailings dam as well. Two reinforced concrete spillways are located, one in the middle of the basin called spillway 1 and the other close to the tail of the dam called spillway 2 and connected to the diversion tunnel. These structures are designed to preserve the minimum freeboard at both north and south dams.

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Figure 17-5: Site Hydraulic Infrastructure Layout

Source: Carrizal Mining (2026)

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18	Project Infrastructure and Services

Facilities for the Project are located at the Carrizal Mine, the San Francisco Processing plant, and in the town of Zimapan.

There are no facilities located at the Monte Mine.

Although each mine has small offices for local technical, safety, and supervisory teams, the main administrative, warehousing, and technical support facility is the La Llave camp located in Zimapan.

18.1	Carrizal and Monte Mines

Each mine is independently operated and has their own support infrastructure. Each has their own ramp entry and independent ventilation systems, with some benefits derived from the connecting haulage way which doubles as a ventilation conduit and pipeway for drilling and process water as needed.

Grid power is available at each portal, and each mine has dedicated substations. Compressed air is supplied to each mine from surface compressors located at each portal.

Figure 18-1 shows the location of facilities servicing the Carrizal Mine.

Figure 18-1: Site Layout, Carrizal Mine Facilities

Source: Carrizal Mining (2023)

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18.1.1	San Francisco Processing Plant

The San Francisco processing plant accepts feed via truck from both mines. It comprises crushing, grinding, flotation, and concentrate dewatering circuits as well as a preparation and assay laboratory and mine offices. The plant is situated at the southern and upstream end of a series of nine tailings storage facilities, eight of which have been decommissioned and the current active facility (No. 9), at the northern extent of the valley. The location of the tailings storage facilities is shown in Figure 18-2 relative to the El Monte underground workings, Portal, and San Francisco Plant.

Figure 18-2: Site Layout, Monte Mine, San Francisco Processing Plant and Tailings Pond

Source: Carrizal Mining (2023)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 18-2

A site layout drawing of the plant is provided in Figure 18-3.

Plant process water supply is a combination of groundwater sourced from the Monte Underground workings, and workings from an adjacent operator, as well as reclaim from the Tailings Storage Facility. Approximately 80% of process water is recovered for reuse.

Figure 18-3: Site Layout for San Francisco Processing Plant

INSTALACIONES PLANTA DE BENEFICIO
FLOTACION
1,107 m2
Tolvas
177 m2
TANQUES
ESPESADORES
Y
PILETAS
417 m2
MOLINOS
1 y 2
505 m2
FILTROS
739 m2
Area de
Embarques
863 m2
ALMACEN
41,3 M2
TORNO
61,0 M2
TALLER
MECANICO Y
SOLDADURA
97 M2
VESTIDORES
80 M2
COMEDOR
63 M2
OFICINAS
ADMINISTRATIVAS
150 M2
ALMACEN DE
REACTIVOS
158 M2
ALMACEN DE
BOLAS 18 M2
LABORATORIO
ALMACEN
Y
PREPARACION
DE
REACTIVOS
119 M2
LAMPISTERIA
56,7 m2
OFICINAS
ADMINISTRATIVAS
MINA MONTE
101 m2
SUBESTACION
ELECTRICA
48 m2
SUBESTACION
ELECTRICA
MOLINO 3
25 m2
MOLINO 3
135 m2
TOLVA
DE
FINOS
1000 TON
136 m2
ALMACEN
DE
CONCENTRADOS
315 m2
TORRE DE
TRANSFERENCIA
35 m2
CASA
SUBESTACION
ELECTRICA
TRITURACION
30 m2
TORRE
DE
TRANSFERENCIA
30 m2
TRITURACION
PRIMARIA Y
SECUNDARIA
463 m2
ALMACENAMIENTO
DE
GRUESOS
ALMACENAMIENTO
DE
MEDIOS
603 m2
TRITURACION
PRIMARIA
67,2 m2
TOLVA
DE
GRUESOS
30 m2
PATIO
Y=9,550
Y=9,500
SIMBOLOGIA
RECIPIENTES SUJETOS A PRESION
EXTINTOR
BOTIQUIN
SUBESTELEC.
TELEFONO
PUNTO DE REUNION
RUTA DE EVACUACION
CIRCULACION VEHICULAR
PLANTA DE BENEFICIO
SEPTIEMBRE 2023
ESCALA: S / E
RUTA DE EVACUACION
PLANTA DE BENEFICIO

Source: Carrizal Mining (2023)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 18-3

18.1.2	Photos of Mine and Plant Infrastructure

Some photographs of the mine and processing plant infrastructure have been included as Figure 18-4.

Figure 18-4: Photos of the Zimapan Infrastructure

Photo 1 – El Monte Mine portal.	Photo 2 – Carrizal Mine portal.
Photo 3 – San Francisco Plant.	Photo 4 – Crushing and conveyor circuits.
Photo 5 – Ball mil #1 & #2	Photo 6 – Pb-Cu flotation and conditioner tanks.

Source Santacruz (2025)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 18-4

19	Market Studies and Contracts

19.1	Market Studies

No market studies have been completed for the project at this time. All commodities produced by the mine are regularly sold on vast international markets and the operation has existing smelting agreements to ensure continued product sales.

19.2	Smelting

The mine produces three saleable concentrates: copper, lead, and zinc. All are sold to Trafigura Mexico, S.A. de C.V. Each product is sold under a unique contract.

19.3	Metal Prices

The copper, zinc, silver and gold price used for mine planning purposes were selected based on the CIBC Consensus Forecast Summary from December 1, 2025, as shown in Table 19-1. It should be noted that metal prices are highly variable, driven by complex market forces, and are extremely difficult to predict.

Table 19-1: CIBC Consensus Metal Prices

Metal	Units	2025	2026	2027	2028	LT
Copper	$/lb	4.94	5.34	5.41	5.37	4.87
Silver	$/oz	37.53	45.20	42.80	40.03	36.90
Lead	$/lb	0.98	1.01	1.03	1.04	1.01
Zinc	$/lb	1.25	1.25	1.25	1.24	1.22

Source: CIBC (2025)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 19-1

20	Environmental Studies, Permitting and Social or Community Impacts

20.1	Environmental

Santacruz has a dedicated team whose priority is the environment and its management and ensuring compliance with the legal statutes set by municipal, state and federal governments. This is achieved through an Environmental Management System (EMS), which is based on continuous improvement sitewide and seeks to balance economic, environmental, and social aspects of the operation. The System is based on the ISO 14001:2015 standard and covers all operational areas of Carrizal Mining, as well as each of the stakeholders.

In accordance with Form 43-101F1 of NI 43-101, this item presents the reasonably available information on environmental, permit, and social or community factors related to the project operated by Carrizal Mining, S.A. de C.V., Located at Ex Hacienda La Llave street, no number, La Llave neighborhood, C.P. 42336, municipality of Zimapán, state of Hidalgo, Mexico.

Project activities are subject to the following federal legal framework on environmental matters:

●	General Law of Ecological Equilibrium and Environmental Protection (LGEEPA) and its Regulations on Environmental Impact Assessment (REIA);

●	General Law for the Prevention and Integral Management of Waste (LGPGIR) and its Regulations;

●	National Waters Law (LAN) and its Regulations, administered by the National Water Commission (CONAGUA);

●	Regulations of the LGEEPA on Prevention and Control of Atmospheric Contamination;

●	NOM-157-SEMARNAT-2009 — Elements and procedures for implementing mining waste management plans;

●	NOM-141-SEMARNAT-2003 — Characterization, specifications and criteria for tailings dams;

●	NOM-001-SEMARNAT-2021 — Maximum permissible limits for contaminants in wastewater discharges to national receiving bodies; and

●	Indigenous and Tribal Peoples Convention, 1989 (No. 169), and the Mining Law on prior consultation.

20.1.1	Highlights

●	Energy savings of 2.97 kWh/TMS;

●	Zero sanctions for environmental non-compliance;

●	Zero environmental incidents;

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 20-1

●	Zero formal environmental complaints;

●	Recovery of 80% of process water;

●	Continuation of the process of installing solar cells; and

●	No discharge of process water.

Within the framework of this plan, we have established and implemented the environmental policy, which establishes the commitment of senior management to the implementation and improvement of our environmental management system: efficient use of water and energy, monitoring of greenhouse gases, proper management of waste generated, as well as ensuring strict compliance with legal requirements and standards of environmental care.

20.1.2	Implement of the EMS

●	Plan: The identification, evaluation and prioritization of environmental aspects are carried out. The environmental objectives and indicators, along with the programs and activities for their timely completion;

●	Do: Everything planned in the previous stage is executed, allocating all resources necessary for their fulfillment. (financial, material and human);

●	Verify: Internal and external audits are carried out that allow evaluation of performance. In the same way a record, measurement, monitoring, and analysis is maintained of the environmental indicators, to compare results of compliance with the environmental objectives and the findings of the audits carried out (legal compliance is included); and

●	Act: Finally, procedures are implemented to reduce any non-conformities or shortfalls. This system allows preventive and corrective actions and continuous improvement of the management system.

The Mines at Zimapan have been operating continuously for many decades under various owners and operators. The matrix of environmental responsibilities is dictated by local and national legal requirements as well as international best practice. Specific third-party Environmental Studies are limited to environmental considerations for the submission and award of the Environmental Impact Manifest (MIA) No. 32/MP-0170/01/13 and subsequent Land Use License No. 13/DS-0294/03/17 authorizing operation and modification of the remaining 26% of tailings dam No. 9. The authors are unaware of any known environmental issues that are considered current that would impact the exploration, development and extraction of minerals on the Property.

Permits acquired by Carrizal Mining to undertake mineral extraction and processing activities are limited to the Operating License No. 84001, which is currently in good standing with SEMERNAT. The Operating License is supplemented by Tailings Dam Management Plan No. 13-PMM-I-0143-2015 and Hazardous Waste Management Plan No. 13-PMG-2871-2018. While a bond(s) related to the future reclamation of past and present mining activities have not been required by SEMARNAT, Carrizal Mining has paid the Mexican Forest Fund MEX $947,578.32 to be allocated to the reforestation, restoration and maintenance activities in an area of 35.75 hectares of state forest in relation to Land Use License No. 13/DS0294/03/17.

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 20-2

Table 20-1: Environmental Aspects Addressed in Santacruz Environmental Program

Environmental Aspect	Risk	Law / Regulations	Category / Article
Municipal solid waste generation	Soil and/or water contamination	General Law for the Prevention and Integral Management of Waste	Waste / Art 10
	Poor disposal of special handling waste	NOM-161-SEMARNAT-2011	Waste
*Generation of Special Handling Waste	Poor disposal of special handling waste	Law for the protection of the environment of the state of Hidalgo	Waste/Article 157
Hazardous Waste Generation	*Improper disposal of hazardous waste, Spillage of reclaimed water Spill of hazardous waste	NOM-052-SEMARNAT-2012	Waste
Final Disposal of Flotation Tailings in Tailings Dam.	Tailings spillage or overflow	NOM-141-SEMARNAT-2003	Waste
	Poor arrangement and handling of float tailings	NOM-157-SEMARNAT-2009	Waste
Construction, Operation and Maintenance of the Tailings Dam	Environmental impact	General Law of Ecological Balance and Environmental Protection	Environmental Impact / Chapter III Sect. V
Construction of BDD spreadsheet and maneuvering yard for direct mining exploration	Environmental impact	NOM-120-SEMARNAT-2011.	Impacto Ambiental
Water Usage	Particles suspended in water due to drilling, Fines, penalties, water pollution	National Water Law	Waters
Water Usage, Wastewater Generation	Suspension of water supply	Federal Bill of Rights	Consumption of Natural Resources / Article 1

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 20-3

Environmental Aspect	Risk	Law / Regulations	Category / Article
Water Usage	Particles suspended in water by boring / Residual discharge with contents above LMP	NOM-001-SEMARNAT-1996	WATER

Emissions to the atmosphere (gases, dusts and/or vapours)	Impact on the atmosphere	Regulations of the General Law of Ecological Balance and Environmental Protection on the prevention and control of pollution of the atmosphere	Air Emissions / ART 13; Section II
Use of electrical energy / Emissions to the atmosphere (vehicles)	Emission of Compounds and Greenhouse Gases	General Law on Climate Change and Regulations	Emissions to the air / Art 87 Chapter VIII
Electrical Power Usage	Incidents or Accidents	NOM-029-STPS-2011	Security / Energy
	Greenhouse Gas Emissions/Fines, Penalties	Electricity Industry Law/Network Code Resolution	Network Code Resolution
Lightning	Fire	NOM-022-STPS-2015	Security / Energy
Local ventilation of the laboratory (evacuation of produced fumes).	Emission of toxic gases	NOM-043-SEMARNAT-1993	Air emissions
Land Use in Forest Land	Land Use Violation	Regulations of the General Law on Sustainable Forestry Development	Consumption of Natural Resources / ART. 120, 121, 122 AND 123
Chemical Handling	Minor and severe injuries to exposed personnel	NOM-005-STPS-1998	Safety / Hazardous Substances
Use of Chemicals	Maximum permissible limits within the working environment	NOM-010-STPS-1999	Salud
Chemical Handling	Failure to identify lines containing hazardous chemicals, evacuation routes, or assembly points	NOM-026-STPS-2008	Safety
Storage of hazardous chemicals	Reactivity due to incompatibility	NOM-054- SEMARNAT-1993	Waste
Herding of species, felling and clearing	Excessive logging and exploitation of protected species	NOM-059-SEMARNAT-2010	Natural resources
Noise generation (by machinery)	Physical and psychological disorders in the human body.	NOM-081-SEMARNAT-1994; IRMA cap. 4.4	Air emissions
Activities in Underground Mine.	Hazardous Chemical Spill / Explosion / Emergencies / Collapse, Collapse and/or Subsidence	NOMO-023-STPS-2012	Safety

Source: Santacruz (2025)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 20-4

20.2	Environmental Studies and Known Issues

The project has been duly filed for environmental impact assessment before the Secretariat of Environment and Natural Resources (SEMARNAT), the federal authority responsible for establishing national environmental policy, evaluating environmental impact assessments, and granting permits for projects with potential environmental effects. All required authorizations have been obtained for the construction and operation of Tailings Dam No. 9, the primary facility for the disposal of flotation tailings.

Environmental baseline and impact studies identified key management priorities, including: proper handling and disposal of flotation tailings; control of air emissions from beneficiation activities; integrated management of hazardous and special waste streams; and ensuring the quality of wastewater discharges to receiving bodies.

At present, no environmental liabilities or constraints have been identified that could materially impact the Company’s ability to exploit the approved mineral resources. The Company operates in compliance with applicable environmental regulations and is subject to routine inspections by the Federal Attorney for Environmental Protection (PROFEPA), the federal enforcement agency responsible for verifying compliance with environmental legislation and applying corrective measures or sanctions where necessary.

20.3	Permitting

In December 1999, the “Dirección General de Ordenamiento Ecológico e Impacto Ambiental” (DGIRA) approved the environmental impact study for TSF No. 9 for 5 years. In 2005, the approval was extended for an additional 5 years. In May 2013, after a site inspection completed by the “Procuraduría Federal de Protección al Ambiente” (PROFEPA), the Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) authorized TSF No. 9 Environmental Impact Manifest (MIA) for 12 years. Licenses and permits associated with the TSF include:

●	MIA No. 32/MP-0170/01/13 and subsequent Land Use License No. 13/DS-0294/03/17 authorizing operation and modification of the remaining 26% of TSF No. 9;

●	TSF Management Plan No. 13-PMM-I-0143-2015; and

●	Hazardous Waste Management Plan No. 13-PMG-2871-2018.

20.3.1	Environmental Impact Authorization – Tailings Dam N° 9

Through Official Letter No. 133.02.02/185/2013/131298, dated May 17, 2013, the Secretariat of Environment and Natural Resources (SEMARNAT), through its Federal Delegation in the State of Hidalgo—responsible for implementing national environmental policy at the state level and evaluating environmental impact authorizations—approved the environmental impact of the project titled “Operation of the remaining 26% of Tailings Dam No. 9.” This authorization covers the construction and operation of the remaining portion of the dam, located approximately 2.5 km northeast of Ranchería San Francisco, in the municipality of Zimapán, Hidalgo. The original authorization established a 12-year term for the site preparation and operation stages, ending on June 20, 2025.

Subsequently, through Official Letter No. 133.03.01.087.2025 dated November 25, 2025, the SEMARNAT Representative Office in the State of Hidalgo resolved to grant a term extension for an additional six (6) years. As a result, the Second Term of the original resolution was modified, establishing that the operational phase of the project commenced on June 20, 2025 and will conclude on June 19, 2031. The authority further determined that the approved extension does not require the submission of a new Environmental Impact Statement (Manifestación de Impacto Ambiental), provided that all activities remain consistent with those authorized under the original 2013 resolution.

Table 20-2: Current Environmental Impact Authorization – Tailings N°9

Field	Detail
Issuing Authority	SEMARNAT Representative Office in the State of Hidalgo
Original Letter No.	133.02.02/185/2013/131298
Original Authorization Date	May 17, 2013
Project Key	13HI2013MD006
Extension Letter No.	133.03.01.087.2025 (Logbook: 13/DG-0184/05/25)
Extension Date	November 25, 2025
New Validity	June 20, 2025 — June 19, 2031
Extension Granted	6 additional years
Authorized Project	Operation of remaining 26% of Tailings Dam No. 9

Source: Santacruz (2025)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 20-5

20.3.2	Operating License (Atmospheric Contamination Control)

Carrizal Mining, S.A. de C.V. holds Operating License No. 84001, issued by the Secretariat of Environment and Natural Resources (SEMARNAT), through its Federal Delegation in the State of Hidalgo, within the scope of atmospheric emissions prevention and control. SEMARNAT is the federal authority responsible for environmental regulation, including the permitting and oversight of air emissions from industrial sources in Mexico.

In accordance with Article 18 of the Regulations of the General Law of Ecological Balance and Environmental Protection (LGEEPA) on Atmospheric Pollution Prevention and Control, the license has indefinite validity and applies to all emission sources associated with the facility.

The license has been updated on four occasions to reflect changes in operational conditions, infrastructure, and production capacity, as summarized below.

●	First update (LF-04/13/084/001/ACT/2005): April 29, 2005;

●	Second update (LF-04/13/084/002/2008): June 27, 2008. Installed production capacity established as follows: lead concentrates (2,250 t/month), zinc concentrates (6,875 t/month), and copper concentrates (1,250 t/month);

●	Third update (Official Letter No. 133.02.01/128/2012, File No. 121806): July 17, 2012. Corporate name updated from Minera Nuevo Monte / Minera Cedros to Carrizal Mining, S.A. de C.V.; and

●	Fourth update (Official Letter No. 133.02.01.0018.2019, Logbook No. 190159): January 23, 2019. Authorization granted to increase copper concentrate production capacity from 1,250 t/month to 2,000 t/month, with no modifications to lead and zinc production levels.

Table 20-3: Operating License – Carrizal Mining

Field	Detail
License No.	84001 (NRA: CMIMK1308411)
Issuing Authority	SEMARNAT — Federal Delegation in Hidalgo
Validity	Indefinite
Authorized Lead Concentrates	2,250 t/month
Authorized Zinc Concentrates	6,875 t/month
Authorized Copper Concentrates	2,000 t/month
Last Update	January 23, 2019 (4th update)
Last Update Letter No.	133.02.01.0018.2019

Source: Santacruz (2025)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 20-6

20.3.3	Mining Waste Management Plan Registration (Flotation Tailings)

Through Official Letter No. DGGIMAR.710/007801, the Secretariat of Environment and Natural Resources (SEMARNAT) granted Carrizal Mining, S.A. de C.V. the Mining Waste Management Plan Registration No. 13-PMM-I-0143-2015, valid for 16 years, in accordance with NOM-157-SEMARNAT-2009.

The plan covers flotation tailings disposed of in tailings dams in compliance with NOM-141-SEMARNAT-2003. It includes operational controls, recovery technologies, and an environmental emergency plan.

The Company must update the registration when operational changes occur and ensure engineering and maintenance practices that guarantee the stability of the tailings facility during operation and closure.

Table 20-4: Tailings Management Plan Authorization

Field	Detail
Registration No.	13-PMM-I-0143-2015
Official Letter	DGGIMAR.710/007801
Registered Waste	Flotation tailings
Disposal Standard	In-situ in tailings dams (NOM-141-SEMARNAT-2003)
Validity	July 2031

Source: Santacruz (2025)

20.3.4	Record of the Hazardous Waste Management Plan

Carrizal Mining, S.A. de C.V. holds Hazardous Waste Management Plan Registration No. 13-PMG-I-2871-2018, issued by the General Directorate of Integral Management of Materials and Hazardous Activities (DGGIMAR) of the Secretariat of Environment and Natural Resources (SEMARNAT), the federal authority responsible for regulating hazardous waste management under the General Law for the Prevention and Integral Management of Waste (LGPGIR) and applicable Official Mexican Standards (NOMs).

The registered plan identifies the hazardous waste streams generated by the operation, including their physical characteristics, hazard classification, and annual generation volumes, as summarized in Table 20-5.

Table 20-5: Amount of Hazardous Authorized in the Management Plan

Waste Name	Physical State	Hazard	Annual Quantity (kg)
Spent hydraulic oil	Liquid	Toxic	24,840
Oil-impregnated rags, tow and filters	Solid	Toxic	14,450
Hydrocarbon-contaminated soil	Solid	Toxic	4,750
Grease	Solid	Toxic	2,100
Fluorescent and mercury vapor lamps	Solid	Toxic	90
Batteries	Solid	Toxic, Corrosive	10
Drums and containers with hazardous substances	Solid	Toxic	1,120

Source: Carrizal Mining (2026)

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 20-7

External management of hazardous waste is carried out through authorized service provider companies with the following final destinations: co-processing (hydraulic oil, rags, tow, grease, and drums), treatment (hydrocarbon-contaminated soil and batteries), and confinement (fluorescent and mercury vapor lamps).

20.3.5	Special Management Waste (SMW) Management Plan Registration

Carrizal Mining, S.A. de C.V. holds a Special Management Waste Management Plan Registration issued by the Secretariat of Environment and Natural Resources (SEMARNAT), the federal authority responsible for regulating waste management under the General Law for the Prevention and Integral Management of Waste (LGPGIR) and its Regulations.

This registration covers industrial-origin waste generated by beneficiation plant operations that does not exhibit hazardous characteristics as defined under CRETIB criteria (Corrosive, Reactive, Explosive, Toxic, Flammable, or Biological-Infectious) but nonetheless requires controlled and integral management.

20.3.6	Water Concessions and Federal Zones (CONAGUA)

20.3.6.1	National Waters Concession Title

The company holds the Concession Title for the exploitation, use, or utilization of national waters issued by the National Water Commission (CONAGUA), covering both the extraction of national waters for the mineral beneficiation process and the discharge of wastewater to the receiving body. The authorized specific discharge conditions are shown in Table 20-6.

Table 20-6: Water use and wastewater discharge concession title

Field	Detail
Issuing Authority	CONAGUA
Hydrological Region	26 Panuco
Hydrological Basin	526 Moctezuma River 1
Channel / Receiving Body Type	Direct tributary — Type A Rivers
Municipality / State	Zimapan, Hidalgo
Coordinates (discharge point)	Lat. North: 20° 43' 53.0072" / Long. West: 99° 22' 46.0010"
Authorized Annual Discharge Volume	2,865.2500 m³/year
Discharge Regime	365 days/year — 24 hours/day
Applicable Quality Standard	NOM-001-SEMARNAT-1996

20.3.6.2	Federal Zone Concession Titles

The company holds Federal Zone Occupation and Use Titles issued by CONAGUA, covering the use of federal lands adjacent to national waterways and water bodies necessary for project infrastructure. The titles are subject to the general conditions for exploitation, use, or utilization of federal zones under the National Waters Law, including the obligation to remove facilities at the end of the concession and to carry out only the works approved by the Commission.

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20.3.6.3	Tailings Dam No. 9 Concession Title

Tailings Dam No. 9 has its own Concession Title issued by CONAGUA, granting use rights for the storage of flotation tailings and hydraulic operation of the dam, subject to compliance with hydraulic safety standards and maintenance and operation obligations established by the Commission

20.3.6.4	Waste Management, Site Monitoring and Water Management

The disposal of flotation tailings is carried out in a controlled manner in Tailings Dam No. 9, in accordance with the construction, operation, and post-operation specifications established in NOM-141-SEMARNAT-2003. The company is obligated, throughout the project lifecycle, to have engineering and maintenance specifications ensuring the physical stability of the deposit, as well as to implement the environmental emergency action plan included in the Mining Waste Management Plan.

In terms of water management, the company operates under a closed hydraulic circuit, so no process water discharges are made.

For the post-operation and closure stage of the tailings dam, the Mining Waste Management Plan establishes in-situ final disposal actions, with the stabilization and monitoring mechanisms required by regulations. The costs associated with site closure and remediation are part of the company’s obligations as a condition of the environmental impact resolution

20.3.6.5	Summary of Current Regulatory Instruments

The following table consolidates the complete set of current environmental permits, authorizations, and registrations supporting the operation of the Nuevo Monte Mining Project.

Table 20-7: Environmental Authorizations of Carrizal Mining

Instrument	Number / Reference	Issuing Authority	Validity / Status
Environmental Impact Authorization — Tailings Dam No. 9	Letter 133.02.02/185/2013/131298 (Original 2013) + Extension 133.03.01.087.2025	SEMARNAT / Rep. Office Hidalgo	VALID until Jun 2031
Operating License (Atmosphere)	LF No. 84001 — 4th Update (Jan 2019)	SEMARNAT / Federal Delegation Hidalgo	VALID — Indefinite
Mining Waste Mgmt. Plan (Tailings)	No. 13-PMM-I-0143-2015	SEMARNAT / DGGIMAR	VALID (16 years)
Hazardous Waste Mgmt. Plan	No. 13-PMG-I-2871-2018	SEMARNAT / DGGIMAR	VALID
Special Mgmt. Waste Plan	Registered with SEMARNAT	SEMARNAT	VALID
National Waters Concession Title	CONAGUA — Moctezuma R. Basin	CONAGUA	VALID
Federal Zone Title(s)	Federal Zone Occupation	CONAGUA	VALID
Tailings Dam No. 9 Concession	Dam No. 9 Concession Title	CONAGUA	VALID

20.3.7	Social and Community

There exist many local communities and Ejidos in the mining area as well as along the haulage routes to and from the mines. Each of these groups is a stakeholder in the operations of the mine and is dealt with accordingly. The operation is structured in such a way that separate contracts can be awarded for specific aspects of operations. In this way, the value of the deposit can be shared with the communities by creation of employment or small business opportunities. The level of negotiation required to equitably award contract work in this way is considerable and constant. However, the rewards are great for the operation and the Local Communities. Table 20-8 summarizes the local populations and their proximity to the operation.

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 20-9

Table 20-8: Communities Adjacent to Zimapan Operations

Community		Santacruz Facility/Distance		Population	Notes
Verdosas	Ejido Benito Juárez	Mina Monte	1.60 km	5
Tadhé	Ejido Tadhé	Mina Monte	2.35 km	100
San Francisco	Ejido San Francisco	Planta Beneficio	183.83 m	40
Mezquite Primero	Ejido Yerbabuena segunda	Planta Beneficio	7.66 km	44	Comunidad Indígena
Iglesia Vieja	Iglesia vieja	Planta Beneficio	5.46 km	12
El Sabino	El Sabino	Planta Beneficio	4.67 km	2
Xhodé	Ejido Xhodé	Planta Beneficio	3.43 km	50	Comunidad Indígena (INPI)
Garabatos		Planta Beneficio	12.5 km	165
San Cristóbal	Ejido Benito Juárez	Mina Carrizal	4.20 km	35
San Felipe	Ejido Benito Juárez	Mina Carrizal	1.29 km	29
Detzaní	Ejido Benito Juárez	Mina Carrizal	7.13 km	842	Comunidad Indígena
Dedhó	Ejido Benito Juárez	Mina Carrizal	3.49 km	61
El Barrón	Ejido Benito Juárez	Mina Carrizal	5 km	142	Comunidad Indígena
San Andrés	Ejido Benito Juárez	Mina Carrizal	3.57 km	55	Comunidad Indígena

Source: Santacruz (2025)

Zimapan is currently and historically a district dominated by mining, and support of the mining industry. Local mining expertise and talented workers are available from this close-knit community. Approximately 95% of the workforce is from Zimapan, with 5% living in surrounding towns and commuting to the operations on some agreed schedule. Santacruz owned housing is available for commuting employees in Zimapan.

Santacruz Silver also initiates programs to directly help the communities affected by the mining operations with biannual health visits with a company medical team, to help monitor and improve health and wellbeing in the communities, including nutritional education. The visits also serve as an opportunity to educate the communities on the mine operations and solicit input from the communities on the impacts of the operations on their lives and how Santacruz might help to mitigate the negative and understand the positive.

Stakeholders are groups, organizations, or individuals who may be affected by mining operations, products or services of the company and vice versa. They can be internal or external, for this reason, active participation by listening to their opinions, expectations and suggestions, strengthens not only the interaction, but the ties of trust that allow us to maintain our social license

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20.4	Communities

An Ejido is an area of communal land used for agriculture in which community members have usufruct rights rather than ownership rights to land, which in Mexico is held by the Mexican state. These ejidos may be worked by one or more communities. Ejido Benito Juárez is the largest in the state of Hidalgo and is inhabited by several communities in the area of influence of Santacruz’ operation.

Santacruz works with four ejidos: Tadhé, Xhodé, San Francisco and Benito Juárez, each which are represented by their own governing body. To foster a good relationship, the social management system seeks to sustainably promote the development of communities to establish a positive reputation and lasting legacy in our operating environment. To this end, we provide tools in education, health and environmental care so that communities are self-managers in both infrastructure and economic growth projects.

The main objective of the system and its tools is to maintain the long-term social license that allows us to establish ourselves as the leading mining company in the municipality by contributing value to each stakeholder and improve the quality of life to communities in a sustainable way. Within our management system, a mechanism of direct communication with affected communities allows the gathering of information such as health indicators, education, housing and basic services. In 2022, at least one scheduled visit was made to each of the 14 priority communities. Active listening was practiced during these visits and areas of opportunity were identified for cooperative solutions.

Our community principles:

●	Maintain respectful and independent relationships with communities through the delivery of timely, accessible, truthful, and transparent information;

●	Recognize vulnerable groups and reiterate commitment to maintain accessible, inclusive, and transparent processes;

●	Show respect for diversity and cultural heritage, traditions, uses and customs;

●	Treat our stakeholders with dignity and respect;

●	Promote the rights of indigenous peoples and communities in accordance with national legislation and international guidelines; and

●	Generate efficient and accessible communication with indigenous communities, promoting dialogue and exchange of ideas.

It was found that the highest priority need for most of the communities is the lack of fresh water and sewage systems. In response, Santacruz has been working since 2018 with Local representatives and Government agencies on projects that improve their supply of water and establish septic systems.

Also, education was found to be a priority to the communities. All communities have built preschool and primary schools, however, some have lost registration, lack teachers, and are no longer active. This is the case in the communities of San Francisco, Tadhé, San Cristóbal, and Dedhó. This causes families to migrate to municipal area of Zimapán for their children to continue their studies.

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The rights of indigenous peoples is also a priority. According to the annual report on the situation of poverty and social lag (2022) of the Welfare Secretary, the municipality of Zimapán has an indigenous population of 8,292 people, who are distributed in 31 communities that speak Otomi and Nahuatl in some areas. Of the 14 communities affected by Santacruz’ operation, 3 are indigenous; Barron, Detzani and Xodhé.

As part of Santacruz’ commitment to the communities. We seek to unite ties with entities that, like us, seek to generate positive legacies for the inhabitants. Such are the following cases:

1)	Environmental monitoring and maintenance through community involvement;

2)	Second Stage Tadhé Well - Tadhé is located 2.35 km from our operations and does not have clean drinking water or sewage systems available. In 2021, the “Solar well pumping system” project began and continued into 2022. Santacruz purchased equipment and lent construction equipment to install power for wells and septic systems which were cooperatively built with and for the community;

3)	Installation of autonomous photovoltaic system at Mesquite Primero - like other communities in the municipality, Mesquite Primero lacks basic services, such as water, drainage, electricity and road access. Despite the difficulties, currently 17 families live this community, and they want to stay there. The community has a one room school for the seven children living there and a single teacher. The students walk approximately one hour each way to the school.

In collaboration with Santacruz, they designed an autonomous photovoltaic power system, which was installed in the school. The teacher now has the opportunity to carry out audiovisual activities or artistic works that strengthen children’s education in both Spanish and their mother tongue, hñähñú;

4)	Contracted Environmental Services with matching Payment Mechanisms program through Concurrent Funds (MLPSA-FC) of CONAFOR, with 180 hectares of Ejido Las Adjuntas and 320 hectares of the Ejido Yerbabuena Segunda. The company committed to providing support annually for 100,000 pesos for two years, which matched by CONAFOR is the equivalent of 200,000 pesos annually that will be distributed among the two ejidos according to the assigned surface area; and

5)	Risk prevention training - Most of the communities with which the company operates are located between 20 and 40 minutes by vehicle from emergency services. Furthermore, they do not have public transportation or a network that allows them to communicate immediately in case of an emergency. In this context Carrizal, through his areas of risk prevention, health prevention and the social responsibility team, makes scheduled visits to provide training in first aid, risk prevention at home and even firefighting. The objective is that, in case they must face any risk situation, people have the basic tools to provide the first response, before help arrives.

20.4.1	Social Management System

Carrizal Mining has a formal Social Management System, structured in four cyclical stages: Planning, Execution, Verification, and Continuous Improvement. This system is applied with each community in the area of influence and allows for the identification of needs, addressing social risks from the source, and building long-term relationships.

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Planning: definition of the zone of influence with level of impact of operations, identification of key social actors, project start diagnosis, social risk assessment, and development of the community relations plan.

Execution: dialogue, consultation, and disclosure forums; community development initiatives; open doors and request reception; productive projects; emergency situation drills; service caravans; and complaint handling.

Verification: surveys, evaluations, and reports; control and follow-up of requests; impact assessment; and complaint handling results.

Continuous improvement: document control, indicator analysis, internal and external audits, and improvement actions.

20.4.2	Social Responsibility Policy and FPIC Procedure

The company has two formal instruments governing its community engagement:

●	Social Responsibility Policy: Establishes the institutional commitment to maintain respectful and independent relations with communities through the delivery of timely, accessible, truthful, and transparent information; recognizing vulnerable groups; and ensuring accessible, inclusive, and transparent processes. Its activities include community forums and meetings, accompanying water sampling in nearby streams, scheduled community tours, training, and development projects;

●	Free, Prior and Informed Consent (FPIC) Procedure: Based on ILO Convention 169 and the Mining Law, this procedure establishes the consultation process with communities before initiating any project or activity that generates direct or indirect impacts. The process contemplates: project definition, identification of the community or ejidal area, analysis of the presence of indigenous peoples, socialization with leaders, formal project presentation, start of the consultation process, explanation of consequences, formalization of pre-agreements and commitments, processing of corresponding permits, progress reports, and closing meeting with authorities and community; and

●	The fundamental principles of FPIC are: Free (without pressure or conditions), Prior (before any decision, authorization, or execution), and Informed (with clear information about the project and its consequences).

20.4.3	Social Investment and Beneficiaries 2025

During 2025, Carrizal Mining made social investment in the communities of the area of influence totaling US$118,741.05, distributed as follows:

Table 20-9: Investment in Ejidos within the direct area of influence

Community / Ejido	Community Support ($)	Productive Dev. ($)	Education ($)	Traditions & Social Activities ($)
Ejido Benito Juárez	24,650.01	—	217.22	5,088.46
Ejido San Francisco	18,567.00	—	—	—
Ejido Xhodé	19,875.75	—	—	—
Ejido Tadhé	17,778.92	1,490.55	—	—
Other communities	26,542.63	—	—	4,530.51

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The indirect beneficiaries of social investment programs during 2025 total 8,245 people, broken down by component as follows:

Table 20-10: Direct Beneficiaries By Projects in Communities within the Direct Area of Influence

Component	No. of Projects	Total Beneficiaries	Men	Women
Community Support	3	2,542	1,192	1,350
Productive Development	1	3	0	3
Education	9	3,702	1,785	1,917
Traditions and Social Activities	5	1,998	961	1,037
Total	18	8,245	3,938	4,307

20.4.4	Mine Closure, Remediation and Recovery

The conditions of the environmental impact resolution (Official Letter 133.02.02/185/2013/131298 and its 2025 extension) establish that Carrizal Mining, S.A. de C.V. is solely responsible for ensuring the execution of all mitigation, restoration, and control actions for environmental impacts attributable to the development of project works and activities. In the event that works and activities put biotic or abiotic resources of the site at risk, SEMARNAT may demand the suspension of activities and implement compensation programs.

The Mining Waste Management Plan (No. 13-PMM-I-0143-2015) establishes obligations regarding post-operation of the tailings dam, including compliance with the NOM-141-SEMARNAT-2003 criteria for closure and post-closure stages. The company must maintain the physical stability of the deposit and uphold the required engineering specifications throughout the entire lifecycle of the dam, including post-operation.

The specific closure and remediation costs will be quantified in the project’s economic analysis (Item 21), in accordance with the obligations established in the current environmental regulatory instruments.

20.4.5	Conclusions

Carrizal Mining, S.A. de C.V. holds all required permits, licenses, authorizations, and environmental registrations in accordance with applicable Mexican legislation for the Project. Key regulatory instruments include: the environmental impact authorization for Tailings Dam No. 9, with validity extended through June 19, 2031; Operating License No. 84001 for atmospheric emissions control, with indefinite validity; the Mining Waste Management Plan Registration No. 13-PMM-I-0143-2015 and Hazardous Waste Management Plan Registration No. 13-PMG-I-2871-2018; as well as concession titles for national waters and federal zones issued by the National Water Commission (CONAGUA), the federal authority responsible for water resource administration and hydraulic infrastructure regulation in Mexico.

Based on the information reviewed, no environmental liabilities, regulatory contingencies, or compliance gaps have been identified that could reasonably be expected to materially affect the continuity of operations or the extraction of authorized mineral resources.

From a social perspective, the Company maintains an active and structured presence across 14 communities within its area of influence, including five Indigenous communities formally recognized by the National Institute of Indigenous Peoples (INPI), the federal institution responsible for the promotion and protection of Indigenous peoples’ rights in Mexico.

The Company has implemented formal governance mechanisms for community engagement, including a Social Management System, a Social Responsibility Policy, and a Free, Prior, and Informed Consent (FPIC) Procedure aligned with the principles of International Labour Organization Convention 169. These instruments provide a structured framework for stakeholder engagement, risk mitigation, and social performance management.

During 2025, the Company executed social investment programs totaling US$118,741.05, generating indirect benefits for approximately 8,245 individuals within the area of influence. No active social conflicts or material community-related risks have been identified that could compromise the Project’s social license to operate.

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21	Capital and Operating Costs

21.1	Capital Costs

The Zimapan Operation has been in continuous operation for many years. There will be, as the reserve is expanded and developed, the need for step changes in mine access, production or haulage methods, that may require large capital outlays. These will be financially justified as needed. However, the capital needs for continued operation to exploit the remaining reserves is limited to Primary mine development, Capital equipment rebuilds and replacements, and Tailing Storage Facility expansions.

The actual capital expenditure for 2025 and the projected budget for the next five years is shown in Table 21-1.

Table 21-1: Capital Cost Requirements

	Actual	Budget	Projection
	2025	2026	2027	2028	2029	2030
Long-term infrastructure	6,619,659	8,549,651	5,262,872	3,481,660	2,589,497	1,635,767
Overhaul	1,384,514	600,072	369,384	244,366	181,748	114,809
Exploration BDD	451,418	-	101,956	106,034	110,275	110,534
Eq Mine-Plant Investment	6,473,854	2,938,550	1,808,871	1,196,661	890,021	562,220
Total	14,929,444	12,088,273	7,543,082	5,028,722	3,771,541	2,423,330

Source: Santacruz (2025)

Recurring exploration and primary development costs have been included in the COG calculations to better anticipate and account for total costs and make the COG more meaningful for reserve estimation and mine planning.

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21.2	Operating Costs

Costs used for Cut-off-Grade analysis were taken from actual costs from 2025, as shown in Table 21-2. This most recent cost history was deemed the most accurate and stable period, and which best represented the true costs of the operation. The Zimapan operation was acquired by Santacruz Silver in 2021, so it was decided to use actual costs incurred while the mines were under current ownership.

Table 21-2: Operating Costs for 2025

	Actual	Budget	Projection
	2025	2026	2027	2028	2029	2030
Mined	921,476	907,776	907,776	907,776	907,776	874,910
Milled	893,067	888,000	888,000	888,000	888,000	855,851
Mine	24,930,042	26,491,585	27,551,248	28,653,298	20,859,601	20,908,572
Maintenance	7,955,346	10,639,101	11,064,665	11,507,252	11,967,542	11,995,637
Plant	8,343,718	8,357,211	8,691,500	9,039,160	9,400,726	9,422,796
Plant Maint.	5,334,456	5,648,274	5,874,204	6,109,173	6,353,540	6,368,455
Utility Vehic.	529,313	717,733	746,443	776,300	565,147	566,473
GA & Services	12,891,927	15,847,650	16,481,556	17,140,818	12,478,516	12,507,811
Total	59,984,801	67,701,554	70,409,616	73,226,001	61,625,071	61,769,745
OPEX $/t	67.17	76.24	79.29	82.46	69.40	72.17

Source: Santacruz (2025)

Mine operations include direct costs of mining, including labor, energy, materials, and services.

Mine Equipment Maintenance Costs includes maintenance of all equipment related to direct development, exploitation and haulage, as well as service equipment such as pumping, ventilation, winches, etc.

Plant and Plant maintenance costs include direct costs as well as indirect costs. General and Administration includes Concentrate haulage, Site Management, Technical services, Site Administration, Environmental and Social, Safety and Security.

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22	Economic Analysis

An economic analysis has not been prepared for the Zimapán Project (including the Carrizal and El Monte mines) as part of this Technical Report.

The mineralized zones currently being exploited at the Carrizal and El Monte mines have a long and well-documented history of mining activity extending over approximately four centuries. Notwithstanding this extensive operational history, Santacruz Silver Mining Ltd. has not based its decision to commence or continue production on a feasibility study, pre-feasibility study, or other economic study demonstrating the technical and economic viability of mineral reserves in accordance with the requirements of NI 43-101.

Furthermore, the Property does not currently contain a mineral resource estimate that has been prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014, as amended), nor has a current mineral reserve estimate been established. As a result, there is no compliant basis upon which to undertake a meaningful or reliable economic analysis, including cash flow modelling, net present value (NPV), internal rate of return (IRR), or sensitivity analyses.

Given the absence of current mineral resource and mineral reserve estimates, any attempt to prepare an economic evaluation would be speculative and potentially misleading. Accordingly, such analysis has not been undertaken in this Report.

The decision to operate the Carrizal and El Monte mines without the support of a current mineral resource or mineral reserve estimate, and in the absence of a supporting economic study, introduces inherent uncertainty and elevates both technical and economic risks. These risks include, but are not limited to, uncertainty in grade continuity, tonnage estimates, metallurgical performance, operating costs, and overall project viability. Consequently, there is a material risk that the production activities may not achieve the anticipated economic outcomes, and there exists a corresponding risk of technical and economic failure.

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23	Adjacent Properties

23.1	La Negra Property

The La Negra Property is situated 8.5 km to the northwest of the Carrizal mine in the Maconí Mining District, State of Querétaro, Mexico. AMC Mining Consultants (Canada) Ltd. (AMC) prepared a technical report dated January 16, 2015 for Aurcana Corporation (Mosher,2015), a listed company on the Toronto Stock Exchange who owned rights to the property at the effective date of the La Negra technical report.

The La Negra property is underlain by limestone of the El Doctor Formation that has been recrystallized and altered to skarn next to diorite intrusives and dikes. Mineralization at La Negra is contained within skarn that developed through alteration of El Doctor Formation limestone, forming chimney and mantos style mineralization with massive sulfide domains. AMC reported a mineral resource estimate for eleven mineral zones. The mineral resource estimate was reported in accordance with CIM Definition Standards on Mineral Resources and Reserves (CIM Definition Standards) and NI 43-101 Standards of Disclosure for Mineral Projects at the time. The author notes that since the date of the La Negra mineral resource estimate, metal prices have changed significantly.

The author believes the Zimapan property and the La Negra property share similar characteristics including geological setting, mineralization and alteration styles and an extensive history of mining activity.

Current (202The mine is now owned by Nuevo Silver Inc., which acquired 100% of the holding company (Minera La Negra S.A. de C.V.) in February 2026. There is also a pending/associated corporate transaction whereby Silverco Mining Corp. is advancing an acquisition of Nuevo Silver, which would effectively place La Negra under Silverco if completed.

Nuevo Silver Inc. is a privately held Canadian mining company focused on silver, formed to acquire and operate the La Negra polymetallic mine in Querétaro, Mexico. It has quickly become notable because it is the vehicle through which ownership of La Negra is being consolidated and then rolled into a listed Canadian producer via a proposed acquisition by Silverco Mining Ltd.

Latest NI 43-101 Technical Report (La Negra) entitled Technical Report – Preliminary Economic Assessment Study, La Negra Mine, Minera La Negra S.A. de C.V. with effective date March 31, 2022.

La Negra – Mineral Resource (NI 43-101, 2022 PEA)

Indicated:

●	Tonnes: ~2.45 Mt

●	Silver: ~191 g/t

●	Copper: ~0.35%

●	Zinc: ~4.3%

●	Lead: ~2.2%

Inferred:

●	Tonnes: ~6.4 Mt

●	Silver: ~202 g/t

●	Copper: ~0.30%

●	Zinc: ~4.8%

●	Lead: ~2.0%

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24	Other Relevant Data and Information

There is an ongoing effort to modernize methods, processes and procedures for data acquisition, QA/QC interpretation and modelling of mineralization, estimation techniques, and reporting to adhere to CIM Mineral Resource and Mineral Reserves Estimation Best Practice Guidelines (2019).

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25	Interpretations and Conclusions

The following observations were made:

●	Zimapan operation has successfully extended operations by recovering remnant stopes and extending operations to depth based on the predictability of the vertical ore lenses without extensive diamond drilling;

●	Ground conditions are quite competent in the longhole mining areas, allowing for large unsupported hangingwalls. Ground control in development and cut and fill stoping areas appears to be well executed;

●	Mining operations are well run, as evidenced by good housekeeping practices in the mine and maintenance areas;

●	The mines have multiple active workplaces, allowing for flexible operations; and

●	The workforce is local, stable, and competent. Good survey controls are apparent throughout development and stoping areas.

25.1	Risks

Modern planning tools need to be implemented at the operation to assist in the preparation of a sound mine plan. While the current system works, it is inefficient and should be replaced with industry-standard practices.

The practice was not observed by JDS, but it is understood that remote LHD’s occasionally operate inside the open stopes without remote. The stopes should be treated as non-entry to personnel.

Surface access to the Carrizal Mine for personnel and ore haulage is provided by a very narrow and steep road that is heavily travelled. The two-way traffic meets regularly, requiring vehicles to back up and park to the side on switch backs to allow other vehicles to pass. This is a very precarious procedure that should be better controlled, both for safety and efficiency.

Ventilation is in general quite poor throughout the mines, with a high level of particulates resulting from the low flow volumes.

25.2	Opportunities

Zimapan operations has the opportunity to extend mining to depth in both mines. This will require a comprehensive plan that is based on diamond drilling of future mining zones and effective planning using industry-standard software and tools.

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26	Recommendations

JDS recommends the following actions:

●	Starting this year, all resource and reserve estimates should be conducted using industry-standard mine planning software;

●	The drill pattern used in the longhole stopes should be reassessed to reduce drilling and blasting costs. An intense program to optimize blasting should be initiated. This would reduce external dilution and the associated costs (mucking, truck haulage, processing, tailings disposal) significantly. This could be done by increasing drill ring and drill hole spacing, reducing the drillhole diameter, or some combination of both changes;

●	The access road to Monte should either be controlled by radio or long delay traffic lights, making the most dangerous portions one-way for an intermittent durations. This would enhance safety but also make haulage travel more efficient;

●	A leaky feeder system for radio communication or similar infrastructure should be installed underground. This would improve emergency response time and simplify underground traffic control;

●	All mucking past the stope brow should be remote controlled. The percentage of remote mucking can sometimes be reduced by shaping the blasts to feed the ore to a drawpoint with a final blast of short upholes at the draw point. This concept should be evaluated for application in the mines;

●	The ventilation system must be improved. This will reduce heat in the mine, improve occupational health outcomes, and allow for faster re-entry times after blasting; and

●	Earlier and better geologic information must be gathered to optimize mine planning. This should include a diamond drill program prior to mining each zone and in-fill drilling to improve definition of mineralized zones.

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27	References

Barrios-Rodriquez et al. (1996) Informe Final Complementario a la Cartografia Geologico Minera y Geochemica Escala 1:50,000 de la hoja San Joaquin F14-C58, Queretaro e Hidalgo. Consejo de Recursos Minerales.

Bray, E., 1995. Preliminary compilation of descriptive geo-environmental mineral deposit models. Open- File Report 95-831. US Geological Survey. Chapter 14. pp 121-129.

Bui, P.V. and DeWitt, S, “Technical Report, Zimapan Property, Hidalgo, Mexico dated effective April 2, 2020”

Carrillo-Martínez, M., 1989. Estratigrafía y Tectónica de la parte Centro-oriental del Estado de Querétaro: Universidad Nacional Autónoma de México, Instituto de Geología. Revista, v.8, núm. 2, p. 188- 193.

Carrillo-Martínez, M., Valencia, J. J., Vázquez, M. E., Bartolini, C., Buffler, R. R., & Cantú-Chapa, A. 2001. Geology of the southwestern Sierra Madre Oriental fold-and-thrust belt, east-central Mexico, a review. AAPG Memoir, 75, 145-158.

CIM Mineral Resource & Reserve Committee (2019) CIM Estimation of Mineral Resources & Mineral Reserve Best Practice Guidelines. Retrieved from: https://mrmr.cim.org/media/1129/cim-mrmr- bp-guidelines_2019.pdf

Diario Oficial de la Federación, Mexico (2011) NORMA Official Mexicana NOM-120-SEMARNAT-2011. DOF: 13/03/2012. retrieved from: http://dof.gob.mx/nota_detalle.php?codigo=5238496&fecha=13/03/2012

Diario Oficial de la Federación, Mexico (2018). LEY GENERAL DEL EQUILIBRIO ECOLÓGICO Y LA PROTECCIÓN AL AMBIENTE. DOF 05-06-2018, retrieved from: http://www.diputados.gob.mx/LeyesBiblio/pdf/148_050618.pdf

Diario Oficial de la Federación, Mexico (2014) LEY MINERA. DOF 11-08-2014, retrieved from: http://www.diputados.gob.mx/LeyesBiblio/pdf/151_110814.pdf

Fitz-Díaz, E., Tolson, G., Hudleston, P., Bolaños-Rodríguez, D., Ortega-Flores, B., & Serrano, A. V. (2012). The role of folding in the development of the Mexican fold-and-thrust belt. Geosphere, 8(4), 931-949.

García, G., & Querol, F. (1991). Description of some deposits in the Zimapan district, Hidalgo. Economic Geology, Mexico (Salas GP, ed). Boulder, CO: Geological Society of America, 295-313.

Gonzalez-Partida, E., Carrillo-Chaevez, A., Levresse, G., Tritlla, J., and Camprubi, A., 2003. Genetic implications of fluid inclusions in skarn chimney ore, Las Animas Zn–Pb–Ag(–F) deposit, Zimapan, Mexico. Ore Geology Reviews. v23. pp 91-96.

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Juarez, H., Medina, R., and Vega, I., 2009. Biogeographic analysis of endemic cacti of the Sierra Madre Oriental, Mexico. Biological Journal of the Linnean Society. v97. pp 373-389.

Martini, M., Solé, J., Garduño-Martínez, D. E., Puig, T. P., & Omaña, L. (2016). Evidence for two Cretaceous superposed orogenic belts in central Mexico based on paleontologic and K-Ar geochronologic data from the Sierra de los Cuarzos. Geosphere, 12(4), 1257-1270.

Mosher, G. Z. et al. (2015) Technical Report: Minera La Negra Property, Queretaro, Mexico. NI43-101 Technical Report Prepared for Aurcana Corporation. Retrieved from: https://sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00003467

Megaw, P., Ruiz, J., and Titley, S., 1988. High-Temperature, Carbonate-Hosted Ag-Pb-Zn(Cu) Deposits of northern Mexico. Economic Geology. V83. pp1856-1885.

Reyes, J., Montano, J., Casillas, S., and Bermeo, G., Carta Geologico-Minera Pachuca F14-11 [1:250,000]. Servico Geologico Mexicano, 1997.

Segerstrom, K. (1962). Geology of South-central Hidalgo and North-eastern México. Geological Survey Bulletin 1104-C. US Government Printing Office.

Simons, F.S., and Mapes., E.V., 1956. Geology and Ore Deposits of the Zimapan Mining District, State of Hidalgo, Mexico. Geological Survey Professional Paper 284, 125p.

Suter, M., Contreras-Pérez, J., & Ochoa-Camarillo, H. (1997). Structure of the Sierra Madre Oriental fold- thrust belt in east-central Mexico. II Convención sobre la Evolución Geológica de México, Libro- guía de las excursiones geológicas, Excursión, 2, 45-63.

Secretaria de Economia: Coordinación General de Minería. Web. November 2, 1998. http://tarjetarpm.economia.gob.mx/tarjeta.mineria/

Secretaria de Economia: Direccion General de Minas. Web. November 2, 2018. http://www.siam.economia.gob.mx/es/siam/home.

Secretaria de Economia: Instituto Nacional para el Federalismo y el Desarrollo Municipal. Web. November 2, 2018. https://www.gob.mx/inafed.

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28	Units of Measure, Abbreviations, Acronyms, and Glossary of Spanish Terms

Symbol / Abbreviation	Description
°	degree
$	United States Dollars
$M	One Million United States Dollars
°C	degrees Celsius
μm	micrometres
3D	three-dimensions
a	annum (year)
ACAD	AutoCADTM, a commercially produced design software by Autodesk
Ag	silver
amsl	above mean sea level
Au	gold
Bi	bismuth
Ca	calcium
CAPEX	Capital expense
cfm	cubic feet per minute
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimetre
cm2	square centimetre
cm3	cubic centimetre
CIBC	Canadian Imperial Bank of Commerce
CIT	Corporate income tax
COMIBOL	Bolivian Government owned mining company; joint venture partner to Santacruz through the Illapa JV
CQA	Quality Assurance (for tailings disposal)
CQC	Quality control management (for tailings disposal)
Cu	copper
CV	Coefficient of Variation
DAA	Declaration of Environmental Adequacy
DMT	Dry metric tonnes
E	East
EBIT	Earnings before interest and taxes
EIA	Environmental Impact Assessment
ENDE	National Electricity Company (Bolivia)

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Symbol / Abbreviation	Description
ft3	cubic foot
g	gram
G&A	general and administrative
g/t	grams per tonne
hp	horsepower
HSEC	health, safety, environment and community
IDW	Inverse distance weighting
JDS	JDS Energy & Mining Inc.
JORC	Australasian Joint Ore Reserves Committee
JV	Joint venture
kg	kilogram
km	kilometre
km/h	kilometres per hour
kPa	kilopascal
kt	kilotonne
kV	kilovolt
kVA	kilovolt-ampere
kW	kilowatt
L	litre
L/min	litres per minute
L/s	litres per second
LOM	life of mine
m	metre
M	million
Ma	million years
masl	metres above sea level
mm	millimetre
Mm3	Millions of cubic metres
MPa	megapascal
Mt	million metric tonnes
MW	megawatt
N	north
NI 43-101	National Instrument 43-101
NSR	net smelter return
OPEX	Operating cost
oz	troy ounce
OK	Ordinary kriging

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 28-2

Symbol / Abbreviation	Description
P.Eng.	Professional engineer (a Canadian designation)
P.Geo.	Professional Geologist (a Canadian designation)
Pb	lead
ppm	parts per million
PVC	Polymerization of vinyl chloride (a plastic)
QA/QC	quality assurance/quality control
QP	qualified person
RMR	rock mass rating
S	South
SAG	Semi-autogenous grinding
SAMREC	South African Code for the Reporting of Exploration Results
Sb	Antimony
SDG	Sustainable development goals
SG	specific gravity
Sn	selenium
t	metric tonne
t/d	tonnes per day
t/m3	Tonnes per cubic metre
TSF	tailings storage facility
UTM	universal transverse mercator
V	volt
W	west
Zn	zinc
ZnEq	Zinc equivalent (other payable metal values have been converted to the same value of zinc metal)

Glossary
Spanish Term	English Translation
1er	Primary
2do	Secondary
Acceso	Sublevel access
Aire limpio	Fresh air
Aire viciado	Exhaust
Altura de banco	Bench height
Ancho	Width

ZIMAPAN MINE | NI 43-101 TECHNICAL REPORT	PAGE 28-3

Glossary
Spanish Term	English Translation

Ángulo	Dip
Bomba estacionaria	Stationary pump
Bomba sumergible	Submersible pump
Bombeo	Pumping
Buzon	Ore bin
Cara libre	Free face
Chimenea	Raise
Chimenea de ventilacion	Ventilation raise
Circuito	Circuit
Desarollos	Development
Dique de colas	TSF
Direccion de tumbe	Ore mining direction
Etapa	Stage
Exploración	Exploration
Filtracion	Filtration
Flotacion	Flotation
Flujograma	Flowsheet
Galería	Drift (gallery), classified as Superior (main) and Inferior (secondary)
Ingeniera	Engineering
Ingreso rampa	Portal
Mantenimiento	Maintenance
Media ambiente	Environment
Mina	Mine
Nivel	Level
Perforación	Drilling
Planta Concentradora	Processing Plant
Plomo	Lead
Puente	Pillar
Red de bombeo	Pumping system
Relleno	Backfill
Seccion longitudinal	Long section
Seccion transversal	Cross section
Seguridad	Security
Sistema	System
Subnivel	Sublevel
Subnivel de relleno	Backfill drift
Taladros	Drillholes
Taza de bombeo	Water storage pond
Ventilador	Fan
Veta	Vein
Zonas explotadas	Mined zones

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